Exhibit 99.3

20
23
2023
Management
Information
Circular
Dated March 15, 2024
Notice of Meeting of Shareholders May 7, 2024

INVITATION TO SHAREHOLDERS

Dear Enerflex Shareholders,

We invite you to attend Enerflex Ltd.’s Annual Meeting of Shareholders at 11:00 am (MDT) on May 7, 2024. Enerflex will be holding its meeting in a virtual-only format. Attending the virtual meeting will provide all registered shareholders and duly appointed proxyholders, regardless of geographic location and number of common shares held, an equal opportunity to participate at the meeting, securely vote their shares online, and engage with senior leaders and directors of Enerflex. Guests, including non-registered (beneficial) shareholders, can log into and listen to the meeting but will not be able to vote or ask questions. At the meeting, you will have the opportunity to hear about our 2023 performance and management’s plans going forward for the business.

We encourage shareholders to vote in advance of the meeting by proxy using the various available voting channels, as described in the accompanying Management Information Circular dated March 15, 2024. Your participation at the meeting is important; please take the time to review the Management Information Circular and register your vote on all the items of business to be conducted at the meeting. We encourage you to visit our website for further information about our company at www.enerflex.com, as well as our other public disclosure documents available under our electronic profile on SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

On behalf of the Board and management, we thank you for your ongoing support and confidence in Enerflex and look forward to seeing you at the meeting.

Yours sincerely,

[signed] “Kevin J. Reinhart”	[signed] “Marc Rossiter”

Kevin J. Reinhart	Marc Rossiter

Chair of the Board	President, Chief Executive Officer, and Director

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Enerflex Ltd. (“Enerflex” or the “Company”) will be held at 11:00 am (MDT) on Tuesday, May 7, 2024 (the “Meeting”), in a virtual format via live online webcast, at https://virtual-meetings.tsxtrust.com/1578. The purpose of the meeting is to:

a)	Receive the Annual Consolidated Financial Statements of the Company as at and for the year ended December 31, 2023, together with the report of the independent auditors thereon;

b)	Elect ten (10) directors of the Company;

c)	Appoint the independent auditors of the Company for the ensuing year at a remuneration to be fixed by the directors of the Company;

d)	Approve an advisory resolution to accept Enerflex’s approach to executive compensation; and

e)	Transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Board of Directors unanimously recommends you vote FOR all the Enerflex director nominees and FOR the other items of annual business to be considered at the Meeting.

Calgary, Alberta	By order of the Board of Directors of Enerflex Ltd.,

March 15, 2024	[signed] “Kevin J. Reinhart”

Kevin J. Reinhart
Chair of the Board

The specific details of the matters proposed to be put before the meeting are set forth in the Management Information Circular dated March 15, 2024 (the “Circular”), accompanying, and forming part of this Notice. You are encouraged to vote in advance of the Meeting by proxy using the various available voting channels, as described in the Circular. You are entitled to vote if you hold common shares of Enerflex at the close of business on March 18, 2024, the record date for the Meeting.

To ensure your votes are counted at the Meeting, your proxy must be received by TSX Trust Company by May 3, 2024, at 11:00 am (MDT) or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of any adjournment(s) or postponement(s) of the Meeting. If you received a voting instruction form, you must provide your instructions as specified in the voting instruction form in sufficient time for the intermediary to act on them prior to that deadline.

Table of Contents

ABOUT ENERFLEX	1
VIRTUAL MEETING AND VOTING INFORMATION	3

HOW TO ATTEND THE VIRTUAL MEETING	3
HOW TO VOTE PRIOR TO THE MEETING	3
HOW TO VOTE AT THE MEETING	5
ASKING QUESTIONS AT THE MEETING	5
HOW APPOINT A PROXYHOLDER	6
VOTING QUESTIONS	7
PERSONS MAKING THE SOLICITATION	7
NOTICE-AND-ACCESS	7
RECORD DATE	8
VOTING SHARES AND PRINCIPAL HOLDERS	8
QUORUM	8
ADVANCE NOTICE FOR DIRECTOR NOMINATIONS	8
BUSINESS OF THE MEETING	9
FINANCIAL STATEMENTS	9
ELECTION OF DIRECTORS	9
APPOINTMENT OF AUDITORS	10
ADVISORY VOTE ON EXECUTIVE COMPENSATION	10
OTHER MATTERS	10
OVERVIEW OF PROPOSED BOARD COMPOSITION	11
BOARD DEMOGRAPHICS	11
STANDING COMMITTEE MEMBERSHIP	11
DIRECTOR PROFILES	12
SKILLS MATRIX	22
BOARD OF DIRECTOR COMPENSATION	25
ROLE AND RESPONSIBILITY OF THE NCG COMMITTEE
REGARDING DIRECTOR COMPENSATION	25
DIRECTOR COMPENSATION OBJECTIVES	25
ANNUAL CASH AND EQUITY RETAINERS AND MEETING FEES	25
DEFERRED SHARE UNITS	27
OPTIONS	27
SHARE OWNERSHIP GUIDELINES	27
2023 DIRECTOR COMPENSATION TABLE	28
OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS	29
INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED
DURING THE YEAR	30
CORPORATE GOVERNANCE AND SUSTAINABILITY PRACTICES	31
OVERSIGHT	31
BOARD OF DIRECTORS	34
BOARD OF DIRECTORS MANDATE	35
POSITION DESCRIPTIONS	35
ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS	35
BOARD COMMITTEES	36
BOARD ASSESSMENTS	37
BOARD COMPOSITION AND RENEWAL	37
ETHICAL BUSINESS CONDUCT AND COMPLIANCE	38
DIVERSITY, INCLUSION, AND WELLBEING	41
EXECUTIVE TALENT MANAGEMENT AND SUCCESSION PLANNING	43

ACTIVE ENGAGEMENT WITH SHAREHOLDERS	44
RISK OVERSIGHT	44
STRATEGIC PLANNING OVERSIGHT	45
A MESSAGE FROM THE HRC COMMITTEE CHAIR AND BOARD CHAIR REGARDING EXECUTIVE COMPENSATION	46
EXECUTIVE COMPENSATION OVERVIEW	49
NAMED EXECUTIVE OFFICERS	49
EXECUTIVE COMPENSATION PROGRAM OBJECTIVES	49
EXECUTIVE COMPENSATION GOVERNANCE AND RISK MANAGEMENT	50
COMPENSATION DECISION-MAKING PROCESS	51
RESEARCH AND BENCHMARKING	52
NAMED EXECUTIVE OFFICER PROFILES	55
COMPENSATION DISCUSSION AND ANALYSIS	60
ELEMENTS OF THE EXECUTIVE COMPENSATION PROGRAM	60
TARGET COMPENSATION	60
PAY MIX	60
DISCRETION	61
BASE SALARY	61
ENERFLEX PERFORMANCE RELATIVE TO THE TSX COMPOSITE INDEX AND THE NYSE	61
SHORT-TERM INCENTIVE PLAN	63
LONG-TERM INCENTIVE PLANS	67
RETIREMENT AND PENSION PROGRAMS	70
BENEFITS AND PERQUISITES	71
SHARE OWNERSHIP GUIDELINES	72
ANTI-HEDGING PROTECTION	72
INCENTIVE COMPENSATION RECOVERY POLICY	72
SUMMARY COMPENSATION TABLE	73
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	74
INCENTIVE PLAN AWARDS—VALUE VESTED OR EARNED DURING THE YEAR	75
PAYMENTS ON TERMINATION OTHER THAN IN CONNECTION WITH A CHANGE OF CONTROL	76
PAYMENTS ON TERMINATION AND IN CONNECTION WITH A CHANGE OF CONTROL	78
ADDITIONAL COMPENSATION PLAN INFORMATION	82
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY
COMPENSATION PLANS	82
ANNUAL BURN RATE	82
STOCK OPTION PLAN	82
MISCELLANEOUS	84
INDEBTEDNESS OF DIRECTORS AND OFFICERS	84
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	84
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	84
ADDITIONAL DISCLOSURE RELATING TO DIRECTORS	84
CURRENCY OF INFORMATION	85
ADDITIONAL INFORMATION	85
SHAREHOLDER PROPOSALS	85
DIRECTORS’ APPROVAL	86
APPENDIX A – BOARD MANDATE	A-1
APPENDIX B – GLOSSARY	B-1

FORWARD-LOOKING INFORMATION ADVISORY

This Circular contains forward-looking information (“Forward-looking Information”) within the meaning of applicable Canadian securities laws and forward-looking statements (“Forward-looking Statements” and together with Forward-looking Information, “Forward-looking Information and Statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “intend”, “propose”, “may”, “will”, “shall”, “should”, “could”, “would”, “believe”, “pursue”, “potential”, “objective”, “drive”, and “capable”, and similar expressions are intended to identify Forward-looking Information and Statements. In particular, this Circular includes (without limitation) Forward-looking Information and Statements pertaining to: the ability of the Company to continue to pursue opportunities that benefit the global effort to address climate change; expectations that each of the four identified market segments within the Energy Transition solutions will rely, to a significant degree, on modularized solutions; the Company’s efforts to minimize its environmental impact; that the Company’s ability to successfully provide solutions will create value for Enerflex and its stakeholders and is aligned with Enerflex’s overall strategy for long-term sustainability; that the Company’s abilities will successfully translate into opportunities to drive value in the bioenergy space and the timing associated therewith; expectations that the Company can meaningfully participate in the hydrogen transition to drive sustainable value and the timing associated therewith; the Company’s ability to identify economic energy and emissions-reduction opportunities in its operations or procurement; the ability for Enerflex to proactively address emission regulations and the costs associated therewith; the ability of the Company to implement effective waste management practices that meet regulatory requirements and the costs associated therewith; the strategic objectives of the Company and the expectation that execution of the Company’s strategy will realize value for Shareholders; the Company’s ability to serve customers in key markets; the growth of renewable sources of energy; the expected value of Long-term Incentive plans and notional dividends earned thereon; payments on termination in connection with a change of control; the alignment of the Company’s selected peer group with the anticipated future mix of domestic and international revenue and operation; and our executive compensation philosophy and practices.

All Forward-looking Information and Statements in this Circular are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; environmental, social, and governance expectations and investor sentiment in respect thereof; volatility of oil and natural gas prices and the risks and uncertainties otherwise inherent in the energy sector; hydrocarbon product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations, including future dividends to Shareholders of the Company; increased competition; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; the ability of the Company to implement low-carbon technologies and initiatives; risks related to corruption, sanctions, and trade compliance; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran Corporation and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran Corporation by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form for the year ended December 31, 2023 accessible on SEDAR+ and in Enerflex’s management’s discussion and analysis for the year ended December 31, 2023 accessible on SEDAR+. While the Company believes that there is a reasonable basis for the Forward-looking Information and Statements included in this Circular, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements, and readers are cautioned not to unduly rely on forward-looking information.

The Forward-looking Information and Statements contained herein is expressly qualified in its entirety by the above cautionary statement. The Forward-looking Information and Statements included in this Circular are made as of the date of this Circular and are based only on the information available to the Company at such time. Other than as required by law, Enerflex disclaims any intention or obligation to update or revise any Forward-looking Information and Statements, whether as a result of new information, future events, or otherwise. This Circular and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

PRESENTATION OF INFORMATION

Unless otherwise indicated, information contained in this Circular is given as of March 15, 2024. References in this Circular to “$” or “dollars” are to Canadian dollars unless otherwise stated.

Information contained on or otherwise accessible through the Enerflex website, though referenced herein, does not form part of, and is expressly not incorporated by reference into, this Circular.

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ABOUT ENERFLEX

At Enerflex, We Are

Transforming Energy for a Sustainable Future

Our business strategies are built on this Vision, and our Values reflect who we are, how we pursue our Vision, and how we conduct business.

Integrity	Do the right thing ∎ Be ethical ∎ Be trustworthy ∎ Be respectful ∎ Be environmentally and socially responsible ∎ Listen and communicate effectively

Commitment	Deliver on our promises ∎ Be a health and safety leader ∎ Anticipate and meet stakeholder needs ∎ Establish common goals and deliver results ∎ Attract, develop, and retain the best people

Creativity	Lead with innovation ∎ Improve our business every day ∎ Be collaborative ∎ Value creative thinking ∎ Embrace change ∎ Empower a lower carbon future

Success	Be a sector leading investment ∎ Face reality ∎ Create and sustain customer loyalty ∎ Optimize growth and business performance ∎ Recognize and celebrate achievement

2024 Management Information Circular	1

Enerflex is a values-driven, publicly traded global energy services company deploying and servicing equipment, infrastructure, low-carbon, and treated water solutions that secure the energy needs of today while preparing for the energy demands of tomorrow. The Company applies its technical expertise and trusted reputation to add value in highly specialized areas – from one-off projects and systems to a wide range of services and highly integrated solutions.

Enerflex’s Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business focused on creating shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, bioenergy (including renewable natural gas), and hydrogen solutions, and works closely with its client partners to help facilitate global decarbonization efforts.

The Company continues to build an increasingly resilient and sustainable business through its Energy Infrastructure and After-Market Services product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

Headquartered in Calgary, Alberta, Canada, the Company has a long and proud history dating back to 1980 and today operates in 20 countries globally. Enerflex, its subsidiaries, interests in associates, and joint operations are located in: Canada and the United States (North America); Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru (Latin America); and the United Kingdom, the United Arab Emirates, Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand (Eastern Hemisphere).

Enerflex has state-of-the-art fabrication and workshop facilities in Calgary, Alberta, Canada; Houston, Texas, U.S.A.; Broken Arrow, Oklahoma, U.S.A.; and Brisbane, Queensland, Australia, delivering high-quality, standard and custom, long-life operating systems.

Enerflex is one of the leading suppliers of natural gas compression infrastructure within the North America, Latin America, and the Eastern Hemisphere, with a global fleet of approximately 2 million horsepower.

Enerflex’s expert teams of globally deployable professionals, technicians, and tradespeople cover the key disciplines of engineering, design, manufacturing, construction, installation, commissioning, assets under maintenance, and service.

2024 Management Information Circular	2

VIRTUAL MEETING AND VOTING INFORMATION

HOW TO ATTEND THE VIRTUAL MEETING

Registered shareholders and duly appointed proxyholders can participate, ask questions, and vote at the Meeting, all in real time. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in and listen to the Meeting but are not able to vote or ask questions.

Step 1:

Log in online at https://virtual-meetings.tsxtrust.com/1578. We recommend you log in at least thirty (30) minutes before the Meeting starts. It is important you remain connected to the internet for the duration of the Meeting.

Step 2:	Follow these instructions:

∎

Registered shareholders: Click “I have a control number” and then enter your 13-digit control number and password enerflex2024 (case sensitive). The control number is located on the form of proxy or in the e-mail notification you received from TSX Trust Company.

∎

Duly appointed proxyholders: Click “I have a control number” and then enter your 13-digit control number and password enerflex2024 (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust Company as described below will receive a control number by e-mail from TSX Trust Company after the proxy voting deadline has passed.

∎	Guests: Click “Guest” and then follow the instructions to complete the online form.

Attending the Meeting online requires you are always connected to the internet during the Meeting to participate and vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the applicable log in procedure. You will need the latest version of Chrome, Safari, Edge, or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Meeting virtual platform. If you are experiencing any difficulty connecting or attending the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to the security settings of your organization.

HOW TO VOTE PRIOR TO THE MEETING

Before the Meeting, Shareholders of record as of the close of business on the Record Date may vote in advance of the Meeting by completing the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided therein and as summarized below.

Registered Shareholders

Voting by Proxy

You are a registered Shareholder if you hold a share certificate in your name or your Shares are recorded electronically in the direct registration system (DRS). To vote by proxy in advance of the Meeting, use the form of proxy that is provided to you. Ensure that your completed proxy is received by TSX Trust Company no later than 11:00 am (MDT) on May 3, 2024, or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Meeting if it is adjourned or postponed, by one of the following methods:

2024 Management Information Circular	3

By Internet:	You may vote through the internet at www.meeting-vote.com. You will be required to enter the 13-digit control number located on your proxy.

By E-mail:	Scan and e-mail your completed proxy to: proxyvote@tmx.com.

By Mail:	Send your completed proxy by mail to:

TSX Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1

By Fax:	Fax your completed proxy to 1.416.595.9593.

The Chair of the meeting may waive or extend the proxy cut-off without notice.

If you specify how you want to vote on your proxy form, your proxyholder must vote in accordance with such instructions. All Shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for.

In the absence of any instruction, the management appointees whose names appear on the printed form of proxy will vote your Shares in favor of the matters to be acted on. If you appoint another proxyholder and do not indicate how you want to vote, that proxyholder will decide how to vote your Shares. See “How to Appoint A Proxyholder”.

Revoking Your Proxy

You may revoke your proxy at any time before it is acted on. To revoke your proxy, deliver a written statement revoking your proxy to TSX Trust Company no later than 11:00 am (MDT) on May 3, 2024 (or the last business day before the Meeting if it is adjourned or postponed). Or, if you use your control number to log in to the Meeting, any vote you cast at the Meeting will automatically and without any further action revoke any proxy you previously submitted.

Beneficial Shareholders

Voting by Proxy

You are a non-registered Shareholder (a “Beneficial Shareholder”) if you beneficially own Shares that are held in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan, or similar plan. In many cases, Shares owned by a Beneficial Shareholder are registered either in the name of an intermediary that the Beneficial Shareholder deals with, or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Each intermediary has its own process, so be sure to carefully follow the instructions on your voting instruction form received from such intermediary well in advance of the Meeting.

To vote by proxy in advance of the Meeting, use the voting instruction form that is provided to you from your intermediary. Complete the voting instruction form by following the instructions therein well in advance of the Meeting. You can send your voting instructions by mail, phone, or via the internet. If you have voted on the voting instruction form, you may not vote at the Meeting unless you properly revoke your voting instructions. See “Revoking Your Voting Instructions”.

2024 Management Information Circular	4

Shares registered in the names of intermediaries can only be voted by those intermediaries at the direction of the Beneficial Shareholders who beneficially own the Shares. Without specific instructions, intermediaries are prohibited from voting shares for an intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

Revoking Your Voting Instructions

You may revoke your voting instructions at any time before they are acted on. Follow the procedures provided by your intermediary.

HOW TO VOTE AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholder) that attend the virtual Meeting will be able to vote by completing a ballot online during the Meeting through the virtual meeting platform.

If you use your control number to log in to the Meeting, any vote you cast at the Meeting will automatically and without any further action revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting. Your vote will be counted and acted upon in accordance with your previously provided instructions. You should only vote at the Meeting if you have not previously voted or wish to change your vote.

Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder) can log in and listen to the Meeting but will not be able to vote or ask questions during the Meeting.

ASKING QUESTIONS AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting will be able to ask questions at the Meeting. Questions or comments can be submitted in the text box (chat feature) of the webcast platform throughout the Meeting. Written questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. Additionally, Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) may submit questions in advance of the Meeting by sending them to the attention of Jeff Fetterly, Vice President, Corporate Development and Investor Relations via e-mail at ir@enerflex.com. Questions relating to the business of the meeting will be addressed during the formal portion of the Meeting at the time such matter is being discussed and all other questions will be addressed during the question period following the formal portion of the Meeting. The Chair of the Meeting will decide on the order questions are responded to and the amount of time spent on each question. If several questions relate to the same or a very similar topic, the Chair of the Meeting may choose to group such questions and indicate that similar questions were received.

Any questions that cannot be answered during the question period due to time constraints will be responded to in writing after the Meeting. Questions received during the Meeting and the answers to such questions will be posted to the Investors section of Enerflex’s website as soon as is practical following the Meeting. To the extent possible, Shareholders will be afforded the same opportunities to participate in the virtual-only format as they would at an in-person meeting. These procedures may vary from time to time depending on logistics and with a view to following best governance practices.

2024 Management Information Circular	5

HOW TO APPOINT A PROXYHOLDER

The people named in the form of proxy and voting instruction form, as applicable, are directors and officers of Enerflex. You have the right to appoint a person other than the persons designated in the form of proxy and voting instruction form, as applicable, and who need not be a Shareholder, to represent you at the Meeting.

Shareholders who wish to appoint a third-party proxyholder other than the named Enerflex proxy nominees to represent them at the Meeting must submit their form of proxy or voting instruction form (as applicable) appointing that third-party proxyholder AND that proxyholder must register with TSX Trust Company, as described below. Please ensure that the person you appoint is aware that he or she has been appointed and that the appointee must register, as described below.

Registering of the proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote and ask questions at the Meeting.

Step 1: Submit your form of proxy or voting instruction form.

∎

To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form, as applicable, and follow the instructions therein for submitting such proxy or voting instruction form, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form, as applicable.

Step 2: Proxyholder Registration

∎

The proxyholder must contact TSX Trust Company by going to TSX Trust Company’s website at https://www.tsxtrust.com/control-number-request to complete and submit the electronic form by 11:00 am (MDT) on May 3, 2024, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time and date of the adjourned or postponed Meeting and provide TSX Trust Company with the required proxyholder contact information so that TSX Trust Company may provide the proxyholder with a control number via e-mail. Without a control number, proxyholders will be able to participate as a guest but will not be able to vote or ask questions at the Meeting.

If you are a non-registered Shareholder and wish to vote yourself at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all the applicable instructions provided by your intermediary, AND register yourself as your proxyholder with TSX Trust Company, as described above. Please ensure to complete the abovementioned steps well in advance of the Meeting.

By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important you comply with the signature and return instructions provided by your intermediary.

Failure of the proxyholder to register with TSX Trust Company will result in the proxyholder not receiving a control number, which is required to vote and ask questions at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to participate as guests but will not be able to vote or ask questions at the Meeting.

2024 Management Information Circular	6

The persons named in the proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment(s) or postponement(s) thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation, or other matter that comes before the Meeting is routine and whether or not the amendment, variation, or other matter that comes before the Meeting is contested.

VOTING QUESTIONS

Should you have any questions with respect to voting your Shares at the Meeting or voting in advance by proxy, please contact TSX Trust Company directly at:

Phone:	1.800.387.0825 (toll-free in Canada and the United States) or 416.682.3860 (from outside Canada and the United States)

E-mail:	shareholderinquiries@tmx.com

Mail:	Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

Fax:	1.416.595.9593

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of Management of Enerflex. The costs incurred in the preparation and mailing of the proxy-related materials for the Meeting will be borne solely by the Company. The solicitation will primarily be by mail, but proxies may also be solicited personally, by telephone, e-mail, facsimile, or other electronic means.

NOTICE-AND-ACCESS

Management has elected to use the Notice-and-Access provisions under NI 54-101 for the Meeting in respect of mailings to its registered and Beneficial Shareholders. The Notice-and-Access provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing issuers to post meeting materials on an easily accessible website rather than mailing physical copies. The use of Notice-and-Access reduces the Company’s printing and mailing costs and significantly reduces the environmental impacts associated with producing and distributing large quantities of printed meeting materials.

All Shareholders of record as of the Record Date will be mailed a notice package which will include:

(i)	the relevant form of proxy or voting instruction form, as applicable;

(ii)	basic information about the Meeting and matters to be voted on at the Meeting;

(iii)	instructions on how to obtain a paper copy of the meeting materials; and

(iv)	a plain language explanation of how the Notice-and-Access system operates and how the meeting materials can be accessed online.

No Shareholder will receive a paper copy of this Circular unless one is specifically requested.

Management will be mailing the notice package to non-objecting Beneficial Shareholders directly with the assistance of Broadridge Investor Communications Corporation and intends to pay for intermediaries to deliver proxy-related materials to objecting Beneficial Shareholders.

2024 Management Information Circular	7

RECORD DATE

The Record Date for the Meeting is March 18, 2024. If you held Shares as of the close of business on the Record Date, you are entitled to receive notice of, attend, and vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

As of March 15, 2024, there were 123,956,865 Shares outstanding. Each Share entitles the holder to one vote on all matters to be acted upon at the Meeting unless a vote is conducted by a show of hands, in which case, every Shareholder present or in person or represented by proxy and entitled to vote shall have one vote.

To the knowledge of the directors and executive officers of Enerflex as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Enerflex.

QUORUM

The quorum for the transaction of business at the Meeting is two people holding, or representing by proxy, not less than 10% of the Shares entitled to vote at the Meeting.

ADVANCE NOTICE FOR DIRECTOR NOMINATIONS

Enerflex’s Amended By-Law No.3 requires Shareholders to provide advance notice for nominations of directors and other matters for consideration at a meeting of Shareholders. The notice of director nominations must be submitted to the Corporate Secretary of the Company no later than 40 days prior to the date of the Meeting, because the first public announcement of the Meeting was not less than 50 days prior to the Meeting, and because the Company is using Notice-and-Access for the Meeting. The notice must contain certain information about the proposed nominee(s) and the nominating Shareholder. Unless Enerflex otherwise consents, only those director nominations that comply with the applicable requirements set out in Amended By-Law No.3 will be eligible for consideration at the Meeting. Copies of Enerflex’s By-Laws are available under the Company’s electronic profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.enerflex.com.

2024 Management Information Circular	8

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Enerflex’s audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2023, and the independent auditors’ report thereon, contained in Enerflex’s 2023 Annual Report, will be tabled at the Meeting. Copies of Enerflex’s 2023 Annual Report may be obtained:

i)	from Enerflex’s website at www.enerflex.com;

ii)	from the Corporate Secretary of Enerflex upon request; and/or

iii)	under the Company’s electronic profile on SEDAR+ at www.sedarplus.ca.

No formal action will be taken at the Meeting to approve the audited Annual Consolidated Financial Statements, which have already been approved by the Company’s Board of Directors.

ELECTION OF DIRECTORS

The Board currently consists of eleven directors and the terms of each will expire immediately following the Meeting or any adjournment or postponement thereof.

Ms. Laura Folse has decided to not stand for re-election at the Meeting and accordingly her term will expire immediately following the Meeting or any adjournment or postponement thereof.

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote “FOR” the election of each director nominee.

In light of the foregoing, the Board has resolved to nominate each of the remaining ten directors for re-election to the Board at the Meeting, to serve until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed. For information about each director nominee, see “Director Profiles”.

All director nominees have consented to stand for election and serve as directors if elected. If, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, the persons in the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors (unless the Shareholder has specified therein that its Shares are to be withheld from voting on the election of directors).

Majority Vote Policy

The Board of Directors has a policy which requires any nominee who receives a greater number of votes “against” than votes ‘‘for’’ their election (in uncontested elections only) to submit to the NCG Committee their resignation. The NCG Committee will accept the resignation unless accepting such resignation would result in the Company no longer having the requisite number of Canadian resident directors or result in the Company not having the requisite number of independent directors. A copy of Enerflex’s Majority Vote Policy is available on the Company’s website at www.enerflex.com.

2024 Management Information Circular	9

APPOINTMENT OF AUDITORS

The Board of Directors unanimously recommends that Ernst & Young LLP (“EY”) be appointed as auditors of Enerflex, at a remuneration to be fixed by the Board, to hold office until the close of the next annual meeting of Shareholders. EY has served as the Company’s auditors since June 1, 2011. Should EY for any reason be unwilling or unable to accept reappointment, the Board will exercise their discretion to appoint an alternate auditor. For details concerning the fees paid to EY, see “Audit Committee – Remuneration of Auditors” in the AIF.

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote “FOR” the reappointment of EY as auditors of the Company to hold office until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors has held a “say on pay” vote every year since 2015 when it adopted the policy to hold an annual advisory vote on executive compensation. At the Meeting, Shareholders will be asked to approve an advisory resolution to accept Enerflex’s approach to executive compensation. The underlying principle for executive compensation at Enerflex is “pay for performance” – attracting and retaining critical talent while rewarding the behaviors that reinforce the Company’s

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote “FOR” the advisory resolution to accept Enerflex’s approach to executive compensation.

values and help deliver on its Enterprise objectives. A detailed discussion of Enerflex’s executive compensation program is provided in the section entitled “Compensation Discussion and Analysis”.

Proposed Resolution and Board Recommendation

At the Meeting, Shareholders will be asked to vote on the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept Enerflex’s approach to executive compensation disclosed in this Management Information Circular”.

Management and the Board unanimously recommend that Shareholders vote FOR the foregoing resolution.

While this is an advisory vote and the results are non-binding, the HRC Committee and the Board believe that the vote is an important part of Enerflex’s ongoing engagement with Shareholders about executive compensation and governance matters. The Board will take the results of the vote into account as part of its ongoing review of executive compensation. The Board and HRC Committee continue to monitor developments in executive compensation to ensure that Enerflex’s compensation practices, decisions, and risk oversight is appropriate.

Shareholders who have specific questions about Enerflex’s approach to compensation are encouraged to contact Enerflex directly: Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada, T2G 0K3, Attention: Chair of the HRC Committee.

OTHER MATTERS

As of the date of this Circular, Enerflex is not aware of any amendments or variations to the items of business or of any other matters that may properly come before the Meeting. If there are amendments or variations to the items of business or other matters that properly come before the Meeting, Shareholders or their proxyholders have the discretionary authority to vote as they see fit.

2024 Management Information Circular	10

OVERVIEW OF PROPOSED BOARD COMPOSITION

Pursuant to the Board Retirement Policy, nominees for directors are not eligible to stand for election or be appointed as a director if such director has attained the age of 72 or has served the Company as a director for 12 years since 2013. Although the Board retains discretion to waive the application of the Board Retirement Policy if it is in the best interests of the Company to do so, the Board is of the view that imposing such limits is an important mechanism for ensuring Board renewal. Based on age and years of service, all currently serving directors are eligible to stand for re-election at the Meeting. Despite being eligible, Ms. Folse has decided to not stand for re-election at the Meeting and accordingly her term will expire immediately following the Meeting or any adjournment or postponement thereof. The Company would like to thank Ms. Folse for her contributions to the Board.

At the Meeting, ten directors will be nominated for election to the Board. The NCG Committee believes the director nominees collectively represent the appropriate mix of skills, diversity of views, and variety of backgrounds for enabling the Board to fulfill its stewardship responsibilities.

BOARD DEMOGRAPHICS

The following table reflects the demographics of the Board based on the director nominees proposed for election at the Meeting.

Gender	Location	Average Age	Average Tenure	Independent

Male – 80%	Canada – 50%	62 years	5.9 years	90%
Female – 20%	U.S.A. – 40%
	Latin America – 10%

STANDING COMMITTEE MEMBERSHIP

The following table assumes that the director nominees are elected at the Meeting and represents the expected composition of each standing Committee immediately following the conclusion of the Meeting.

Director	Audit Committee	NCG Committee	HRC Committee

Mr. Assing			✓

Ms. Cox		✓	✓

Mr. Dunn		✓	✓ (Chair)

Mr. Gouin	✓

Ms. Hale	✓ (Chair)

Mr. Reinhart (1)

Mr. Rossiter (CEO) (1)

Mr. Tyree (2)	✓

Mr. Villegas		✓	✓

Mr. Weill	✓	✓ (Chair)

Notes:

(1)

Mr. Reinhart, Chair of the Board and Mr. Rossiter, President and CEO of Enerflex, do not sit on any standing Committees but will attend by invitation, all or substantially all the NCG Committee meetings and, to the extent possible given overlapping meeting times, Audit Committee and HRC Committee meetings. Neither Mr. Reinhart nor Mr. Rossiter have a vote at any such Committee meeting, and, in the case of Mr. Rossiter, he is not present for Committee decisions that involve him personally.

(2)	Mr. Tyree was appointed to the Board on March 11, 2024.

2024 Management Information Circular	11

DIRECTOR PROFILES

The following pages set out information with respect to the nominees for election to the Board of Directors, including each nominee’s equity ownership in Enerflex as of March 10, 2024, and March 10, 2023, respectively, and the expected appointments to the standing Committees of the Board.

Fernando Rafael Assing Texas, U.S.A. Age: 58 Director Since: 2020 Independent Committee Membership: HRC Committee Minimum Share Ownership Met: Yes

Mr. Assing is the President and Chief Executive Officer of Centurion Group Limited, the global rental, services, and infrastructure platform of SCF Partners. He has more than 30 years of experience in the engineering, procurement, construction, and oilfield service industries, including senior management roles in marketing, business development, commercial, and project and operations management. Prior to joining Centurion Group Limited, Mr. Assing was President and Chief Executive Officer of Tesco Corporation (LON:TSCO) until its sale to Nabors Industries (NYSE:NBR), and prior thereto he served in multiple global and regional positions with Schlumberger and Technip. He has extensive international experience in the energy industry, including operations in the United States, Canada, Latin America, the Middle East, Africa, Southeast Asia, Australia, and Europe.

Mr. Assing holds a Bachelor of Civil Engineering from Jose Maria Vargas University and serves on the Centurion board of directors.

Enerflex Board/Committee Attendance from January 1 to December 31, 2023
	Attendance	Percentage of Meetings Attended

Board	10 of 10	100%

HRC Committee	8 of 8	100%

Overall Attendance	18 of 18	100%

Securities Held (1)
	March 10, 2024	March 10, 2023	Variance from 2023

Deferred Share Units (#) (7)	114,366	76,859	49%

Shares (#)	0	0	0%

Total Value of Equity Holdings ($) (2)	968,680	720,169	35%

Voting Results for 2023 Annual General Meeting

	Votes For	Votes Withheld

Percentage of Votes	99.8%	0.2%

2024 Management Information Circular	12

Joanne Cox Alberta, Canada Age: 57 Director Since: 2023 (8) Independent Committee Membership: Audit Committee Minimum Share Ownership Met: On Track (9)

Ms. Cox has over 30 years of executive and legal experience in the energy sector and in her career, has held senior roles with global upstream exploration and production companies and energy services companies, including, most recently, Ovintiv Inc. and Precision Drilling Corporation. Ms. Cox currently serves on the Board of Directors as the Vice Chair of Hull Services and is a member of the Strategic Advisory Board of the O’Brien Institute for Public Policy at the University of Calgary’s Cumming School of Medicine.

Ms. Cox holds a Bachelor of Commerce degree with Distinction and a Bachelor of Laws degree with Distinction from the University of Saskatchewan. Ms. Cox is a member of the Audit Committee.

Enerflex Board/Committee Attendance from August 9 to December 31, 2023
	Attendance	Percentage of Meetings Attended

Board	7 of 7	100%

Audit Committee	4 of 4	100%

Overall Attendance	11 of 11	100%

Securities Held (1)
	March 10, 2024	March 10, 2023	Variance from 2023

Deferred Share Units (#) (7)	15,842	N/A	N/A

Shares (#)	10,000	N/A	N/A

Total Value of Equity Holdings ($) (2)	281,882	N/A	N/A

Voting Results for 2023 Annual General Meeting

	Votes For	Votes Withheld

Percentage of Votes	N/A	N/A

2024 Management Information Circular	13

W. Byron Dunn Texas, U.S.A. Age: 70 Director Since: 2011 Independent Committee Memberships: HRC Committee (Chair) and NCG Committee Minimum Share Ownership Exceeded: Yes

Mr. Dunn is the Chief Executive Officer and Founding Partner of Tubular Synergy Group, LP which acts as a sales, marketing, and supply chain services provider of tubular products targeted toward the oil and gas industry. Prior thereto, Mr. Dunn had a 32-year career with Lone Star Steel Company of which he was Chief Executive Officer, President, and a director from 1997 to 2007.

Mr. Dunn holds a Bachelor of Arts degree in Management from Texas Christian University and an Executive Master of Business Administration degree from the Edwin L. Cox School of Business at Southern Methodist University.

Enerflex Board/Committee Attendance from January 1 to December 31, 2023

	Attendance	Percentage of Meetings Attended

Board	10 of 10	100%

HRC Committee	8 of 8	100%

NCG Committee	5 of 5	100%

Overall Attendance	23 of 23	100%

Securities Held (1)
	March 10, 2024	March 10, 2023	Variance from 2023

Deferred Share Units (#) (7)	254,152	212,761	19%

Shares (#) (10)	30,000	30,000	0%

Total Value of Equity Holdings ($) (2)	2,406,767	2,274,671	6%

Voting Results for 2023 Annual General Meeting
	Votes For	Votes Withheld

Percentage of Votes	89.8%	10.2%

2024 Management Information Circular	14

James C. Gouin Ontario, Canada Age: 64 Director Since: 2022 Independent Committee Membership: Audit Committee Minimum Share Ownership Met: On Track (5)

Mr. Gouin served as President of Tower International, Inc. (“Tower”), a global manufacturer of engineered automotive products, from 2016 until 2019 and became Chief Executive Officer and a member of Tower’s board of directors in 2017 until 2019. Mr. Gouin joined Tower in November 2007 as Executive Vice President and Chief Financial Officer. Prior thereto, Mr. Gouin served in 2007 as a Senior Managing Director of the corporate financial practice of FTI Consulting, Inc., a business advisory firm. Additionally, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007. Mr. Gouin also served on the Board of Trustees of the University of Detroit Mercy until October 2017 and served as Chair of the Board of Directors of Vista Maria, a non-profit corporation until 2019. Mr. Gouin also served as a Director of Exterran Corporation until October 12, 2022. Finally, Mr. Gouin is currently a Director of Algoma Steel Inc.

Mr. Gouin received a Bachelor of Business Administration from the Detroit Institute of Technology and a Master of Business Administration degree from the University of Detroit Mercy.

Enerflex Board/Committee Attendance from January 1 to December 31, 2023
	Attendance	Percentage of Meetings Attended

Board	10 of 10	100%

Audit Committee	8 of 8	100%

Overall Attendance	18 of 18	100%

Securities Held (1)
	March 10, 2024	March 10, 2023	Variance from 2023

Deferred Share Units (#) (7)	24,340	3,841	534%

Shares (#)	56,016	56,016	0%

Total Value of Equity Holdings ($) (2)	680,615	560,860	21%

Voting Results for 2023 Annual General Meeting

	Votes For	Votes Withheld

Percentage of Votes	99.9%	0.1%

2024 Management Information Circular	15

Mona Hale Alberta, Canada Age: 61 Director Since: 2021 Independent Committee Membership: Audit Committee (Chair) Minimum Share Ownership Met: On Track (3)

Ms. Hale is an independent businessperson with over 35 years of executive, financial, and operational leadership experience across the oil and gas, mining, and telecommunication sectors. She was the Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc. until her retirement in 2020. Prior thereto, Ms. Hale was the Chief Financial Officer for Edmonton Economic Development Corporation and held senior executive leadership positions at Prairie Mines & Royalty Ltd. and TELUS. Over the course of her career, Ms. Hale had roles providing experience in accounting and financial controls, commercial management, operational leadership, and corporate strategic planning. Ms. Hale currently serves as a director of Edmonton Airports and FortisAlberta Inc.

Ms. Hale holds a Bachelor of Commerce from the University of Alberta. Ms. Hale is a Fellow of the Chartered Professional Accountants of Alberta and a past recipient of the YWCA Women of Distinction Business Entrepreneur Award.

Enerflex Board/Committee Attendance from January 1 to December 31, 2023

	Attendance		Percentage of Meetings Attended

Board	10 of 10		100%

Audit Committee	8 of 8		100%

Overall Attendance	18 of 18		100%

Securities Held (1)

	March 10, 2024	March 10, 2023	Variance from 2023

Deferred Share Units (#) (7)	81,726	43,566	88%

Shares (#)	10,000	10,000	0%

Total Value of Equity Holdings ($) (2)	776,919	501,913	55%

Voting Results for 2023 Annual General Meeting

	Votes For		Votes Withheld
Percentage of Votes	99.8%		0.2%

2024 Management Information Circular	16

Kevin J. Reinhart Alberta, Canada Age: 65 Director Since: 2017 (6) Independent Committee Membership: Chair of the Board of Directors Minimum Share Ownership Met: Yes

Mr. Reinhart is an independent businessperson with over 35 years of executive and financial experience in international energy company operations. After an early career in public accounting, Mr. Reinhart joined Nexen Inc. (“Nexen”) in 1994 and held several senior roles in financial reporting, treasury, risk management, corporate planning, and business development before becoming Nexen’s Chief Financial Officer in 2009 and its Interim President and Chief Executive Officer in 2012. Following the sale of Nexen to CNOOC Limited (a Chinese state-owned enterprise) in 2013, Mr. Reinhart continued as President of their western-world operations until his retirement in 2014. Mr. Reinhart has served as a director of three publicly listed companies.

Mr. Reinhart is a Chartered Professional Accountant and holds a Bachelor of Commerce degree from Saint Mary’s University.

Enerflex Board/Committee Attendance from January 1 to December 31, 2023

	Attendance		Percentage of Meetings Attended

Board	10 of 10		100%

Securities Held (1)
	March 10, 2024	March 10, 2023	Variance from 2023

Deferred Share Units (#) (7)	206,867	155,962	33%

Shares (#)	56,250	51,250	10%

Total Value of Equity Holdings ($) (2)	2,228,601	1,941,576	15%

Voting Results for 2023 Annual General Meeting

	Votes For		Votes Withheld

Percentage of Votes	94.6%		5.4%

2024 Management Information Circular	17

Marc Rossiter Alberta, Canada Age: 52 Director Since: 2019 Non-Independent President and Chief Executive Officer Minimum Share Ownership Met: Yes

Mr. Rossiter, Enerflex’s President and Chief Executive Officer is responsible and accountable for the Company’s value creation and global growth strategy. He has over 25 years of experience at Enerflex in a progression of leadership roles. Until his appointment to President and Chief Executive Officer of Enerflex on May 3, 2019, Mr. Rossiter served as Enerflex’s Executive Vice President and Chief Operating Officer (“EVP and COO”), where he was focused on growth in revenue and operating income, while safely delivering reliable solutions to customers. Mr. Rossiter joined the Company in Calgary as a Project Engineer and moved to the U.S.A. in 2003. Before his appointment as EVP and COO in April 2018, Mr. Rossiter was President of the U.S.A. region and worked in a variety of engineering and sales management roles.

Mr. Rossiter started his career in the oil and gas business as a process engineer and attained his status as a Professional Engineer in the province of Alberta. He graduated from the Royal Military College of Canada with a Bachelor of Engineering in Chemical and Materials Engineering and served the country as an officer in the Canadian Army.

Enerflex Board/Committee Attendance from January 1 to December 31, 2023

	Attendance		Percentage of Meetings Attended

Board	9 of 10		90%

Securities Held (1)

	March 10, 2024	March 10, 2023	Variance from 2022

Deferred Share Units (#) (7)	93,164	91,829	1%
Options (#)	903,778	1,078,684	-16%
Performance Share Units (#) (4)	648,210	701,050	-8%

Restricted Share Units (#)	480,026	359,853	33%

Shares (#) (10)	257,485	162,844	58%

Total Value of Equity Holdings ($) (2)	7,126,501	7,217,164	-1%

Voting Results for 2023 Annual General Meeting

	Votes For		Votes Withheld

Percentage of Votes	99.9%		0.1%

2024 Management Information Circular	18

Thomas B. Tyree, Jr. Colorado, U.S.A. Age: 63 Director Since: 2024 (11) Independent Minimum Share Ownership Met: N/A

Mr. Tyree has broad expertise in the energy industry both in a leadership role at a number of successful upstream companies and as a financial advisor to energy companies. He currently serves on the Board of Directors of Antero Resources Corporation, a NYSE-listed company focused on resource development in the Appalachian Basin. He recently served as the Chairman of Northwoods Energy LLC, an upstream oil and gas company that he founded in 2018, which was acquired by OneRock Energy Holdings, LLC in 2023. From 2020 through 2021, Mr. Tyree was Chief Executive Officer of Extraction Oil & Gas, where he led the company’s restructuring and strategic efforts, which culminated in several merger transactions and the formation of Civitas Resources. Prior to Extraction, he served as a director of Bonanza Creek Energy from 2017 to 2020. Mr. Tyree was also a co-founder, President, Chief Financial Officer, and board member of Vantage Energy, LLC from 2006 until its sale in 2016 to Rice Energy Inc. From 2003 through 2006, he served as Chief Financial Officer of Bill Barrett Corporation and from 1989 to 2003, Mr. Tyree was an investment banker at Goldman, Sachs & Co., focused on strategic advisory and financing transactions and leading their U.S. and Canadian upstream business.

Mr. Tyree received a Master of Business Administration degree from the Wharton School at the University of Pennsylvania and a Bachelor of Arts degree from Colgate University, where he currently serves as a member of the Board of Trustees. Mr. Tyree was appointed to the Enerflex Board on March 11, 2024.

2024 Management Information Circular	19

Juan Carlos Villegas Region Metropolitana, Chile Age: 69 Director Since: 2019 Independent Committee Memberships: HRC Committee and NCG Committee Minimum Share Ownership Met: Yes

Mr. Villegas is an independent businessperson with over 40 years of demonstrated executive and operational leadership experience in the industrial services sector across North America and Latin America. After an early career with Cummins and Komatsu in Latin America, Mr. Villegas joined Finning International Inc. and held numerous senior executive roles which provided experience in corporate planning, business development, operations leadership, and risk management. Until his retirement in December 2018, Mr. Villegas was President and Chief Operating Officer of Finning Canada and prior thereto was Chief Operating Officer for Finning International.

Mr. Villegas was educated in Chile and attended the University of California at Irvine. For the past 17 years, he has served as a director on both publicly listed and private organizations. Until his retirement in December 2018, Mr. Villegas sat on the Caterpillar Global Mining Counsel.

Enerflex Board/Committee Attendance from January 1 to December 31, 2023
	Attendance	Percentage of Meetings Attended

Board	10 of 10	100%

HRC Committee	8 of 8	100%

Overall Attendance	18 of 18	100%

Securities Held (1)

	March 10, 2024	March 10, 2023	Variance from 2023

Deferred Share Units (#) (7)	149,455	110,472	35%

Shares (#)	57,600	57,600	0%

Total Value of Equity Holdings ($) (2)	1,753,756	1,574,835	11%

Voting Results for 2023 Annual General Meeting

	Votes For	Votes Withheld

Percentage of Votes	94.4%	5.6%

2024 Management Information Circular	20

Michael A. Weill Texas, U.S.A. Age: 66 Director Since: 2011 Independent Committee Memberships: NCG Committee (Chair) and Audit Committee Minimum Share Ownership Met: Yes

Mr. Weill is an independent businessperson with over 40 years of executive and operational experience in the oil and gas sector across the globe. He was formerly the Chief Executive Officer of Global Deepwater Partners LLC until 2021. Global Deepwater Partners LLC is a private company, which provides exploration, appraisal, and concept select services to national oil companies. From 1996 to 2007, Mr. Weill served in various positions with BHP Billiton Petroleum including as President, Production – Americas, and as President Operations and Technology, Americas/Australia, based in Houston. He also served as President, Integrated Business Development based in Melbourne, Australia. Prior thereto, Mr. Weill served in various positions with Royal Dutch Shell in Houston, New Orleans, and The Hague from 1980 to 1996.

Mr. Weill holds a Bachelor of Science degree in Chemical Engineering from Cornell University.

Enerflex Board/Committee Attendance from January 1 to December 31, 2023
	Attendance	Percentage of Meetings Attended

Board	10 of 10	100%

NCG Committee	5 of 5	100%

Audit Committee	8 of 8	100%

Overall Attendance	23 of 23	100%

Securities Held (1)

	March 10, 2024	March 10, 2023	Variance from 2023

Deferred Share Units (#) (7)	125,615	103,664	21%

Shares (#) (10)	14,000	14,000	0%

Total Value of Equity Holdings ($) (2)	1,182,539	1,102,512	7%

Voting Results for 2023 Annual General Meeting

	Votes For	Votes Withheld

Percentage of Votes	93.4%	6.6%

Notes:

(1)	Securities held include notional dividends acquired in the case of DSUs, RSUs, and PSUs. Mr. Rossiter, as a member of the EMT, is the only director nominee eligible to receive PSUs, RSUs, and Options.

(2)	“Total Value of Equity Holdings” is the sum of:

(i)

the value of DSUs, determined by multiplying the number of DSUs plus notional dividends earned by the FMV of the Shares (the FMV of the Shares as of March 10, 2024, is $8.47 and as of March 10, 2023, was $9.37); plus

(ii)

for Mr. Rossiter only, the in-the-money value of unexercised Options, calculated using the difference between the exercise price of the Options and the FMV of the Shares ($8.47 or $9.37, as applicable); plus

(iii)	the value of owned Shares, determined by multiplying the number of Shares held by the FMV of the Shares ($8.47 or $9.37, as applicable); plus

2024 Management Information Circular	21

(iv)

for Mr. Rossiter only, the value of RSUs determined by multiplying the number of RSUs by the FMV of the Shares ($8.47). This excludes his outstanding March 13th, 2024 RSU grant which will settle in cash.

(3)

Ms. Hale has five years following the date of her appointment (October 18, 2021) to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following her appointment. As of December 31, 2023, Ms. Hale’s ownership level is $678,232. See “Board of Director Compensation – Share Ownership Guidelines”.

(4)

For Mr. Rossiter, no value has been given to PSUs when calculating the “Total Value of Equity Holdings”. See “Compensation Discussion and Analysis – Outstanding Share-Based Awards and Option-Based Awards” for the value of Mr. Rossiter’s PSUs as of December 31, 2023.

(5)

Mr. Gouin has five years following the date of his appointment (October 13, 2022) to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following his appointment. As of December 31, 2023, Mr. Gouin’s ownership level is $526,572. See “Board of Director Compensation – Share Ownership Guidelines” for details.

(6)	Mr. Reinhart assumed the role of Chair of the Board on May 3, 2022.

(7)	Enerflex DSUs are a notional unit equal to the value of a Share and although such DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Shares.

(8)	Ms. Cox was appointed to the Board effective August 9, 2023. Concurrent with her appointment to the Board, Ms. Cox was appointed to the Audit Committee.

(9)

Ms. Cox has five years following the date of her appointment (August 9, 2023) to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following her appointment. As of December 31, 2023, Ms. Cox’s ownership level is $158,347. See “Board of Director Compensation – Share Ownership Guidelines” for details.

(10)	Shares held by Mr. Dunn, Mr. Rossiter, and Mr. Weill include Shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Dunn, Mr. Rossiter, or Mr. Weill, as applicable.

(11)	Mr. Tyree was appointed to the Board on March 11, 2024.

SKILLS MATRIX

The NCG Committee and the Board review the experience, qualifications, and skills of the directors each year to ensure that such skills and the composition of the Board and its Committees meet the needs of the Board and the Company. The Board maintains a skills matrix to:

∎	evaluate the competencies and skills of the members based on the individual experience and background of each director;

∎	identify the skills and diversity that are necessary for the Board to carry out its mandate effectively;

∎	identify areas for strengthening the Board, if any; and

∎	potentially address any gaps through the recruitment of new members.

The Board regularly reviews and periodically updates its skills matrix to include a range of skills deemed relevant to the work of the Board, resulting in a broader range of candidates deemed qualified. As the Board seeks to ensure diversity among its membership, application of the updated skills matrix in the recruitment and selection process is intended to result in greater diversity among Board members. See “Diversity, Inclusion, and Wellbeing – Director Nominations and Executive Appointments”.

Annually, each director is asked to rate their respective skills and experience across the range of key qualifications set forth in the skills matrix. This data is compiled into the matrix and reviewed by the NCG Committee.

The following matrix reflects the diverse skill set requirements of the Board and identifies the specific skills and experience that is possessed by each individual proposed nominee.

2024 Management Information Circular	22

Director Skills and Experiences
Board and Governance Experience
Board Experience – prior or current experience as a board member of a major organization (public or private), other than Enerflex.	●	●	●	●	●	●	●	●	●	●
Governance Expertise – corporate governance knowledge, including governance committee experience or functional responsibility for corporate governance in a major organization.	●	●	●	●	●	●	●	●	●	●
Risk Oversight – experience identifying and evaluating risks and ensuring that management has implemented the appropriate systems to manage risk.	●	●	●	●	●	●	●	●	●	●
Managing and Leading Growth
Executive Leadership – experience leading an organization, or a major functional area or business segment of an organization.	●	●	●	●	●	●	●	●	●	●
Strategic Development – executive or management experience developing, evaluating, and implementing a strategic plan.	●	●	●	●	●	●	●	●	●	●
Business Development – executive or management experience relating to business development, mergers and acquisitions, opportunity generation, and value creation.	●	●	●	●	●	●	●	●	●	●
Senior Level Management Experience	CEO	EVP	CEO	CEO	SVP	CEO	CEO	CEO	COO	COO
Industry Experience
Oil and Gas – leadership experience in an oilfield service or oil and gas company with related industry domain knowledge.	●	●	●	●	●	●	●	●	●	●
Midstream / Energy Infrastructure – leadership experience in a midstream company, or other experience working with the midstream industry.	●	●	●	●	●	●	●	●	●	●
Manufacturing – knowledge of manufacturing, or a technical expertise regarding natural gas compression, processing, and associated oilfield equipment.	●	●	●	●	●	●	●	●	●	●
Financial Expertise
Accounting – executive responsibility for financial accounting and reporting, with knowledge of internal financial controls.	●	●	●	●	●	●	●	●	●	●
Corporate Finance – executive experience in corporate finance with knowledge of debt and equity markets.	●	●	●	●	●	●	●	●	●	●

2024 Management Information Circular	23

Director Skills and Experiences
Business Expertise
Operational Expertise – executive or management experience relating to the operation of an oilfield service company or oil and gas assets and related infrastructure.	●	●	●	●	●	●	●	●	●	●
Project Management – experience managing and executing large scale projects, including resources, risks, project status, and quality assurance.	●	●	●	●	●	●	●	●	●	●
Geographic Expertise – executive or management experience in an organization with international operations.	●	●	●	●	●	●	●	●	●	●
ESG Expertise – experience developing or managing ESG programs, including sustainability, workplace health & safety, diversity & inclusion, and social responsibility.	●	●	●	●	●	●	●	●	●	●
HR and Compensation Expertise – experience managing or overseeing compensation programs, succession planning, and talent management.	●	●	●	●	●	●	●	●	●	●
Technology and Systems Expertise – experience leading innovative technology programs with knowledge of IT general controls and cybersecurity.	●	●	●	●	●	●	●	●	●	●

● Advanced degree of experience or expertise in specific area

● General experience or expertise in specified area

● Limited experience or expertise in specific area

2024 Management Information Circular	24

BOARD OF DIRECTOR COMPENSATION

ROLE AND RESPONSIBILITY OF THE NCG COMMITTEE REGARDING DIRECTOR COMPENSATION

The NCG Committee oversees, among other things, the compensation of the Company’s directors (see also “Corporate Governance and ESG Practices – Board Committees – NCG Committee”). On an annual basis, the NCG Committee reviews director compensation, including that of the Chair of the Board of Directors, and a recommendation is made to the full Board for approval. The review includes both the individual components of director compensation, as well as the overall total compensation package to ensure that these components and levels are appropriate for directors of a company the size and with the scope of Enerflex. The NCG Committee reviews director compensation information primarily by comparing Enerflex director compensation with that of other companies in Enerflex’s peer group (see also “Executive Compensation Overview – Research and Benchmarking” for peer group details). As needed, the NCG Committee engages Hugessen to provide independent advice and analysis regarding director compensation.

DIRECTOR COMPENSATION OBJECTIVES

The Company’s objectives for director compensation are to:

∎	recruit and retain qualified individuals to contribute to the Company’s overall success through service as members of the Board of Directors, recognizing the global nature of the Company;

∎	align the interests of directors with those of Shareholders over the long term; and

∎	offer competitive compensation by positioning director compensation at or slightly above the median of director compensation paid by companies in the Company’s peer group.

ANNUAL CASH AND EQUITY RETAINERS AND MEETING FEES

As at the date hereof, non-management directors are entitled to the following compensation for the services they provide to the Company as directors:

Component	Subcomponent	Compensation
		Cash (USD) (1)	Equity (CAD) (2)
Annual Retainer	Board Chair	$136,000	$175,000
	Director-at-Large	$80,000	$150,000
Audit Committee	Chair	$19,000	N/A
	Member	$9,400	N/A
HRC Committee	Chair	$15,000	N/A
	Member	$7,500	N/A
NCG Committee	Chair	$10,000	N/A
	Member	$5,400	N/A
Meeting Fees (3, 4)		$2,000	N/A

Notes:

(1)

A non-management director may elect to receive his or her annual equity retainer in DSUs, Shares, or a combination of both. For 2023 compensation, all such directors elected to receive 100% of the annual equity retainer component in DSUs.

(2)

A non-management director may elect to receive his or her annual cash retainer in cash, DSUs, or a combination of both. For 2023 compensation, Messrs. Assing, Dunn, Reinhart, and Villegas and Ms. Hale and Ms. Cox elected to receive 100% of their annual cash retainer and meeting fees in the form of DSUs; Messrs. Gouin and Weill elected to receive 100% their annual cash retainer amounts and meeting fees in the form of cash; and Ms. Folse elected to receive 50% in cash and 50% in DSUs.

(3)	All directors are invited to attend Committee meetings. Committee meeting fees are paid only to those non-management directors who are members of the Committee.

2024 Management Information Circular	25

(4)

Meeting fees indicated are per Director, per meeting and are earned when the number of Board or Committee meetings, as applicable, during the year exceed the number of meetings typically scheduled for the Board or Committee, as applicable, plus three. For purposes hereof the following shall apply:

	Number of Meetings Scheduled	Meeting Fees Payable On and After Meeting
Board	Nine (9)	Thirteen (13)
Audit Committee	Four (4)	Eight (8)
HRC Committee	Four (4)	Eight (8)
NCG Committee	Two (2)	Six (6)

Enerflex also pays for reasonable travel and other out-of-pocket expenses of directors that relate to their duties as directors.

The following table summarizes the amounts paid to each non-management director for the year ending December 31, 2023, excluding dividends:

Director	Annual Equity Retainers (1) ($)		Annual Cash Retainers (1,2) ($)			Meeting Fees (1,2) ($)		% of Total Compensation Paid in Shares or DSUs (3
	Board Chair	Director	Board or Committee Chair	Director	Committee Member	Board	Committee

Mr. Assing	N/A	150,000	0	107,038	10,035	Nil	2,699	100%

Ms. Cormier Jackson (4)	N/A	91,304	15,525	65,369	0	Nil	Nil	77%

Ms. Cox (5)	N/A	59,103	0	42,029	4,938	Nil	Nil	100%

Mr. Dunn	N/A	150,000	13,249	107,038	10,635	Nil	2,699	100%

Ms. Folse	N/A	142,083	0	101,957	8,761	Nil	Nil	78%

Mr. Gouin	N/A	150,000	0	107,405	12,620	Nil	2,674	55%

Ms. Hale	N/A	150,000	9,982	107,038	7,609	Nil	2,699	100%

Mr. Marshall (6)	N/A	50,687	6,874	36,659	2,475	Nil	Nil	52%

Mr. Reinhart	175,000	0	181,965	0	0	Nil	Nil	100%

Mr. Villegas	N/A	150,000	0	107,038	17,260	Nil	2,674	100%

Mr. Weill	N/A	150,000	13,547	108,376	12,734	Nil	2,699	52%

Notes:

(1)

For 2023 compensation, all eligible (non-management) directors elected to receive 100% of their annual equity retainer in the form of DSUs. For 2023 compensation, Messrs. Assing, Dunn, Reinhart, and Villegas and Ms. Hale and Ms. Cox elected to receive 100% of their annual cash retainer and meeting fees in the form of DSUs. All directors receive the annual cash retainers and meeting fees (if applicable) in US dollars. For the directors who receive 100% of their annual cash retainer and meeting fees in the form of DSUs, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly DSU payment date at the exchange rates of USD$1.0000 = $1.3533, USD$1.0000 = $1.3240, USD$1.0000 = $1.3520, and USD$1.0000 = $1.3226, respectively.

(2)

For 2023 compensation, Messrs. Gouin, Marshall, and Weill elected to receive 100% their annual cash retainer amounts and meeting fees in the form of cash, and Ms. Cormier Jackson and Ms. Folse elected to receive 50% in cash and 50% in DSUs. For the Canadian directors, the amount shown above converts the amounts in US dollars to Canadian dollars on the quarterly USD payment date at the exchange rates of USD$1.0000 = $ 1.3703, USD$1.0000 = $ 1.3158, USD$1.0000 = $ 1.3473, and USD$1.0000 = $ 1.3370, respectively. For the US directors who elected to receive their annual cash retainer and meeting fees in the form of cash, the amount shown above converts the US dollar amounts to Canadian dollars based on the exchange rates of USD$1.0000 = $1.3703, USD$1.0000 = $1.3495, USD$1.0000 = $1.3495, and USD$1.0000 = $1.3495 respectively.

(3)	The percentage noted in the table reflects the percentage of total compensation paid in DSUs.

(4)	Ms. Cormier Jackson retired from the Board on August 9, 2023.

(5)	Ms. Cox joined the Board on August 9, 2023.

(6)	Mr. Marshall retired from the Board on May 2, 2023.

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DEFERRED SHARE UNITS

Enerflex DSUs are a notional unit equal to the value of an Enerflex Share and although such DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Enerflex Shares. The DSU Plan allows directors to elect to take all or a portion of the annual equity retainer in the form of DSUs, Shares, or a combination of both. In addition, the DSU Plan allows directors to elect to receive all or a portion of their

DSUs are notional shares equal to the value of a Share and are paid to directors in cash when they depart from the Board in accordance with the terms of the DSU Plan.

annual cash retainers (both Board and Committee retainers) and meeting attendance fees (if any) in the form of DSUs instead of cash. Directors make such elections related to their annual equity retainer, annual cash retainer, and attendance fees prior to December 15 of each fiscal year for effect in the immediately succeeding fiscal year.

DSUs are credited at the end of each quarter by dividing the relevant retainers and attendance fees by the FMV as of the quarterly DSU grant date. Additional DSUs are credited on the regular dividend payment dates as all dividends are assumed to be reinvested. DSUs vest when they are credited to a director’s account. DSUs may be redeemed only upon the departure of the director from Enerflex, either by resignation, termination, or retirement. Subject to the provisions of the DSU Plan, when a director retires, he/she must redeem the DSUs in his/her account at a date (or two dates, at the discretion of the director) no later than December 31 of the first calendar year following the year of his/her departure from the Board of Directors. In the event of death, termination, or resignation, he/she or their estate, as applicable, must redeem the DSUs in his/her account within 60 days of the departure date. The value of DSUs that may be redeemed is equal to the number of DSUs credited to the director’s account on the date (or two dates, at the discretion of the director and subject to the provisions of the DSU Plan) of redemption, multiplied by the FMV of the Shares as of the redemption date. The amount is paid to the director in cash.

OPTIONS

Non-management directors are not entitled to receive Option grants.

SHARE OWNERSHIP GUIDELINES

Enerflex has Share Ownership Guidelines in place for its directors to align their interests with Shareholder interests. Each director is required to own Shares equivalent in value to three times the sum of the director’s annual cash and equity retainer, and to achieve this level of ownership within five years following election or appointment as a director, with a minimum of 20% of such amount to

All directors meet, exceed or are on track to meet Enerflex’s share ownership requirements.

be acquired in each of the five years following election or appointment. Share ownership requirements can be met by ownership of Shares and DSUs as the latter bear all the same economic risks and rewards associated with Share ownership. Enerflex’s Share Ownership Guidelines prohibit directors from engaging in transactions that could limit or reduce their economic risk with respect to their holdings of any securities of Enerflex, including hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments, and limited recourse loans to the directors secured by Shares.

The following table summarizes the Share ownership requirement for each non-management director as at December 31, 2023 and the level of attainment achieved as of December 31, 2023 (see “Compensation Discussion and Analysis – Share Ownership Guidelines” for a description of the Share ownership requirement for and level of attainment achieved by Mr. Rossiter).

2024 Management Information Circular	27

Director	Share Ownership Requirement		Share Ownership Attained
	($ Annual Cash Retainer (1) + $ Equity Retainer) x 3	$ Amount	$ Amount (2)	Attained

Mr. Assing	(107,038+ 150,000) x 3	771,114	846,872	Yes

Ms. Cox (3)	(107, 038+ 150,000) x 3	771,114	158,347	On Track

Mr. Dunn	(107, 038+ 150,000) x 3	771,114	2,875,213	Yes

Ms. Folse	(107,707+ 150,000) x 3	773,120	197,500	On Track

Mr. Gouin (4)	(107,405+ 150,000) x 3	772,216	526,572	On Track

Ms. Hale (5)	(107, 038+ 150,000) x 3	771,114	678,232	On Track

Mr. Reinhart	(181,965+ 175,000) x 3	1,070,894	2,328,361	Yes

Mr. Villegas	(107, 038+ 150,000) x 3	771,114	1,678,680	Yes

Mr. Weill	(108,376+ 150,000) x 3	775,127	1,395,014	Yes

Notes:

(1)

For the directors who elected to receive their annual cash retainer in the form of DSUs, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly DSU payment date at the exchange rates of USD$1.0000 = $1.3533, USD$1.0000 = $1.3240, USD$1.0000 = $1.3520, and USD$1.0000 = $1.3226, respectively. For the Canadian directors who elected to receive their annual cash retainer in the form of cash, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly US dollar payment date at the exchange rates of USD$1.0000 = $1.3703, USD$1.0000 = $1.3158, USD$1.0000 = $1.3473, and USD$1.0000 = $1.3370, respectively. For the US directors who elected to receive their annual cash retainer in the form of cash, the amount shown above converts the US dollar amounts to Canadian dollars based on the exchange rates of USD$1.0000 = $1.3703, USD$1.0000 = $1.3495, USD$1.0000 = $1.3495, and USD$1.0000 = $1.3495, respectively.

(2)

The dollar value for ownership is calculated as the greater of the value of the DSU or Share on the grant or acquisition date, and the closing value of the security as of December 29, 2023 ($6.13). For the shares included, it includes both direct and indirect holding. Only Mr. Dunn and Mr. Weill have both direct and indirect holdings.

(3)

Ms. Cox joined the Board of Directors on August 9, 2023 and has five years following the date of her appointment to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following her appointment.

(4)

Mr. Gouin joined the Board of Directors on October 13, 2022 and has five years following the date of his appointment to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following his appointment.

(5)

Ms. Hale joined the Board of Directors on October 18, 2021 and has five years following the date of her appointment to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following her appointment.

As of the date hereof, no proposed director or that director’s associates or affiliates beneficially owned, controlled, or directed, directly or indirectly, securities carrying more than 10% of the voting rights attached to all voting securities of Enerflex. The directors and officers of Enerflex as of March 10, 2024, own, directly, or indirectly, an aggregate of 799,877 Shares, representing 0.65% of the issued and outstanding Shares, with a market value of $6,774,958.19 (based on a FMV of $8.47 as of March 10, 2024).

2023 DIRECTOR COMPENSATION TABLE

The following table summarizes the compensation paid to each non-executive director of Enerflex in 2023:

Director	Fees Earned (1) ($)	Share-Based Awards (2) ($)	Option-Based Awards ($)	Total Compensation ($)

Mr. Assing	119,772	158,102	-	277,874

Ms. Cormier Jackson (3)	80,895	103,869	-	184,764

Ms. Cox (4)	46,968	59,103	-	106,071

Mr. Dunn	133,621	171,700	-	305,321

Ms. Folse	110,718	142,5061	-	253,224

Mr. Gouin	122,699	150,654	-	273,353

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Director	Fees Earned (1) ($)	Share-Based Awards (2) ($)	Option-Based Awards ($)	Total Compensation ($)

Ms. Hale	127,328	154,758	-	282,086

Mr. Marshall (5)	46,007	65,658	-	111,665

Mr. Reinhart	181,965	191,157	-	373,122

Mr. Villegas	126,972	161,479	-	288,451

Mr. Weill	137,356	160,634	-	297,990

Notes:

(1)

The fees earned under this column are comprised of (i) annual cash retainer fees (excluding the equity retainer, which is shown under the Share-Based Awards column); and (ii) meeting attendance fees earned in 2023 (if any), each of which is payable in cash unless a director has elected otherwise. Messrs. Assing, Dunn, Reinhart, and Villegas and Ms. Hale and Ms. Cox elected to take all their annual cash retainer and meeting attendance fees (if any) earned in 2023 in the form of DSUs; Messrs. Gouin, Marshall, and Weill elected to receive 100% their annual cash retainer and meeting attendance fees (if any) earned in 2023 in the form of cash; and Ms. Cormier Jackson and Ms. Folse elected to take 50% of their annual cash retainer and meeting attendance fees (if any) earned in 2023 in DSUs and the remaining 50% in cash. For the directors who elected to receive their annual cash retainer in the form of DSUs, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly DSU payment date at the exchange rates of USD$1.0000 = $1.3533, USD$1.0000 = $1.3240, USD$1.0000 = $1.3520, and USD$1.0000 = $1.3226, respectively. For the Canadian directors who elected to receive their annual cash retainer in the form of cash, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly US dollar payment date at the exchange rates of exchange rates of USD$1.0000 = $1.3703, USD$1.0000 = $1.3158, USD$1.0000 = $1.3473, and USD$1.0000 = $1.3370, respectively. For the US directors who elected to receive their annual cash retainer in the form of cash, the amount shown above converts the US dollar amounts to Canadian dollars based on the exchange rates of USD$1.0000 = $1.3703, USD$1.0000 = $1.3495, USD$1.0000 = $1.3495, and USD$1.0000 = $1.3495, respectively.

(2)

Share-Based Awards consist of DSUs, which are granted at the end of each quarter. The value shown is the sum of (i) the dollar amount of the annual equity retainer paid to each director; and (ii) the value of the notional dividends credited based on dividends paid in 2023 (determined by multiplying the number of DSUs granted by the grant date fair value on the dividend payment date). The grant date fair value is calculated as the FMV as of the dividend payment date.

(3)	Ms. Cormier Jackson retired from the Board on August 9, 2023.

(4)	Ms. Cox joined the Board on August 9, 2023.

(5)	Mr. Marshall retired from the Board on May 2, 2023.

OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table sets forth information concerning DSUs granted to each non-management director of Enerflex that remained outstanding as of December 31, 2023.

Director	Option-Based Awards (1)				Share-Based Awards
	Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($) (2)

Mr. Assing	-	-	-	-	698,385

Ms. Cormier Jackson (3)	-	-	-	-	858,623

Ms. Cox (4)	-	-	-	-	96,983

Mr. Dunn	-	-	-	-	1,551,670

Ms. Folse	-	-	-	-	164,640

Mr. Gouin	-	-	-	-	148,732

Ms. Hale	-	-	-	-	499,160

2024 Management Information Circular	29

Director	Option-Based Awards (1)				Share-Based Awards
	Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($) (2)

Mr. Marshall (5)	-	-	-	-	952,881

Mr. Reinhart	-	-	-	-	1,263,099

Mr. Villegas	-	-	-	-	912,573

Mr. Weill	-	-	-	-	766,922

Notes:

(1)	Non-management directors do not receive Option grants.

(2)

The amount shown reflects the value of all accumulated DSUs held by directors as of December 31, 2023 (including notional dividends awarded). All such DSUs are vested but do not pay out until after the director resigns or retires. The DSUs are valued at $6.13 per DSU, the closing price of the Shares on the TSX on December 29, 2023. The directors do not hold any Shares or units of Shares that have not vested.

(3)	Ms. Cormier Jackson retired from the Board on August 9, 2023. DSUs credited to Ms. Cormier Jackson’s account will vest in accordance with the DSU Plan. See “Deferred Share Units”.

(4)	Ms. Cox joined the Board on August 9, 2023.

(5)	Mr. Marshall retired from the Board on May 2, 2023. DSUs credited to Mr. Marshall’s account will vest in accordance with the DSU Plan. See “Deferred Share Units”.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information regarding the value of vested Share-Based Awards in 2023 for each non-management director of Enerflex.

Director	Value Vested During the Year
	Option-Based Awards ($)	Share-Based Awards (1) ($)

Mr. Assing	-	284,721

Ms. Cormier Jackson (2)	-	152,697

Ms. Cox (3)	-	105,400

Mr. Dunn	-	312,907

Ms. Folse	-	204,134

Mr. Gouin	-	155,260

Ms. Hale	-	288,872

Mr. Marshall (4)	-	69,243

Mr. Reinhart	-	386,019

Mr. Villegas	-	295,665

Mr. Weill	-	166,159

Notes:

(1)

The value vested during the year reflects the value of DSUs awarded and dividends credited during the year (all such DSUs are vested but do not pay out until after the director resigns or retires). The value of the DSUs is calculated using the closing price of Shares on the TSX on the applicable quarterly grant dates (or the nearest preceding trading day) for each quarterly award of DSUs. The notional dividends value is calculated based on the closing price of Shares on the applicable dividend payment date.

(2)	Ms. Cormier Jackson retired from the Board on August 9, 2023.

(3)	Ms. Cox joined the Board on August 9, 2023.

(4)	Mr. Marshall retired from the Board on May 2, 2023.

2024 Management Information Circular	30

CORPORATE GOVERNANCE AND SUSTAINABILITY PRACTICES

OVERSIGHT

The Board of Directors adopts a collaborative and forward-thinking approach to the oversight of ESG matters, acknowledging their far-reaching impact. The Board of Directors integrates ESG oversight into its existing framework, enabling a thorough evaluation of risks and opportunities that align with the mandates of existing standing committees. This collective effort ensures comprehensive oversight of the Company’s ESG practices and policies, encompassing disclosures, sustainability strategies, cybersecurity, compliance programs, HSE initiatives, and workplace diversity, inclusion, and wellbeing practices. The Board of Directors remains proactive in staying well-informed about ESG matters through a multifaceted approach. Regular Board and committee meetings incorporate updates on regulatory changes, including anticipated regulations and requirements. In recognizing the global nature of ESG, the Board of Directors leverages resources such as the National Association of Corporate Directors (NACD) to access valuable publications and ensure a thorough grasp of evolving trends and best practices. In addition, the Board directly, and through its various Committees, complies with evolving Canadian corporate governance requirements, including those established under NI 52-110, NI 58-101, and NP 58-201.

Enerflex’s Energy Transition Strategy

The energy sector’s efforts to identify, assess, and manage climate-related risks creates opportunities for Enerflex to drive sustainable value creation with its Energy Transition business. The Company has long been committed to helping reduce the global GHG emissions footprint by focussing on the cleanest hydrocarbon and providing safe natural gas solutions to its client partners. While continuing to deliver natural gas solutions, the Company pursues, and will continue to pursue, opportunities that benefit the global effort to address climate change, including: (i) pursuing Energy Transition solutions through carbon capture utilization and storage, electrification, bioenergy, and hydrogen projects; (ii) continuing to identify economic energy and emissions-reduction opportunities within all aspects of its business and operations; and (iii) continuing to identify energy efficient procurement opportunities. The Company has made it its responsibility to understand the environmental impact of its operations and work towards minimizing its footprint. Beyond recycling and other waste management initiatives at its corporate, manufacturing, and field locations, Enerflex’s Canadian and select U.S.A. manufacturing facilities use low VOC paint and VOC free thinner, and, since 2021, the Company implemented an Enterprise-wide policy to limit standby running for vehicles and operating equipment. The Company has also reduced its usage of freshwater by mandating the use of recycled water for pressure testing vessels and pressure washing at its Houston manufacturing facility and one of its Contract Compression facilities and using collected rainwater for pressure washing certain compressor packages in Colombia.

Enerflex’s Energy Transition Solutions

Since its establishment of the Energy Transition business in 2022, the Company has identified four market segments where it believes it will be able to contribute based on its core competencies in design and fabrication to generate long-term sustainable value. Enerflex expects that, from a technical perspective, each segment will rely to a significant degree on modularized solutions which Enerflex is ideally situated to provide. The Company has extensive experience in engineering, designing, fabricating, and constructing solutions encompassed within the four market segments. Therefore, the Company expects that successful achievement

2024 Management Information Circular	31

of providing solutions has the potential to create value for Enerflex and its stakeholders and is aligned with Enerflex’s overall strategy for long-term sustainability. See “Risk Factors”.

∎

Carbon Capture, Utilization, and Storage: CCUS is a key avenue to achieve deep decarbonization and technology is rapidly advancing. Enerflex’s core competencies are suited to both pre- and post-combustion capture applications.

∎

Electrification: Electrification is another avenue to achieve decarbonization across industries. Enerflex is ideally situated to provide its client partners with electric drive compression having completed a multitude of retrofits to replace gas-fired compressors, displacing more than 1.3 million tonnes of carbon dioxide annually and drastically lowering greenhouse gas Scope 1 emissions.

∎

Bioenergy: While the scalable execution of bioenergy initiatives is still in its early stages, these projects have the ability to incorporate Enerflex’s engineering and equipment for various applications. Given Enerflex’s core competencies providing modularized solutions in natural gas, the Company’s abilities will successfully translate into opportunities to drive value in the bioenergy space.

∎

Hydrogen: Green and blue hydrogen projects are another avenue to achieve decarbonization. Enerflex believes that it can meaningfully participate in the hydrogen transition, using its experience in compression and electrolyzer packaging to drive sustainable value. Enerflex has the capability to provide solutions for both green and blue hydrogen as well as electrolyzer balance of plant solutions.

Environmental Impact and Energy Use

Minimizing the environmental impact of its activities is important to Enerflex’s pursuit of sustainable value creation for all its stakeholders. All the Company’s locations take various steps to uphold this commitment. For example, where underground storage tanks are required for Energy Infrastructure projects in Latin America, Enerflex specifications mandate the use of double-walled tanks. Because Enerflex has global operations, regional environmental regulation is a priority for all Enerflex locations and is closely monitored to proactively comply with applicable regulations and any changes or updates.

Enerflex believes that delivery of sustainable value includes eliminating energy waste and maximizing efficient energy use. Across Enerflex’s operations, the Company focuses on energy optimization and minimizing energy consumption where possible. Initiatives undertaken by Enerflex to achieve this goal include turning off lights and computers when not in use, installation of LED or other energy-efficient lighting in its offices and facilities, timers for air conditioners to minimize use during unnecessary hours, and installation of solar panels.

Emissions and GHG Emissions Management

Enerflex works to meet or exceed industry guidelines, as well as national, regional, and local laws, regulations, and protocols regarding environmental protection in all operating areas. Control of environmental hazards is a continuous priority across Enerflex’s operations. The Company designs, manufactures, and operates its facilities and assets, and performs its services, in compliance with applicable federal, provincial, state, local, and foreign requirements relating to the protection of the environment, including the regulation of GHG emissions. To the extent more stringent regulations are enacted, Enerflex intends to continue to address them in a proactive manner. Enerflex monitors regulatory trends to understand how potential changes could affect its business and operations.

Reducing GHG emissions and providing information regarding such efforts are fundamental to Enerflex’s commitment to deliver sustainable value creation to its stakeholders. Enerflex’s emissions management utilizes guidance from the GHG Protocol -Corporate Accounting and Reporting Standard (the “GHG Protocol”) with a focus on reducing Enterprise-wide emissions and overall global emission profile. To establish a base

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year for reporting verifiable emissions, Enerflex has determined 2023 to be the most representative of normal operations. Direct Scope 1 emission sources for Enerflex include Enerflex’s owned and controlled assets. Indirect Scope 2 emission sources are calculated based on electricity purchased and consumed by Enerflex at facilities controlled by Enerflex, whether owned by Enerflex or leased from a third party. Enerflex’s Scope 2 emission data is based on the location method recommended by the GHG Protocol using country specific factors and province or state-specific factors for Canada and the United States respectively. All emissions from Enerflex’s Contract Compression fleet as well as BOOM facilities are controlled by the client partner who use and control the operation of the assets.

Enerflex gathers emissions data across all of the Company’s locations. Scope 1 emissions reported cover CO2, CH4, and N2O using the IPCC AR5 emission factors and consist of combustion sources and fugitive emissions (cars and refrigerants). The Company has made it a strategic priority to limit its GHG emissions wherever possible. Enerflex does not currently exceed the applicable thresholds for mandatory emissions reporting or reduction initiatives in its jurisdictions of operations. The Company’s internal ESG commitments include voluntary reporting on its GHG emissions in accordance with the methodologies described above.

For additional information, please see Enerflex’s AIF under the heading “Environmental, Social, and Governance Issues”.

Chemicals Management

Enerflex’s manufacturing operations utilize workshop chemicals commonly used in standard welding and paint shop activities. Such chemicals are handled and stored within controlled environments according to the manufacturers’ Hazard Communication (“HAZCOM”) guidance and applicable regulations, with permits or permit exemptions in place where required. Enerflex’s offsite construction activities may also utilize chemicals such as welding fuels, which are handled, stored, and transported according to the manufacturers’ HAZCOM guidance and applicable local regulations. All such chemicals are consumed during use. Enerflex’s activities do not produce hazardous waste for disposal.

Water and Waste Management

Water management is a principal environmental focus for Enerflex in its operations, both at its own offices and facilities, as well as in the operations of its client partners. Enerflex leads by example through water conservation measures at select locations, including through water recycling. Enerflex continues to innovate and adapt to industry challenges, ensuring that practices align with environmental responsibility. Enerflex recognizes the value of water conservation and undertakes initiatives to reduce freshwater consumption and repurpose alternative water sources across the Company’s operations.

Across global operations, Enerflex strives to implement waste management practices that meet regulatory standards and exemplify commitment to environmental responsibility and sustainability. Additional examples of this commitment include minimizing paper waste through advanced print authentication processes and advocating for sustainable practices, such as promotion of reusable water bottles.

Management of Climate-related Risks

Enterprise Risk Management (“ERM”) is a fundamental driver of sustainable value for the Company and its stakeholders. The Board has the responsibility to oversee and monitor risk across the organization and ensure implementation of appropriate ERM systems to monitor and manage those risks with a view to the long-term viability of the Company. The Board oversees management’s identification and evaluation of Enerflex’s principal risks and the implementation of policies, processes, and systems to manage or mitigate the risks, to

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achieve an appropriate balance between the risks incurred and potential benefits to the Company’s stakeholders.

Management’s ERM program development and implementation is guided by ISO 31000. The ERM framework includes the identification and prioritization of Enerflex’s principal and emerging risks (including ESG and climate-related risks), assigning each principal risk to a member of the EMT as the risk owner, and regularly assessing such risks at EMT meetings. For each risk scenario, the EMT estimates the likelihood and potential impact that such risks could have on Enerflex’s business and how they may impact its strategy. Management compiles all risks identified as critical on an integrated risk register. Management also contributes to the ERM process, by providing continuous supervision over the Company’s (pending and in-flight) major projects and their risks, meeting monthly, and as required.

Management ensures that the Board and its committees are kept well informed of the Company’s ERM systems and principal and emerging risks (including ESG and climate-related risks), including by way of: quarterly reports on operational and earnings risks; quarterly reports on market valuation risks; annual reports on risks to achieving the proposed budget; annual reports on risks to Enerflex’s strategy and regular ERM updates and discussions on how the Company is identifying, mitigating, and tracking risks as part of its overall ERM strategy.

BOARD OF DIRECTORS

Independence, Outside Boards, Interlocks

Nine of the ten nominated directors are independent for the purposes of NI 58-101 and NI 52-110. Mr. Rossiter is not independent because he is the President and CEO of Enerflex.

As a member of management, Mr. Rossiter does not serve on any standing Committees of the Board. Mr. Rossiter attends by invitation all or substantially all the NCG Committee meetings and, to the extent possible given overlapping meeting times, all or substantially all the Audit Committee and HRC Committee meetings. He does not have a vote at any such Committee meetings and is not present for decisions that involve him personally.

Certain directors of Enerflex are also directors of other issuers. Additional information related to outside directorships is included in the section entitled “Director Profiles”. The NCG Committee monitors outside boards on which the directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment in considering transactions and agreements in respect of which a director has a material interest and to confirm each director has enough time to fulfill his/her commitments to Enerflex. An interlock occurs when two or more Board members are also board members of another public company. There are no board interlocks amongst the Enerflex directors.

Independence of the Board Chair

The Board and its Committees have adopted structures and procedures to ensure the Board functions independently of management. Maintaining separate Chair and CEO positions is one such structure that promotes the Board’s independent oversight of Enerflex’s affairs and assists in holding management accountable for the Company’s activities. Among other things, the independent Chair ensures orderly, informed deliberation and decision-making, promotes Board solidarity and trust, acts as counsel for the CEO, promotes effective communication between the CEO and the Board, and guides the Board in fulfilling its responsibilities.

The Board annually appoints a non-executive independent director as its Chair. The independent Chair of the Board does not serve on any standing Committees of the Board; however, will attend, by invitation, all or

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substantially all the NCG Committee meetings and, to the extent possible given overlapping meeting times, all or substantially all the Audit Committee and HRC Committee meetings. The independent Chair of the Board does not have a vote at such Committee meetings. Mr. Reinhart has served as the independent Chair of the Board since the conclusion of the annual meeting of the Shareholders of Enerflex held on May 3, 2022.

Attendance and Meeting in Camera

The attendance of each director for all Board of Director and Committee meetings is disclosed under the section entitled “Director Profiles”. The Board of Directors and each Committee of the Board makes it a practice to meet in camera without management present, at the beginning and/or end of each Board or Committee meeting facilitating open and candid discussion among the independent directors.

BOARD OF DIRECTORS MANDATE

The Board of Directors has adopted a written mandate (the “Board Mandate”), which delineates the role of the Board and its responsibilities. In accordance with the Board Mandate, the Board regularly assesses the roles and responsibilities of its members, its Committees, and its Chair. The Board also regularly reviews the scope and limits of authority of management. The Board acts in a supervisory role and any responsibilities not delegated to management remain with the Board. The Board of Directors’ supervisory role includes such matters as the strategic planning process, capital allocation decisions, the annual capital and operating plans, the Company’s ERM program, executive appointments, compensation and succession planning, any significant matters outside the ordinary course, and overseeing the Company’s compliance, corporate governance, and ESG practices, principles, and policies. The Board Mandate is attached to this Circular as Appendix A.

POSITION DESCRIPTIONS

The Board of Directors has approved written position descriptions for the CEO, the Chair of the Board of Directors, and the Chair of each standing Committee, which set out the key responsibilities and accountabilities for each role. Additional information on the role of the Chair of the Board of Directors is available in the section entitled “Independence of the Board Chair”.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

Enerflex uses several different methods to provide orientation and continuing education to its Board of Directors. New directors receive a formal director orientation package including a corporate overview, corporate governance materials, compensation summaries, director information and records, recent filings and analyst reports, and industry, budget, and strategic planning materials. The Company arranges manufacturing facility tours to familiarize the new director with the Company’s operations. New directors meet with the Chair of the Board and the Chair of each Committee and are encouraged to meet with each of the directors, as well as members of the EMT for orientation to the various business units.

Board materials are provided to directors in advance of regularly scheduled meetings and include pre-reading and background analysis. Presentations are regularly made to the Board and its Committees by both the Company’s personnel and external service providers to enhance their understanding of key aspects of our business, as well as developments and trends affecting our industry. Enerflex also promotes continuing education among its directors by encouraging them to attend seminars and conferences related to their duties including, most recently, a five-hour National Conference seminar on breakthrough boardrooms, an update on the global economic outlook, quarterly Bank of Canada monetary policy sessions, various sessions presented by the Institute of Corporate Directors, and a series of quarterly global financial updates. Further, since 2018, the Company has invested in a corporate membership with the National Association of Corporate

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Directors (“NACD”), which is a US-based organization that aims to elevate board performance, strengthen governance, and foster excellence in directors. Various directors have attended a variety of NACD seminars or courses throughout the year. Enerflex also reimburses its directors for their participation in approved third-party educational opportunities and memberships. Enerflex traditionally holds meetings at various Enerflex sites to allow directors to gain a better understanding of Enerflex’s operations, business opportunities, and risks, and to provide directors with the opportunity to engage with local employees.

BOARD COMMITTEES

Standing Committees of the Board of Directors are an integral part of Enerflex’s governance structure. Three standing Committees have been established with a view to allocating expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. Each Committee has a documented mandate and a role description for its respective Committee Chair approved by the Board of Directors. Annually, each Committee reviews its mandate and related standing agenda, including a review of best practices, and submits any recommended changes to its mandate to the NCG Committee and ultimately to the Board for approval.

NCG Committee

As at the date hereof, the NCG Committee is comprised exclusively of independent directors. The NCG Committee is responsible for reviewing and making recommendations as to all matters relating to effective corporate governance. The principal duties of the NCG Committee include: (i) assessing the effectiveness of the Board of Directors, its size and composition, and its Committees; (ii) evaluating director compensation; (iii) assessing the Board of Directors’ relationship to management; (iv) assessing the individual performance and contributions of directors; and (v) reviewing regulatory changes and governance best practices and aligning the Company’s governance policies and practices as appropriate. The NCG Committee also has responsibility and oversight over the ESG and sustainability disclosures of the Company and will review the Company’s ESG and sustainability disclosures in advance of full Board oversight.

HRC Committee

The Board of Directors recognizes the importance of appointing knowledgeable and experienced individuals to the HRC Committee; those who have the necessary background in executive compensation and related risk management to fulfill the HRC Committee’s obligations to the Board. As at the date hereof, the HRC Committee is comprised exclusively of independent directors. All current members of the HRC Committee bring strong business and industry knowledge to the HRC Committee and have experience as senior leaders of large and complex organizations.

The principal responsibilities of the HRC Committee include: (i) reviewing and making recommendations as to the compensation of executive officers and other senior management of the Company; (ii) reviewing and making recommendations as to the Company’s short- and long-term incentive programs, pension, and other benefit plans; and (iii) overseeing executive officer appointments, performance evaluations of the CEO, executive succession planning, and executive development. The HRC Committee also oversees compliance with Enerflex’s Business Code of Conduct, Respectful Workplace Policy, and HSE program. At least annually, the HRC Committee receives a detailed presentation from management regarding succession planning for the EMT and for developing key talent within each region and the corporate head office.

Details regarding the process by which the HRC Committee and Board determine compensation for the executive officers are set out in the section entitled “Compensation Discussion and Analysis”.

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Audit Committee

As at the date hereof, each member of the Audit Committee is independent and financially literate within the meanings set out in NI 52-110. In addition, Ms. Hale (Chair) and Mr. Gouin are considered “financial experts” within the meaning set forth by Glass Lewis (having experience as a certified public accountant, chief financial officer, or corporate controller of similar experience, or demonstrably meaningful experience overseeing such functions as a senior executive officer).

The principal duties of the Audit Committee include: (i) oversight responsibility for financial statements and related disclosures, reports to Shareholders, continuous disclosure, and other related communications; (ii) establishing appropriate financial policies; (iii) ensuring the integrity of accounting systems and internal controls; (iv) approving all audit and non-audit services provided by the independent auditor; (v) consulting with the auditor independent of management and overseeing the work of the independent auditor; (vi) monitoring and directing, as appropriate, the activities of the internal audit group; and (vii) overseeing the Company’s compliance, cybersecurity and information technology programs. Information regarding the Audit Committee required by NI 52-110, including the Audit Committee Terms of Reference, the composition of the Audit Committee, and the relevant education and experience of its members, can be found in the section entitled “Audit Committee” in Enerflex’s AIF.

BOARD ASSESSMENTS

Each director participates in an annual assessment process to evaluate Board, Committee, and director effectiveness. A review of the relationship and communications between management and the Board also takes place during this process. The questionnaire is reviewed and assessed periodically. The NCG Committee reviews the aggregate results of the questionnaires and discusses the findings at the annual February NCG Committee meeting, followed by a report to the full Board of Directors. Individual discussions are also held between the Chair of the Board and individual directors, as necessary. Biennially the NCG Committee solicits and reviews formal feedback from the EMT on the performance of the Board, which is reported to the full Board.

BOARD COMPOSITION AND RENEWAL

Term Limits

Enerflex has a formal Board Retirement Policy which outlines the term and age limits for current and future independent directors. In conjunction with regular succession planning and Board evaluations, the Board believes that having such term and age limits is an important mechanism of Board renewal.

Currently, the average tenure of Enerflex’s directors is 5.3 years. The following chart shows the dispersion of tenure among the director nominees (rounded up to a full year of service as of March 10, 2024:

	0 - 3 Years	4 - 6 Years	7 - 9 Years	10+ Years

Number of Directors	4	3	1	2

Director Selection Process

The NCG Committee has overall responsibility for identifying and recommending qualified individuals as nominees to be directors of Enerflex. Each year the NCG Committee considers and makes recommendations to the Board with respect to the director nominees to be presented for election at the annual meeting of the Shareholders. The Board, acting on the advice of the NCG Committee, then selects the director nominees to be nominated for election. In the event there is a vacancy prior to an annual meeting, the NCG Committee may make a recommendation to the Board with respect to a replacement nominee to fill the vacancy. Further, if

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deemed appropriate, the NCG Committee may recommend the appointment of additional directors between annual meetings of Shareholders, subject to compliance with the CBCA and the constating documents of Enerflex.

Succession planning for the Board and its Committees, and orderly transition as directors consider retirement, has been a key focus of the NCG Committee in recent years. During the most recent director selection processes in 2023 / 2024, the NCG Committee engaged an external recruitment specialist to assist with the recruitment process. When recruiting new directors, the NCG Committee considers candidates on merit, taking into account, among other considerations, (i) the Company’s strategic objectives; (ii) the skills and competencies of the current directors and the existence of any gaps; (iii) the attributes, knowledge, and experience new directors should have in order to best advance the Company’s business plan and strategies; and (iv) the Company’s Diversity Policy, and opportunities to enhance diversity to ensure the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skill, and experience.

In connection with the most recent director recruitment, after initial screening by the NCG Committee, the candidates deemed to be most suited for the Board met with the Chair of the Board, other directors, and the President and CEO. This resulted in the recruitment of Mr. Tyree which was announced by the Company on March 11, 2024. For additional information on the director selection process and the Diversity Policy, see “Diversity, Inclusion, and Wellbeing – Director Nominations and Executive Appointments”.

ETHICAL BUSINESS CONDUCT AND COMPLIANCE

The Board has established various policies and practices to promote and guide a culture of integrity, ethical business conduct, transparency, and compliance at Enerflex.

The Business Code of Conduct

Enerflex strives to maintain a culture of integrity, ethical business conduct, transparency, and compliance. This culture is fundamental to Enerflex’s sustainability and ESG efforts. As part of these efforts, Enerflex maintains a written Business Code of Conduct (the “Code of Conduct”), applicable to directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Code of Conduct provides guidance on areas such as compliance; conflicts of interest; outside employment; outside directorships; non-profit and professional associations; entertainment, gifts and favours; corporate property; anti-corruption; sanctions and trade compliance; competition and anti-trust legislation; communication devices, the use of search engines and artificial intelligence, and related matters; proprietary and confidential information; corporate communications; insider trading; HSE; human rights and respectful workplace; business and accounting practices; anti money laundering; corporate donations; and political participation. The Code of Conduct is reviewed annually by the NCG Committee and the Board and updated as necessary or advisable. Most recently, the Code of Conduct was updated in 2023 to address recent advancements with artificial intelligence and its applications within the business and to address updated anti money laundering requirements. The Board, through the Audit Committee and the HRC Committee, receives regular reports regarding compliance with the Code of Conduct. Orientation sessions for new employees include training in respect of the Code of Conduct. In accordance with the compliance provisions and the Company’s training initiatives, directors, officers, and all Enerflex managers are required to acknowledge annually their compliance with the provisions of the Code of Conduct. Company-wide certification occurs at least every 24 months. The Code of Conduct has been translated into Arabic, English, French, Indonesian, Portuguese, Spanish, and Thai to ensure that employees can read and understand the provisions of the Code of Conduct in their native language.

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The Code of Conduct (English version) is available for review under the Company’s electronic profile on SEDAR+ at www.sedarplus.ca and our website at www.enerflex.com.

Anti-Bribery and Corruption; Compliance Program; Money Laundering

In 2020, Enerflex undertook a fulsome review of its anti-bribery, sanctions, and trade compliance programs to identify opportunities for enhancement and to ensure it remained current with changes in regulations, the business environment and the demands and expectations of diverse stakeholders. Members of the EMT regularly consider compliance matters and the Senior Vice President, General Counsel reports quarterly to the Audit Committee regarding Enerflex’s overall compliance program and improvement programs and projects.

As part of Enerflex’s compliance program, the Anti-bribery and Anti-corruption Policy reiterates Enerflex’s commitment to operate in accordance with Canada’s Corruption of Foreign Public Officials Act, the U.S.A.’s Foreign Corrupt Practices Act, and all other anti-bribery and anti-corruption laws applicable to Enerflex’s global operations. In addition to requiring that Enerflex maintain accurate books and records, the policy prohibits each director, officer, and employee of Enerflex and its subsidiaries (as well as third parties who act on their behalf) from offering, paying, promising, or authorizing anything of value for improper purposes. To ensure that all Enerflex employees and representatives are familiar with its provisions, the policy is available in Arabic, English, French, Indonesian, Portuguese, Spanish, and Thai. The Senior Vice President, General Counsel oversees compliance with the Anti-bribery and Anti-corruption Policy, with ultimate oversight by the President and Chief Executive Officer of Enerflex.

To further mitigate the risk of unlawful activities, Enerflex’s Legal department regularly monitors developments in, and enforcement of, anti-bribery, sanctions, and export laws and evaluates applicable policies and practices to ensure continual compliance and improvement. Management ensures employee understanding of prohibited conduct by way of the Code of Conduct certification process and periodic compliance training for persons performing senior management roles or who have direct contact with Enerflex’s client partners, suppliers, and/or government officials. Employees are encouraged to report suspected violations of applicable laws or Enerflex policies (including the Anti-bribery and Anti-corruption Policy) directly to a member of Enerflex’s Legal group or to the Enerflex Whistleblower and Compliance Hotline.

In 2023, Enerflex updated its Code of Conduct to explicitly address money laundering and affirm its commitment to complying with all anti-money laundering laws in the countries where it operates. Further, Enerflex will not knowingly assist or do business with anyone involved in money laundering or any other form of financial corruption. Enerflex will only conduct business with reputable client partners that engage in legitimate business activities who utilize funds from valid sources.

Whistleblower Protections and Compliance Hotline

Enerflex’s Whistleblower and Compliance Hotline, which is independent and available 24 hours per day / seven days per week, supports the Company’s commitment to financial and accounting integrity and ethical business conduct, and outlines the procedures for employees, suppliers, client partners, or other third parties, to submit a confidential anonymous report of suspected accounting or auditing irregularities or unethical behaviour impacting Enerflex, including, without limitation, breaches of the Code of Conduct (including violations relating to harassment or workplace violence), criminal activity, violations of Enerflex policies or applicable securities laws, actions that endanger health or safety or that are likely to cause environmental damage, and actions that have the effect of concealing the foregoing. All reports submitted to the hotline are investigated and reported to the Audit Committee or HRC Committee, as applicable. To ensure all employees are aware of the hotline, Enerflex distributes information relating to the hotline in all its operating areas and translates the hotline information as needed in each region.

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Cybersecurity

Cybersecurity is a formal component of Enerflex’s overall ERM framework. The Company’s global cybersecurity program adheres to the National Institute of Standards and Technology Cybersecurity Framework, and is regularly reviewed and updated, including quarterly review by the Audit Committee, annual assessment by Internal Audit, and annual external audit of the information technology general controls.

Enerflex has an in-house cybersecurity team and partners with multiple third parties who provide 24 hours per day / seven days per week services to monitor, detect, analyze, and respond to cyber threats and assess their likelihood and impact on business operations, infrastructure, and personnel. Pursuant to the global cybersecurity program, Enerflex enforces multi-factor authentication to access systems, has a third party perform annual penetration tests against its systems, regularly reviews system and application updates and implements as appropriate, and conducts annual tabletop exercises including with the Company’s EMT to review and assess the response plan for multiple threat scenarios.

Training and culture are key aspects of the global cybersecurity program, and Enerflex works to promote a culture that understands the critical importance of data security and privacy, areas of vulnerability, and how to remain vigilant when handling data, including in the following ways: Enerflex’s security incident response policy and procedures are available to all employees; Enerflex conducts monthly simulated phishing campaigns; all employees with network access complete mandatory information security training courses, which are refreshed annually; all new employees must complete online security training within two weeks of hire; executives and key employees in high-risk job functions are offered enhanced information security training; and Enerflex has implemented a cybersecurity performance management plan, which enforces performance management actions when employees click on real or simulated phishing links.

Data Privacy

The global Employee Privacy Policy outlines Enerflex’s commitment to maintaining the accuracy, confidentiality, and security of employee personal information. In accordance with Enerflex’s training initiatives, Enerflex executive officers and all Enerflex managers are required to complete a mandatory review of the policy at least biennially. The Employee Privacy Policy has been translated into Arabic, English, French, Indonesian, Portuguese, and Spanish to ensure that Enerflex employees can read and understand its provisions in their native language. Privacy concerns may be brought to the attention of the Enerflex Privacy Officer or the Legal department.

Conflicts of Interest

In addition to the statutory obligations of directors to address conflict of interest matters, Enerflex has established processes to assist in managing any potential conflicts of interest that may arise. Prior to commencing Board and Committee meetings, the agenda is reviewed for conflicts. In addition, the Code of Conduct certifications completed by directors, officers, employees, and independent contractors include disclosures of potential conflicts. Any concerns are brought to the attention of the Human Resources department, the Legal department, and, if necessary, the President and Chief Executive Officer, the appropriate Committee, and/or the Chair of the Board. All identified conflicts of interest are reviewed and addressed in accordance with established procedures.

Insider Trading

Enerflex’s Insider Trading Policy covers topics such as insider trading prohibitions, blackout periods (both scheduled/recurring and Company implemented), tipping, insider reporting, and general trading restrictions. The Insider Trading Policy outlines the regular blackout periods (in advance of the release of quarterly and

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annual financial results) when trading is not allowed, as well as the timing of trading windows. Enerflex insiders and individuals that have access to material undisclosed information are notified by email in advance of each applicable blackout period, expected duration (if known) and, upon the ending of the blackout period, notification of a trading window. Included with the email notification is a copy of the Insider Trading Policy. The management Disclosure Committee and the NCG Committee also receive regular reports of insider trading activities at their respective meetings. At each meeting, the management Disclosure Committee also reviews disclosures to analysts and investors to ensure that no selective disclosure has occurred.

Conflict Minerals Reporting

Enerflex is subject to certain provisions of the Dodd-Frank Act which require, among other things, companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by such companies. Under the provisions of the Dodd-Frank Act, the minerals include tantalum, tin, gold, or tungsten. Enerflex manufactures products for which tantalum, tin, gold, and/or tungsten are necessary to the functionality or production of its products. Accordingly, in compliance with applicable rules, Enerflex prepares and files a Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as an exhibit thereto. This report is available on the Enerflex website as well as under the electronic profile of the Company on SEDAR+ and EDGAR.

Modern Slavery & Human Rights

In line with Enerflex’s broader dedication to fostering ethical business practices and prioritizing employee well-being, the Company is committed to preventing the occurrence of modern slavery in both its supply chains and business operations. Upholding human rights aligns with Enerflex’s core values and informs the Company’s operations. The Company has implemented a Modern Slavery Policy, solidifying Enerflex’s pledge to abstain from knowingly participating in modern slavery, encompassing various forms of exploitation like human trafficking, forced or involuntary labor, unlawful recruitment, and slavery-like practices such as debt-bondage and servitude.

In May 2023, the Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff (the “Act”) was adopted by Canada. The purpose of this Act is to implement Canada’s international commitment to combat forced labour and child labour by imposing reporting obligations on, among others, certain business entities producing goods in Canada or elsewhere or importing goods produced outside Canada. In compliance with the Act, Enerflex has prepared a report on the steps taken by Enerflex during the previous financial year to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere by Enerflex or of goods imported into Canada by Enerflex. The full report may be found on Enerflex’s website at www.enerflex.com.

DIVERSITY, INCLUSION, AND WELLBEING

As a company with a global and diverse workforce and client partner base, Enerflex believes that the unique differences of its employees make the Company stronger, more innovative, and better equipped to tackle the challenges of a global marketplace. Enerflex’s diversity, equity and inclusion strategy is targeted towards creating a workplace where all employees feel valued and respected. This diversity, equity and inclusion strategy encompasses comprehensive initiatives, from recruitment and talent development to leadership programs and cultural awareness training, ensuring that diversity, equity, and inclusion remains an inherent part of the Company’s identity and how it operates globally. In defining diversity, Enerflex encompasses a broad spectrum of characteristics, including gender, geographical representation, ethnicity, race, nationality, culture, religion, language, Indigenous status, sexual orientation, political affiliation, family and marital status, age, disability, education, and industry experience and expertise.

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Respectful Workplace

Enerflex is committed to providing all employees with a safe and respectful workplace, fostering a climate conducive to meaningful contributions. The Company’s global Respectful Workplace Policy outlines Enerflex’s expectations for an environment free from harassment, discrimination, and violence. To ensure understanding, executive officers and managers undergo annual mandatory reviews and quizzes on this policy, while company-wide employee reviews occur at least biennially. New employees receive respectful workplace training during orientation, completing policy acknowledgment within a week of hire. Regional training sessions further empower employees to identify, respond to, and prevent harassment. The Respectful Workplace Policy is available in multiple languages, including Arabic, English, French, Indonesian, Portuguese, and Spanish, ensuring accessibility for all Enerflex employees.

Community Involvement

Enerflex works to enhance the lives of its employees and the communities in which it operates, including by partnering with organizations that build and strengthen communities. Enerflex contributes directly to many social causes and supports charitable activities by encouraging employees to volunteer their time and talent. Enerflex is actively involved in supporting neighbouring businesses and non-profits such as Kids Cancer Care, as well as local food bank, blood, diabetes, and heart services agencies.

Employee Wellbeing

Enerflex is committed to providing all employees with a safe and respectful workplace, fostering a climate conducive to meaningful contributions. The global Respectful Workplace Policy outlines Enerflex’s expectations for an environment free from harassment, discrimination, and violence. To ensure understanding, executive officers and managers undergo annual mandatory reviews and quizzes, while company-wide employee reviews occur at least biennially. New employees receive respectful workplace training during orientation, completing policy acknowledgment within a week of hire. Regional training sessions further empower employees to identify, respond to, and prevent harassment. The Respectful Workplace Policy is available in multiple languages, including Arabic, English, French, Indonesian, Portuguese, and Spanish, ensuring accessibility for all Enerflex employees.

Director Nominations and Executive Appointments

The Board has adopted a Diversity Policy that applies to both the Board and EMT. The objective of the Diversity Policy is to maintain an optimum mix of qualified, diverse individuals on the Board and EMT.

Enerflex is committed to a merit-based system for Board and EMT composition, within a framework that enables diverse representation, including by striving to ensure that candidate slates for Board and EMT positions are comprised of at least 30% qualified women. Enerflex believes that this will result in the most qualified and suitable candidate. Therefore, Enerflex has not developed formal targets regarding the representation of women, visible minorities, Indigenous peoples, or people with disabilities on either the Board or the EMT. Despite not having a formal policy, when assessing potential nominees for the Board and candidates for hiring for and/or promotion to the EMT, Enerflex take these factors, among several others, into consideration.

When recruiting candidates for Board and EMT positions, the Board aims to identify the most qualified individual available and considers a variety of factors including diversity. The Board understands “qualified” to include a broad range of skills and experiences, which is intended to result in greater diversity among Board and EMT members. See also “Director Profiles – Skills Matrix”.

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The NCG Committee and the HRC Committee are responsible for monitoring compliance with the Diversity Policy, and at least annually, will report to the Board regarding the effectiveness of the policy and recommend any revisions to the policy that may be necessary. To measure the effectiveness of the Diversity Policy in meeting the objectives of maintaining the optimal mix of qualified, diverse individuals on the Board and EMT, and increasing gender diversity: (a) the NCG Committee reviews the diversity of the candidates when recruiting for Board positions, and annually assesses the appropriateness of the Board composition, including by assessing the diversity of thought, balance of skills, and overall performance of the Board; and (b) in consultation with the CEO, the HRC Committee reviews the diversity of the candidates when recruiting for EMT positions, and annually assesses the appropriateness of the EMT composition, including by assessing the diversity of thought, balance of skills, and overall performance of the EMT.

In 2022 / 2023, the Board included five diverse individuals, including three women. As noted herein, Ms. Cormier Jackson retired from the Board on August 9, 2023 and Ms. Folse has decided to not stand for re-election at the Meeting. When undertaking a search for a new director, the Board aims to identify the most qualified individual available and considers a variety of factors including diversity. This was the approach taken during the most recent director searches. The Board recognizes the importance of diversity on its Board and will continue to value diversity when considering new directors for appointment or election to the Board.

CBCA Disclosure Regarding Designated Groups

Based on self-identification, as of December 31, 2023, the number and percentage of each CBCA designated group on the Board and EMT, respectively, is as follows:

	Women	Visible Minorities	Indigenous Peoples	People with Disabilities

Board (1)	3 (33%)	2 (22%)	0 (0%)	0 (0%)
EMT	1 (11%)	2 (22%)	0 (0%)	0 (0%)

Note:

(1)    Includes independent directors only.

The above disclosure is derived from information provided by the directors and EMT. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, the Company did not make assumptions or otherwise assign data to that individual.

EXECUTIVE TALENT MANAGEMENT AND SUCCESSION PLANNING

The HRC Committee and the Board view succession planning for the CEO and other executive positions in the Company as a continuous process and one of its most critical functions. With respect to leadership and succession planning, the HRC Committee together with the Board regularly reviews Enerflex’s succession plans and planning processes to ensure that Enerflex appropriately manages the risk of loss of key personnel, enhances the diversity of the management team, and continually develops and strengthens the Company’s talent.

Succession planning includes long range and emergency scenario planning for executives to ensure leadership sustainability and continuity, and a succession plan in the event of departures. Succession planning is a recurring agenda item at quarterly HRC Committee meetings, where the CEO provides regular updates on the progression and development of each individual executive officer. Succession planning is also frequently a part of Board in camera discussions, where the Board can discuss succession plans and candidates for all executive officer positions.

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ACTIVE ENGAGEMENT WITH SHAREHOLDERS

Enerflex engages regularly with our Shareholders to build trust and provide transparency around business strategies and results. In addition to participation in investor conferences, Enerflex communicates regularly with Shareholders through its annual and quarterly reports, news releases, earnings conference calls, annual meeting of Shareholders, website, and other continuous disclosures and regulatory documents filed under Enerflex’s electronic profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Investors may contact Enerflex’s Investor Relations department at any time: Suite 904, 1331 Macleod Trail SE, Calgary, Alberta T2G 0K3; Phone 1.403.236.6800; Fax 1.403.236.6816; e-mail ir@enerflex.com; or via the Company’s website at www.enerflex.com.

The Board’s Shareholder Engagement Policy ensures that Shareholders can direct questions or concerns to senior management and/or the Board. The Shareholder Engagement Policy is available on the Company’s website at www.enerflex.com and sets forth how Shareholders may communicate their questions or concerns to the independent directors through the Chair of the Board. The Board carefully considers feedback received from Shareholders.

RISK OVERSIGHT

Enerflex’s risk management framework sets the foundation for managing its principal risks and embedding a strong risk-aware culture across the Enterprise. The Board oversees Enerflex’s risk strategy and the appropriate balance of risk and reward. Ultimately the Board is responsible for Enterprise risk oversight and ensures appropriate systems are in place. The table below summarizes key risk oversight responsibilities of the Board and each Committee:

Board of Directors Overall risk oversight, principal risk trends, critical risks, emerging risks, critical project risks, and investment and financial risks

Audit Committee	HRC Committee	NCG Committee

Financial compliance risks, financial and external reporting risks, internal control systems, external reporting, litigation, cybersecurity, compliance program, IT risks	Talent management, leadership and succession risk, compensation risks and total rewards, pension design and funding, HSE risks, conduct-related complaints	Director talent management and succession risk, corporate governance, director independence, director compensation, regulatory developments, Shareholder engagement, ESG reporting
Management Enterprise risk management
Internal Audit Independent assessment and reporting on efficacy of ERM systems

The Board has the responsibility to oversee and monitor risk across the organization and ensure implementation of appropriate ERM systems to monitor and manage those risks with a view to the long-term viability of the Company. The Board oversees management’s identification and evaluation of Enerflex’s principal risks and the implementation of policies, processes, and systems to manage or mitigate the risks, to achieve an appropriate balance between the risks incurred and potential benefits to the Company’s stakeholders.

Management’s ERM program development and implementation is guided by ISO 31000. The ERM framework includes the identification and prioritization of Enerflex’s principal and emerging risks, assigning each principal

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risk to a member of the EMT as the risk owner, and regularly assessing such risks at EMT meetings. For each risk scenario, the EMT estimates the likelihood and potential impact that such risks could have on Enerflex’s business and how they may impact its underlying strategy. Management compiles all risks identified as critical on an integrated risk register that catalogs actions for managing or mitigating each risk. Management also contributes to the ERM process, by providing continuous supervision over the Company’s major projects and their risks, meeting monthly, and as required.

Management ensures that the Board and its Committees are kept well informed of the Company’s ERM systems and principal and emerging risks, including by way of: quarterly reports on operational and earnings risks; quarterly reports on market valuation risks; annual reports on risks to achieving the proposed budget; annual reports on risks to Enerflex’s strategy; and regular ERM updates and discussions on how the Company is identifying, mitigating, and tracking risks as part of its overall ERM strategy.

The Company’s Internal Audit function serves as an independent body within Enerflex to assess and report on the efficacy of ERM systems.

STRATEGIC PLANNING OVERSIGHT

Oversight and guidance on the Company’s strategy is one of the critical roles of the Board. The Board collaborates with management to develop Enerflex’s strategic direction, including developing and reviewing the strategic plans, setting performance metrics, and establishing annual budgets and financial plans. Management is responsible for the ongoing strategic planning process and annually holds strategic planning sessions with the Board for extensive discussion and analysis.

Throughout the year, the Board oversees the Company’s development and progress in the execution of the strategy. The CEO also updates the Board on the execution of the strategy and annual goals at every regularly scheduled Board meeting and by confidential “CEO Reports to the Board”.

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A MESSAGE FROM THE HRC COMMITTEE CHAIR AND BOARD CHAIR REGARDING EXECUTIVE COMPENSATION

Dear Shareholders,

Enerflex is a global organization delivering innovative natural gas compression, processing, cryogenic, low carbon, treated water, and electric power solutions, as well as after-market services to a broad range of customers across the world. Central to achieving Enerflex’s Vision, Transforming Energy for a Sustainable Future, are the Company’s core Values of Integrity, Commitment, Creativity, and Success. On behalf of the HRC Committee and the Board, we are pleased to share our approach to executive compensation.

2023 Performance and Committee Highlights

◾

With the October 13, 2022, closing of our strategic acquisition of Exterran Corporation, in 2023 Enerflex focused on integration, and building a more resilient international energy infrastructure and energy transition company, without negatively impacting ongoing operations.

◾	Through these integration efforts, Management has captured USD $62 million of annual run-rate synergies associated with the acquisition of Exterran Corporation, ahead of schedule.

◾

Management continues to use a scorecard approach to focus employees on safety, operational, and financial measures that contribute to Shareholder value. In prior years, we have used the financial measures of EBIT, EBIT %, and ROCE. Recognizing that the purchase price allocation, which impacts depreciation and amortization, was not yet finalized, the HRC Committee approved EBITDA-based measures for 2023. Similarly, recognizing the strategic priority to reduce leverage, the HRC Committee approved a Net Debt metric. The Company’s performance was better than target for all metrics in 2023, resulting in overall Enterprise performance at 135.7%. (1)

◾	Delivered strong operational results (better than budgeted) for the combined company, including $3.2 billion in revenue and $513 million in Adjusted EBITDA. (2)

◾	Enerflex appointed Mr. Preet Dhindsa as CFO in October 2023, initially on an interim basis and then permanently effective March 1, 2024.

Approach to Executive Compensation

Enerflex designed pay practices for executives to be prudent and align with Enerflex Values, performance, and culture. The HRC Committee and the Board believe the compensation provided to the CEO and the other executives appropriately reflects their leadership and performance in driving Enerflex’s strategic and operational agenda. In addition to aligning executive pay outcomes to the achievement of key strategic and operational priorities, the compensation philosophy considers the complex nature of operating a global entity.

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As we do every year, the HRC Committee conducted a thorough review of executive compensation to evaluate the appropriateness of target total direct compensation and to assess performance to award 2023 short-term incentive payouts. Achieving alignment with the long-term Shareholder experience is a core goal of our executive compensation philosophy. Our compensation mix balances annual financial and operational performance with longer term Share price performance. The HRC Committee carefully and rigorously assessed the results of the STI Plan to ensure the resulting bonus pool aligned with overall corporate performance and recognized the efforts of Management in 2023.

The compensation discussion and analysis that follows describes the compensation-related governance policies and processes, and how the HRC Committee applied these to NEO compensation decisions in 2023.

2023 Executive Compensation Changes and CEO Pay Decisions

◾

As of 2023, Enerflex has incorporated a relative total return metric in the performance share plan whereby return is measured relative to a custom performance peer group, as well as a Canadian and US index.

◾	Based on our annual review of executive compensation with our identified peer group, overall NEO target total direct compensation increased by 6.3% in 2023 compared to 2022.

◾	CEO target total direct compensation was increased by 6.2%, in reflection of the leadership role of the larger combined entity and with consideration to Company’s peer group.

-

In March 2023, the Board provided a salary increase and one-time transaction/integration grant of RSUs to the CEO in recognition of the larger, more complex entity following the acquisition and as an incentive to successfully integrate the two companies, capture the expected synergies, and ensure the continued safe and efficient operations during the integration period. The grant vests over three years and directly aligns payout value with the Shareholder experience.

-

When determining CEO variable compensation, the Committee considers the CEO’s target compensation, corporate score, performance of the CEO, and a holistic view of company performance including the Shareholder experience. Despite the significant integration efforts and strong operational results, the Board approved the application of downward discretion to the calculated STIP payout to cap it at 80% of target (target being 125% of base pay), acknowledging the disappointing stock performance during 2023 to better align CEO compensation with Shareholder experience and the Company’s overall financial results.

-

Target long-term incentives, including PSUs and RSUs, comprise 64% of CEO compensation. The payout of PSUs at vesting ties directly to the achievement of performance targets and the Share price performance over the three-year period.

◾

As part of the annual review process, the Committee reviewed the CEO’s direct compensation for 2024 and determined that there would be no change to the CEO’s target compensation. As such, 84% of the CEO target direct compensation continues to be at risk.

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In Conclusion

The Enerflex leadership team and the Board of Directors remain committed to delivering value to our Shareholders over the long term, and the HRC Committee remains focused on continued alignment of compensation with performance on behalf of you – our Shareholder. Since 2015, the Board has solicited feedback from Shareholders through an advisory “say on pay” vote. We believe it is an important form of engagement and an effective way to receive feedback on our approach to executive compensation. See also “Corporate Governance and ESG Practices – Active Engagement with Shareholders”.

We look forward to your continued support and welcome your direct input and feedback. We invite you to contact us regarding executive compensation: Suite 904, 1331 Macleod Trail SE, Calgary, Alberta T2G 0K3, Attention: Chair of the HRC Committee. Shareholders can also communicate their questions or concerns to the independent directors through the Chair of the Board per the Shareholder Engagement Policy, which is available on the Company website at www.enerflex.com.

Enerflex is proud to be part of your investment portfolio and the Board thanks you for your continued support.

Yours sincerely,

[signed] “W. Byron Dunn”	[signed] “Kevin J. Reinhart”

W. Byron Dunn	Kevin J. Reinhart
Chair, Human Resources and Compensation	Chair of the Board
Committee

Notes:

(1)	“Normalized EBITDA”, “EBITDA%” and “Net Debt” are not standardized financial measures prescribed by IFRS. See “Non-IFRS Measures” for further information.

(2)	“Adjusted EBITDA” is not a standardized financial measure prescribed by IFRS. See “Non-IFRS Measures” for further information.

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EXECUTIVE COMPENSATION OVERVIEW

NAMED EXECUTIVE OFFICERS

For 2023, the Enerflex NEOs are:

◾	Marc Rossiter, President and Chief Executive Officer

◾	Patricia Martinez, Chief Energy Transition Officer

◾	Gregory Stewart, President, U.S.A.

◾	Roger George, President, Water Solutions

Also included as NEOs are Mr. Sanjay Bishnoi, the former Sr. VP and CFO who departed the Company in March 2023, Mr. Matt Lemieux, the former Vice President, Corporate Development and Treasury and Interim CFO who departed the Company in August 2023, Mr. Rodney Gray, the former Sr. VP and CFO who departed the Company in September 2023, and Mr. Preet Dhindsa, interim CFO since October 2023 and appointed as Sr. VP and CFO on March 1, 2024.

EXECUTIVE COMPENSATION PROGRAM OBJECTIVES

Consistent with the Company’s Vision and Values, Enerflex’s compensation philosophy is to provide competitive pay for competitive performance. Enerflex believes that executive compensation must incent and recognize strong performance and contributions to regional and Enterprise success. Enerflex’s executive compensation framework aligns executive performance with business objectives by:

◾	providing market-competitive compensation opportunities to facilitate attraction, motivation, and retention of qualified individuals with desired leadership and management skills;

◾	supporting the achievement of Enerflex’s annual and long-term objectives and the enhancement of Shareholder value by tying awards to key performance metrics;

◾	delivering a meaningful proportion of total compensation using variable pay vehicles, including long-term incentives vesting over varying performance periods;

◾	motivating executives to achieve excellence within their respective areas of responsibility and together as a cohesive team;

◾	applying compensation principles in an equitable manner; and

◾	continuing to emphasize the culture of safety with the inclusion of key metrics in the STI Plan.

In addition to the Company’s financial, operating, and safety performance, Enerflex considers Shareholder input and market pay practices when determining the appropriate compensation levels for executive employees. To ensure executive pay is aligned with Enerflex’s overall business strategy, the executive compensation program is driven by a set of core principles. These principles used to define and evaluate performance for executives are cascaded to their direct reports and throughout the organization for internal alignment to key objectives and pillars of success. While actual performance targets may vary each year, these underlying principles remain constant.

Business Growth	Long-term incentive plans focus on achieving Enterprise objectives and strategic plans with a medium- to long-term view.

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Incentive Structure	Specific metrics are primarily quantitative in nature and focus on financial measures that the executives have a reasonable ability to influence.

Pay at Risk

Executive compensation includes elements of pay-at-risk: performance thresholds must be met before any such compensation is earned and while it may increase as performance exceeds target, payouts are capped at 200% of target.

Performance-Based	Individual total compensation varies each year depending on Enterprise, regional, and individual performance results, and incentive programs do not pay out when unwarranted by performance.

Risk Mitigation

Executive compensation includes both fixed and variable pay. Performance metrics align with the Company’s business strategy. Maximum payouts under the incentive programs are capped, a Clawback Policy is in place, and executives are required to meet Share ownership requirements.

Shareholder Value

The HRC Committee seeks to focus the executive team on several key financial metrics that it considers to be key drivers of Shareholder value, such as EBITDA%, EBITDA, Net Debt, ROCE, gEPS, and rTSR. Long term incentives track the Company’s Share price, and their value moves with the Share price, thereby aligning NEO experience with that of Shareholders. The HRC approves metrics proposed by Management on an annual basis that may change year over year and are fit for purpose depending on the key one and three-year priorities - aligned to budget and strategic plans.

Teamwork	For regionally based executives, portions of their short-term bonus tie to both Enterprise and regional performance.

Workplace HSE

Safety of our people is integral to the Company. Safety performance, as measured using leading and lagging indicators, is reported on a quarterly basis to the HRC Committee and for 2023, TRIR and MVIR are ESG metrics in the STI program.

EXECUTIVE COMPENSATION GOVERNANCE AND RISK MANAGEMENT

The HRC Committee ensures that safeguards are in place for executive compensation and that these safeguards are adequate and sufficiently robust to address and mitigate compensation-related risks. On an annual basis, or otherwise more frequently as circumstances require, the HRC Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking.

The nature of the business in which Enerflex operates requires some level of risk-taking to achieve desired growth and outcomes in the best interests of the Shareholders. The review process that the HRC Committee conducts considers such risks, the business philosophy and strategy, pay mix balance, incentives and performance measures, stock-based compensation, and Share ownership requirements. The mix and balance of these various measures, including the limits to variable compensation plans, are also reviewed. In addition, the HRC Committee receives management’s analysis and stress testing of factors included in the annual budget with significant emphasis on quantitative and financial performance to ensure affordability and appropriate funding of incentive pools. Such stress testing is reviewed by external compensation advisors for reasonableness. The result is performance targets set within Enerflex’s risk appetite, which provide sufficient incentive for executives to pursue strategic objectives.

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The HRC Committee believes that the executive compensation program does not encourage management to take unreasonable or excessive risks relating to the Company’s business and that Enerflex has the proper practices in place to effectively identify and mitigate potential risk.

COMPENSATION DECISION-MAKING PROCESS

Compensation decisions are made using a multi-step process that ensures executive compensation is appropriate, effective, pays for performance, and does not encourage inappropriate or excessive risk-taking. The Board, HRC Committee, CEO, and independent compensation consultants work closely in managing the Company’s executive compensation program. A summary of each of their roles and responsibilities is reflected as follows:

Board

◾   Approves all compensation policies and plans, including the Share Ownership Guidelines, PSU Plan, RSU Plan, DSU Plan, and pension plans.

◾   Approves all executive appointments, compensation, awards, and payments.

◾   Reviews quarterly reports from the HRC Committee.

HRC Committee

◾   Evaluates and manages the Company’s executive compensation philosophy and programs. Approval, particularly those related to performance metrics and incentive payments for executives, lies with the HRC Committee and the Board.

◾   Establishes goals and objectives for the CEO based on Enerflex’s business strategy. Oversees the annual review of Enterprise and regional performance and objectives applicable to the compensation of executives.

◾   Reviews and recommends Board approval for executive recruitment and hiring, appointments, and individual compensation decisions.

◾  Assesses EMT diversity.

◾  Assesses executive performance against the following criteria:

–  contributions to the development and execution of the Company’s business plans and strategies;

–  performance of the EMTs’ regional business units/functional areas including the achievement of their 2023 top five priorities;

–  demonstrated leadership ability and teamwork; and

–  demonstrated commitment to the Enerflex Vision and Values.

◾   Reviews NEO compensation annually, taking into consideration past performance and expected future contributions, changing responsibilities, external factors, such as market competitiveness, and the appropriate level of pay differentiation between roles based on position, scope, and level of responsibility.

◾  Oversees cash-based and equity-based compensation plans, programs, and grants, recommending Board approval for executives.

◾   Reviews, at least annually, the selection of companies in the peer group to determine the competitiveness of executive total direct compensation.

◾  Is authorized to retain the services of independent advisors and consultants to assist with the completion of its responsibilities. The HRC Committee and Board take into consideration the advice received from these consultants, making their own decisions about such matters.

◾   Meets in-camera without Management present at each meeting.

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CEO

◾ The CEO reviews salary, bonuses, and other compensation for executives (excluding himself) and makes recommendations.

◾   Establishes individual goals with each of his direct reports, which support the business’ annual, mid-, and long-term strategies, and aligns with the CEO’s goals.

◾  Reviews the performance of executives and updates the HRC Committee on these assessments, including an analysis of individual performance against their goals and objectives based on demonstrated delivery of results, execution of the strategic plan, and alignment to Enerflex’s Values.

◾   Reviews market data gathered by the independent consultants along with Company performance when making compensation recommendations to the HRC Committee.

◾   Reports to the Committee on interim performance relative to annual targets.

External Compensation Consultants

◾  Since 2010, management have engaged the services of Mercer primarily for advice in respect of Enerflex’s compensation programs, providing data and information for management to make recommendations for consideration by the Committee.

◾   Since the end of 2016, the HRC Committee has retained Hugessen as its independent advisor on executive compensation matters. Without duplicating Mercer’s efforts, Hugessen oversees the reasonableness and completeness of management’s data and analysis and independently advises the HRC Committee.

◾   Meets in-camera with the independent directors and helps the HRC Committee establish procedures so that the HRC Committee is confident that the advice received from the compensation consultants is objective, and not influenced by any relationships with management.

◾   Provides an annual assessment of Enerflex programs relative to market, and reviews market trends and issues and prepares market analyses for the HRC Committee.

◾   Assists analyzing and evaluating the STI and LTI Plan metrics and target setting.

◾   Reviews and makes recommendations for updates to the peer group.

◾   Assists analyzing and evaluating the executive compensation packages, including the compensation mix (base salary, short-, and long-term pay) for each executive.

The following table summarizes the fees paid by Enerflex to Mercer and Hugessen for director and executive compensation-related matters during the periods indicated.

Director and Executive Compensation-Related Fees	Fees Paid In:
	2022 ($)	2023 ($)

Mercer	123,020	106,055

Hugessen	65,929	98,567

RESEARCH AND BENCHMARKING

The HRC Committee employs a single, global peer group, reflecting the Company’s current and future business and talent requirements and that supports both internal and external market compensation principles. This single peer group for executive compensation helps drive internal equity, as all EMT positions have exposure to the same U.S.A. and Canada peer group data. In 2023, approximately 62% of overall revenues were generated in North America, 33% of revenues were generated in the Eastern Hemisphere, and 15% of revenues were generated in Latin America. Given the international scope of business, this single peer group closely mirrors the mix of domestic and international revenue and operations and ensures internal equity.

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The HRC Committee uses the following guiding principles when developing and reviewing the executive compensation peer group:

∎	The peer group should reflect those companies that represent the market for executive talent.

∎	Companies should be within approximately one-third to three times Enerflex’s size, measured in terms of revenue, and have similar assets, market capitalization, and Enterprise value.

∎

Peers should be selected from industries that best represent Enerflex’s business, and the labor and capital markets in which the Company operates, including oil and gas equipment and services, midstream, contract compression, and energy infrastructure companies that are based in Canada and the U.S.A., and ideally with global operations.

∎

The inclusion of drilling and engineering, procurement, and construction companies is restricted or limited, as their alignment with Enerflex’s business is limited, from an industry and operational standpoint.

These guiding principles and single peer group approach provide the HRC Committee with the ability to select the most relevant comparator companies from both the U.S.A. and Canada recognizing the market for executive jobs at Enerflex expands across North America. While this single peer group approach does not specifically consider geographic differences in compensation, it is balanced using regional survey data to maintain alignment within the region where the role is situated.

After the acquisition of Exterran Corporation in 2022, Mercer reviewed our current peers and conducted a broad-based screening using the guiding principles above. After reviewing this broader listing, Mercer recommended we increase the weighting on companies with international operations and consider additional peers from the broader oil and gas services sector. Mercer also recommended we consider removing smaller peers and adding larger peers to reflect our larger size post-integration. Therefore, for 2023, we removed Finning, Gibson Energy, NewPark Resources, Oil States International, Forum Energy Technologies, TETRA Technologies, and Dril-Quip, and added Toromont Industries, ChampionX Corporation, Chart Industries, Oceaneering International, NexTier Oilfield Solutions, NuStar Energy, L.P., RPC, Inc., Expro Group Holdings, Select Energy Services, and Helix Energy Solutions. With these changes, Enerflex’s post-merger size is well-aligned with positions at or above the 60th percentile on assets and revenue, at the 30th percentile for market capitalization, and at the 45th for Enterprise value, the latter two reflecting the Company’s Share price performance in 2023. Enerflex post-merger size is well positioned across key size metrics.

2023 Peer Group for Executive Compensation

Company Name	Country	Company Name	Country

CES Energy Solutions Corp.	Canada	Chart Industries	U.S.A.

Keyera Corp.	Canada	Helix Energy Solutions	U.S.A.

Secure Energy Services Inc.	Canada	NexTier Oilfield Solutions	U.S.A.

Shawcor Ltd.	Canada	NuStar Energy L.P.	U.S.A.

Toromont Industries Ltd.	Canada	Oceaneering International	U.S.A.

Expro Group Holdings N.V.	Netherlands	RPC, Inc.	U.S.A.

Archrock, Inc.	U.S.A.	Select Water Solutions	U.S.A.

ChampionX Corporation,	U.S.A.	USA Compression Partners, LP	U.S.A.

2023 Peer Group for Performance Share Unit Plan

With the introduction of relative Total Shareholder Return (“rTSR”) as a performance metric in the PSU Plan beginning in 2023, when considering the potential performance peers, the factors included companies of similar size and operations, midstream/infrastructure peers that are impacted similarly to Enerflex by macro-

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economic conditions, or those that Enerflex competes with for capital. The HRC Committee approved the following peer group, consisting of six companies and two indices, one on the TSX and the other on the NYSE:

Company Name	Country	Company Name	Country

CES Energy Solutions Corp.	Canada	Precision Drilling	Canada

Gibson Energy	Canada	Total Energy Services	U.S.A.

Secure Energy Services Inc.	Canada	Archrock	U.S.A.

S&P Canada SmallCap Energy (Sector) Index	Canada	SPDR S&P Oil & Gas Equipment ETF	U.S.A.

Performance peer group incumbents and the rTSR measurement approach is reviewed and approved on an annual basis. Please refer to the “PSU Plan Updates” section for further information.

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NAMED EXECUTIVE OFFICER PROFILES

The following profiles for each current NEO provide a summary of total direct compensation awarded in 2022 and 2023, as of December 31, 2023.

Marc Rossiter President and Chief Executive Officer Calgary, Alberta, Canada Age: 52 Years of Service: 27

As President and CEO, Mr. Rossiter is responsible for the Company’s value creation and global growth strategy across Enerflex’s regions and through its three operating segments: Engineered Systems, After-Market Service, and Energy Infrastructure. Together with the EMT, he concentrates on sustainable growth opportunities. Mr. Rossiter, a Professional Engineer in the province of Alberta, brings an entrepreneurial mindset with a depth of leadership that is essential to the Company’s success. Through 25 years of experience with the Company, and until his appointment to CEO in May 2019, Mr. Rossiter held a progression of leadership roles, including EVP and COO, where he was critical in driving revenue growth, while safely delivering reliable solutions. Mr. Rossiter graduated from the Royal Military College of Canada with a Bachelor of Engineering in Chemical and Materials Engineering and served as an officer in the Canadian Army.

2023 Performance

∎

Led the Company during a busy operational year including positive health and safety results, high utilization of Enerflex’s energy infrastructure, re-contracting energy infrastructure for longer terms and/or higher revenues, realizing a backlog of $1.5 billion.

∎	Integrated 4,800 employees and a global asset base across 20 countries, without negatively impacting operational and safety performance.
∎	Realized USD$62M in synergies including the streamlining of our global manufacturing footprint, exiting six non-core geographies, and monetization of non-core assets.
∎	Oversaw the completion and operationalization of two large produced water treatment plants and the award of an expansion and extension of a water facility.
∎	Further, executed on the low carbon strategy with the addition of electric compression assets to the USA rental fleet and further carbon capture equipment orders.
∎	Despite the strong operational results, the Board acknowledged the disappointing stock performance during the year, which impacted the 2023 STIP decision for the CEO.

Compensation Component	2023 ($)	2022 ($)	Variance from 2022

Cash

Base Salary	850,000	800,000	6%

Short Term Incentive	850,000	2,000,000	-58%

Total Cash Compensation	1,700,000	2,800,000	-39%

Value of Equity as of Award Date (1)

PSUs	1,700,000	1,600,000	6%

RSUs (2)	2,700,000	1,600,000	69%

Total Equity Awarded	4,400,000	3,200,000	38%

Total Direct Compensation	6,100,000	6,000,000	2%

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Gregory Stewart President, USA Houston, Texas, U.S.A. Age: 60 Years of Service: 15

Mr. Stewart is responsible for overseeing and providing strategic and operational leadership in the USA region. He is responsible for business development in that market and is tasked with growing the Company to meet the demands of the global oil and natural gas industries from both a products and services perspective. Prior to his appointment to President, USA, Mr. Stewart was Enerflex’s EVP, Corporate Services and Chief Information Officer. He holds an MBA with a specialization in Information Systems, and a BA (French) from McMaster University, along with a BBA (Brock University) and Diplôme d’Études Françaises (Université de Franche-Comté). Mr. Stewart also holds a Chartered Director accreditation from McMaster University.

2023 Performance

∎	The growth expectations for Engineered Systems and After-Market Services were exceeded by 17%, and profitability was at record levels for both business lines.
∎	Incorporating the Broken Arrow manufacturing operations into Enerflex saw five new orders for cryogenic projects and exceeded booking expectations by 45%.
∎	USA operations achieved very strong operating income in terms of revenue, cost management, and executed margins.

Compensation Component	2023 ($) (3)	2022 ($) (4)	Variance from 2022

Cash

Base Salary	533,053	506,063	5.3%

Short Term Incentive	517,331	580,015	-11%

Total Cash Compensation	1,050,383	1,086,078	-3%

Value of Equity as of Award Date (1)

PSUs	479,747	455,457	5%

RSUs	479,747	455,457	5%

Total Equity Awarded	959,495	910,913	5%

Total Direct Compensation	2,009,878	1,996,990	1%

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Roger George President, Water Solutions Houston, Texas, U.S.A. Age: 55 Years of Service: 7 (5)

Mr. George, Enerflex’s President, Water Solutions, brings over 25 years of diverse experience in the oil and gas, power generation, and automotive industries. Responsible for driving growth of the Company’s treated water solutions globally, Mr. George’s leadership and strategic vision make him an instrumental EMT member. He has been integral in driving growth and innovation within his team and establishing Enerflex’s Water Solutions as a leader in produced water treatment and recycling. Mr. George’s academic background includes a MS and PhD in Mechanical Engineering from the University of Missouri and an MBA from the University of Chicago (Booth). His unique blend of technical expertise and business acumen has been critical in shaping the future of water treatment solutions.

2023 Performance

∎

The intention to scale the water business into new geographies and entering the wastewater management industry saw success with several successful pilots in North America, and key projects being developed in the Middle East.

∎	Successful on-time delivery of two significant projects, coming in under budget demonstrating solid execution and strong stewardship.
∎	The water business exceeded booking targets in 2023.
∎	Demonstrated strong skill set in positioning the product line and strategy for continued growth.

Compensation Component	2023 ($) (3)	2022 ($) (4,6)

Cash

Base Salary	584,334	118.081

Short Term Incentive	564,496	425,093

Total Cash Compensation	1,148,829	543,174

Value of Equity as of Award Date (1)

PSUs	452,858	-

RSUs	452,858	-

Total Equity Awarded	905,717	-

Total Direct Compensation	2,054,546	-

2024 Management Information Circular	57

Patricia Martinez

Chief Energy Transition Officer

Houston, Texas, U.S.A.

Appointed Enerflex’s Chief Energy Transition Officer in March 2022, Ms. Martinez was accountable for the Company’s global strategy in the energy transition space, focused on delivering low-carbon energy solutions and positioning Enerflex for long-term success. Ms. Martinez departed Enerflex in February 2024.

Compensation Component	2023($) (3)	2022 ($) (4)	Variance from 2022

Cash

Base Salary	519,558	496,616	4.6%

Short Term Incentive	464,134	546,278	-15%

Total Cash Compensation	983,691	1,042,894	-6%

Value of Equity as of Award Date (1)

PSUs	467,602	446,954	5%

RSUs	467,602	446,954	5%

Total Equity Awarded	935,204	893,909	5%

Total Direct Compensation	1,918,895	1,936,802	-1%

Notes:

(1)

The values shown for the PSUs and RSUs represent the cash values (derived from a percentage of base pay) that was awarded to each NEO by the Board in 2023 and does not include dividends earned as a result of dividend reinvestment. The “Summary Compensation Table” calculates Share-based awards based on the fair value as of the grant date and includes dividends acquired due to dividend reinvestment, where appropriate.

(2)

Includes a one-time grant of $1,000,000 in March 2023 as an incentive to successfully integrate the two companies, capture the expected synergies and ensure the continued safe and efficient operations of the Company during the integration period.

(3)	Enerflex used the 2023 average rate (USD$1.0000 = $1.3495) for calculation purposes for base salary, Short-Term Incentive, and Equity Awards.

(4)

To provide a direct year-over-year comparison, 2022 compensation in US dollars has been converted into Canadian dollars using 2023 exchange rates (USD$1.000 = $1.3495). Therefore, the amounts reflected in these tables may not correlate directly with those in the “Summary Compensation Table” that follows.

(5)	Enerflex recognizes Mr. George’s years of service from Exterran Corporation.

(6)

Mr. George’s 2022 data is based on his compensation from the date of the integration with Exterran Corporation – October 13, 2022. It does not include equity grants made by Exterran Corporation. Therefore, we are not comparing his 2022 compensation to his 2023 compensation.

2024 Management Information Circular	58

Preet Dhindsa Senior Vice President and Chief Financial Officer Calgary, Alberta, Canada Age: 58

Since joining the Company as Interim CFO in October 2023, Mr. Dhindsa has provided solid leadership and financial stewardship. His sound knowledge of the energy industry, as well as extensive experience leading complex multi-national businesses has proven valuable. As of March 1, 2024, Mr. Dhindsa formally joined Enerflex on a permanent basis as the Senior Vice President and Chief Financial Officer.

As SVP and CFO, Mr. Dhindsa is accountable for financial reporting, treasury, tax, internal audit, SOX, corporate development, and capital markets activities, in addition to supporting the Company’s strategic and capital allocation decisions.

Mr. Dhindsa is a seasoned financial leader with more than 25 years of experience, primarily in the energy and financial services industries. Prior to joining the Company, he served as EVP and CFO for ENMAX Corporation, a regulated utility company with energy generation and retail lines of business. He previously served as CFO and Chief Administrative Officer at AMP Energy, a solar energy developer with a global footprint, and SVP and CFO, Global Banking & Markets (GBM) at Scotiabank, leading international finance teams. Mr. Dhindsa began his career as a professional accountant with KPMG. He holds a Bachelor of Science degree in Mathematics and Statistics from Western University and a Graduate Diploma in Accounting from Wilfrid Laurier University. Mr. Dhindsa is a Chartered Professional Accountant and Chartered Director.

2024 Management Information Circular	59

COMPENSATION DISCUSSION AND ANALYSIS

ELEMENTS OF THE EXECUTIVE COMPENSATION PROGRAM

The executive compensation program is comprised of direct and indirect compensation elements to drive the achievement of Company and regional objectives, aligning management’s interests with those of Shareholders. In combination, these elements are designed to recognize those activities of the executive officers that advance the short- and long-term business objectives of the Company.

TARGET COMPENSATION

The HRC Committee believes Enerflex should target compensation for its NEOs at the market rate for executives with similar levels of responsibility in similar companies with the ability to exceed target commensurate with performance. Enerflex’s approach to executive compensation targets the median market rate at the 50th percentile (P50) and considers executive compensation between 95% and 105% of P50 to be pay at market based on the peer group outlined above. The HRC Committee and the Board consider employee tenure, employee performance, internal equity, geographic location, local economic conditions, complexity and size of operations, and operational and financial results in setting individual executive compensation.

Enerflex considers compensation exceeding P50 through higher incentive payouts when performance exceeds expectations and, conversely, compensation below the median through lower payouts when performance is below expectations. The HRC Committee continues the work required to align target total compensation closer to both the Company’s articulated compensation philosophy and median pay positioning within the peer group.

PAY MIX

Creating Shareholder value over the long-term and continuously improving Enerflex’s financial performance play significant roles in determining an executive’s realized total compensation as reflected in the emphasis given to variable compensation:

∎	Each executive’s individual goals and objectives are aligned with the Enterprise’s annual, mid-, and long-term strategic plans;

∎	A sizeable portion of each executive’s compensation is variable, based on the individual’s ability to influence business outcomes and financial performance;

∎

Variable pay is linked to Enterprise, individual, and regional performance, and paid only when the Company realizes a profit (as per normalization practices; please refer to Short Term Incentive Plan – Normalization that follows for further information) and performance metric thresholds are met or exceeded, at the discretion of the HRC Committee and Board; and

∎

A substantial portion of executive pay is aligned directly to the Shareholder experience through the long-term incentive plan, which considers achievement of performance conditions in addition to time-based awards. The actual amount realized is linked to the Share price performance during the applicable periods.

2024 Management Information Circular	60

DISCRETION

The Board retains discretion to ensure compensation and incentive plan designs achieve the intended pay for performance result. The Board requires any application of upward or downward discretion to be based on concrete measures and solid business judgement aligned with good governance principles.

The Board believes Enerflex has well-built and strongly governed compensation programs that reflect best practices and that are designed to provide reduced payments when metric targets are not achieved and above target payments when they are exceeded. Please refer to the “2023 STIP Award” section that follows.

BASE SALARY

Base salary is provided through cash, based on the market value of the position and the degree of accountability inherent in the role, providing a fixed level of income. Base salary is the only portion of total direct compensation that is not “at risk”. Salary levels are determined primarily on the HRC Committee’s assessment of the nature of the position and contribution of each NEO.

In assessing the current market conditions, and in consultation with the compensation consultants, along with the increase in business activity, the growing competition for talent, and the increased rate of voluntary departures, NEO base pay increased on average by 4.8% in 2023.

As part of the 2024 annual review process, the Committee reviewed the CEO’s base pay and determined that there would be no change to the CEO’s compensation.

ENERFLEX PERFORMANCE RELATIVE TO THE TSX COMPOSITE INDEX AND THE NYSE

The following graph compares the cumulative TSR for $100 invested in Shares over the period, assuming Shares have been traded on the TSX, from January 1, 2019, to December 31, 2023, and the reinvestment of all dividends, with the cumulative total return on the S&P/TSX Composite Index:

2024 Management Information Circular	61

From January 1, 2019 until December 31, 2023, assuming reinvestment of all dividends, cumulative TSR for Enerflex Shares was approximately -58% as compared to a cumulative total return for the TSX Composite Index of 71% over the same period.

On October 13, 2022, in connection with the Exterran Corporation acquisition, Enerflex was listed on the New York Stock Exchange under trading symbol “EFXT”.

From October 13, 2022 until December 31, 2023, assuming reinvestment of all dividends, cumulative TSR for Enerflex Shares was approximately 8% as compared to a cumulative total return of 25% on the NYSE over the same period.

Enerflex recognizes Company financial performance is not the only factor influencing the market price of the Shares. External factors such as market volatility, global economies, commodity prices, interest rates, and industry cyclicality impact TSR as well. Enerflex believes performance indicators such as ROCE, Normalized EBITDA%, EBITDA, Net Debt, and gEPS ensure employees are focused on overall regional and Enterprise

2024 Management Information Circular	62

results, driving towards long-term sustainable performance. A culture of safety accountability is paramount, and as such TRIR and MVIR continue to be key metrics in the short-term incentive plans.

In 2023, Enerflex introduced relative TSR as a metric in its long-term incentive PSU Plan. Understanding that long term incentives track the Company’s Share price, and their value moves with the Share price, the Company is more closely aligning NEO experience with that of Shareholders. rTSR combined with the metrics above will drive sustainable long term shareholder value creation. Furthermore, the high proportion use of PSUs and RSUs in each NEOs compensation together with the three-year vesting periods link the ultimate value of this element of compensation with the Share price performance during that time frame.

SHORT-TERM INCENTIVE PLAN

This annual cash bonus is “at risk” compensation designed to reward the achievement of business objectives in the short-term. Each individual’s target incentive is set as a percentage of base salary.

∎

Using a “sum of targets” approach to determine the funding pool available for distribution under the STI Plan through a combination of Enterprise and regional financial and operational metrics, each metric is individually weighted and has threshold and stretch components.

∎	These performance metrics must meet thresholds to contribute to the bonus pool. When performance exceeds stretch measures, payouts are capped at 200%.

∎	Payout occurs with Board approval and only when the organization realizes a profit (as per normalization practices), regardless of how well Enerflex performs on any of the metrics.

∎

When the overall Company does not meet the thresholds on any of the Enterprise and/or regional performance metrics, there is an opportunity to provide a partial bonus based solely on individual performance and corresponding payout range (see weightings of Enterprise, individual and regional below.

∎	The HRC Committee and the Board retain the ultimate authority to approve, withhold, or adjust STIP payments, regardless of targets being achieved.

While each NEO may elect to receive all or a portion of this cash bonus in DSUs, and thus defer payment until departure from Enerflex, for the 2023 STIP payment, no NEO has made this election as they choose to meet their Share ownership guidelines via other equity-based instruments.

Enerflex uses performance metrics in its “sum of targets” calculation at both the regional and Enterprise level. With the acquisition of Exterran Corporation in late 2022, the HRC Committee approved the following metrics for the 2023 STIP, replacing ROCE with a Net Debt measure and replacing EBIT% and Absolute EBIT% with EBITDA and EBITDA% (1):

∎

Normalized EBITDA and EBITDA%: As a result of the acquisition, purchase price allocation would significantly affect depreciation, thus making, setting, and calculating EBT metrics a challenge for 2023. To offset this impact, Normalized EBITDA and EBITDA% were identified as appropriate for this first year of integration. EBITDA evaluates a Company’s profitability and reflects the financial health and performance of the business. For more information, please refer to the Company’s Consolidated Statement of Earnings in the Annual Consolidated Financial Statements.

∎

Net Debt: It was important for the HRC Committee to have a leverage-related metric as part of the STIP program in 2023. Net Debt directly reflects the Company’s financial health by considering its debt and cash position. By reducing net debt, the Company enhances shareholder value through reduced

2024 Management Information Circular	63

interest expense and increased financial flexibility and resiliency. Decreasing net debt means optimizing working capital, improving cash flow generation, and efficiently allocating capital.

∎

Safety: In 2023, Enerflex incentivized safe behaviours by tracking its Enterprise MVIR and the TRIR as ESG metrics to reinforce Enerflex’s commitment to protect the health and safety of its employees, contractors, clients, and other third-party personnel in the communities in which the Company operates. TRIR, as a global safety performance metric, is calculated by multiplying the number of recordable occupational injuries and illnesses incurred during the year by 200,000 and dividing that product by the total number of hours worked by employees. The 200,000 used in this calculation is equivalent to the number of hours for 100 employees working 40 hours per week for 50 weeks. At a high level, MVIR is determined by dividing the number of motor vehicle incidents that occurred within the year by the number of kilometers driven. In 2023, Enerflex employees drove over 28 million kilometers.

Note:

(1)	See “Non” IFRS Measures” in this Circular for further information.

These metrics and their targets are reviewed and approved by the HRC Committee each year for appropriateness. Quarterly, the CEO reviews with the HRC Committee ongoing progress relative to the achievement of these STIP performance metrics.

Individual STIP amounts are based on the combination of individual, Enterprise, and regional performance:

NEO (1)	STIP Target (1)	Performance Weighting (2)
		Enterprise	Region	Individual

Mr. Rossiter	125%	80%	-	20%

Ms. Martinez	75%	80%	-	20%

Mr. Stewart	75%	50%	30%	20%

Mr. George	75%	80%	-	20%

Notes:

(1)

Neither Messrs. Bishnoi nor Gray are included in this table, as their tenure with the Company ended, thus nullifying any eligibility to participate in the STIP program. Mr. Dhindsa, as a contract employee, was not eligible to participate in the STIP program.

(2)	STIP target as a percentage (%) of base salary.

(3)	Performance weighting as a percentage (%) of STIP target.

Individual performance, as assessed through the performance management program, is quantified as follows:

Performance Assessed As:	% of Individual Performance Target Achieved:

Not Meeting Expectations	0%

Developing	25% to 75%

Partially Meeting Expectations	50% to 100%

Meeting Expectations	75% to 150%

Exceeding Expectations	100% to 200%

Short-Term Incentive Plan Payout Calculation

The STI Plan payout is calculated by factoring the weightings above with the performance results achieved: Enterprise-wide, within the NEOs’ specific region (as applicable), and individually. Consistent with previous years, under the 2023 STI Plan, the HRC Committee determined the payouts to the NEOs as follows:

2024 Management Information Circular	64

Based on the achievement of the performance metrics, the potential STIP payout range for each of the NEOs, as a percentage of base salary (rounded to the nearest integer), is:

NEO (1)	STIP Award Opportunity
	Below Threshold	Threshold	Target	Maximum

Mr. Rossiter	0%	63%	125%	250%

Ms. Martinez	0%	38%	75%	150%

Mr. Stewart	0%	38%	75%	150%

Mr. George	0%	38%	75%	150%

Note:

(1)

Neither Messrs. Bishnoi nor Gray are included in this table, as their tenure with the Company ended, thus nullifying any eligibility to participate in the STIP program. Mr. Dhindsa, as a contract employee, was not eligible to participate in the STIP program.

STIP metrics are approved on an annual basis, and the performance targets for each metric are based primarily on the current year budget. These targets are derived from an analysis of the previous year’s actual performance, anticipated future Company performance (including growth plans), and industry trends. The performance metrics and the calculation methodology applied to determine performance results and NEO STIP awards have remained consistent since 2013 when the STI Plan was implemented.

2023 Performance Results for STIP

The following chart reflects the 2023 performance metrics, each metric’s weighting, and 2023 results:

Metric	Weighting	Target (1)	2023 Results	% of Target Achieved (2)	Contribution to STIP Pool (2)

Normalized EBITDA %	30%	15.79%	15.94%	103%	31%

Normalized EBITDA	30%	463,973	504,638	129%	39%

Net Debt	30%	1,155,000	1,088,829	172%	51%

TRIR	7.5%	0.47	0.42	136%	10%

MVIR	2.5%	0.40	0.32	173%	4%

Total / Payout %	100%	100%			136%

Notes:

(1)

The 2023 STIP targets are based on budget. Results have been normalized for unusual items such as gains/losses on the disposal of certain fixed assets, share-based compensation, goodwill impairments, onerous leases, severance costs related to restructuring, and a portion of the foreign exchange impacts in Latin America, and other one-time non-recurring items. Please refer to the following section “Normalization” for more details.

(2)	Rounded to the nearest integer.

2024 Management Information Circular	65

Normalization

The HRC Committee and Audit Committee both reviewed this scorecard and conducted a line-by-line reconciliation of performance results with financial results. Both Committees are responsible for vetting and scrutinizing the appropriateness of any funding calculation normalizations proposed by management, and this review process occurs annually prior to Board approval of the STIP pool funding. Normalizations are calculated in a consistent manner from period-to-period and typically include adjusting for gains/losses on the disposal of fixed assets, share-based compensation, goodwill impairments, onerous leases, severance costs related to restructuring, foreign exchange impacts in Latin America, and other one-time non-recurring items. The HRC Committee and the Audit Committee have determined that it is appropriate to adjust the STIP calculations for such items as they are not indicative of the Company’s ongoing operating performance. For the 2023 sum of targets funding calculation, EBITDA was normalized for gains on the disposal of fixed assets, share-based compensation, impact of financial leases, and a portion of the foreign exchange impacts in Latin America.

Non-IFRS Measures

This Circular contains reference to certain financial measures, including Adjusted EBITDA, Growth in Earnings Per Share (gEPS), Normalized EBITDA and EBITDA%, Net Debt, ROCE, which do not have any standardized meaning prescribed by IFRS and which may not be comparable to similar measures presented by other issuers. The Company considers such non-IFRS measures to provide useful information to both management of the Company and Shareholders in assessing certain metrics relating to the Company, including financial performance and condition and executive compensation, as applicable. Such non-IFRS measures should not be considered a substitute for, or superior alternative to, measures prepared in accordance with IFRS.

For a detailed reconciliation of each non-IFRS measure to the most equivalent IFRS measure, please refer to the “Non-IFRS Measures” section, starting on page M-22 of the Management’s Discussion and Analysis for the year ended December 31, 2023.

2023 STIP Award

Based on Enerflex’s 2023 performance resulting in an overall Enterprise score of 135.7% and combined with the regional results, the Company achieved a bonus pool funded at 124.4% of the “Projected Sum of Targets Total” (whereby all metrics are met at target to achieve a 100% funded pool).

Despite the significant integration efforts and strong operational results, the Board approved the application of downward discretion to the CEO STIP payout calculation and then capped it at 80% of target, acknowledging the disappointing stock performance during 2023 to better align CEO compensation with Shareholder experience and the Company’s overall financial results.

Therefore, the HRC Committee and Board approved this adjusted bonus pool, and the 2023 STIP award payments to the NEOs were as follows:

NEO (1)	STIP Target (2)	Potential Payout Range (2)	Potential Award Range ($) (3)	Overall Weighted Score Achieved (4)	Actual STIP Earned
					% (2)	$ (3)

Mr. Rossiter	125%	0% – 200%	0 – 2,125,000	80%	100%	850,000

Ms. Martinez	75%	0% – 200%	0 – 779,336	119%	89%	464,134

Mr. Stewart	75%	0% – 200%	0–799,579	129%	97%	517,331

Mr. George	75%	0% – 200%	0–876,500	129%	97%	564,496

2024 Management Information Circular	66

Notes:

(1)

Neither Messrs. Bishnoi nor Gray are included in this table, as their tenure with the Company ended, thus nullifying any eligibility to participate in the STIP program. Mr. Dhindsa, as a contract employee, was not eligible to participate in the STIP program.

(2)	Expressed as a percentage of base salary.

(3)	In dollars. Enerflex used the average rate for 2023 (USD$1.0000 = $1.3495) for calculation purposes.

(4)

As a percentage of STIP target, using the formula outlined under “Short-Term Incentive Plan Payout Calculation”, based on Enterprise, regional, and individual performance results. Please refer to the “Executive Compensation” section for information regarding each’s NEO’s 2023 performance.

(5)	The 2023 STIP awards for all eligible employees, including NEOs, were based on actual salaries paid in the year.

LONG-TERM INCENTIVE PLANS

The Company’s long-term incentives reward employees for creating sustained Shareholder value with payout “at risk”. The significant elements of LTIP compensation awarded to NEOs, as a percentage of base salary, are PSUs and RSUs (typically settled in Shares purchased on the open market once vested for EMT members, including NEOs). These LTIP vehicles were chosen as their ultimate value moves with the Share price, thereby aligning NEO experience with that of Shareholders. The following table provides information about the primary plans that comprise NEO long-term compensation:

PSUs

Features:

∎	PSUs, and any accrued dividends based thereon, are notional Shares, which are used to determine the value of potential future payments.
∎

The final number of PSUs that vest may vary from 0% to 200% of the initial grant (plus any accrued dividends) based on the three-year average of the LTIP performance metrics used to determine Enterprise performance.

∎

The HRC Committee recommends the percent of PSUs to vest for Board approval. Enerflex, at its sole discretion, may satisfy its cash payment obligation under the PSU Plan, in whole or in part, by instructing an independent broker to acquire a number of fully paid Shares in the open market.

RSUs

Features:

∎	RSUs, and any accrued dividends based thereon, are notional Shares, which are used to determine the value of potential future payments.
∎	The final number of RSUs that vest (plus any accrued dividends) is based on the FMV of Enerflex Shares at the time of vesting.
∎

Once vested, the payment obligation under the RSU Plan for executives, including all NEOs, is satisfied by instructing an independent broker to acquire a number of fully paid Shares in the open market on behalf of the participant. For all other participants, Enerflex, at its sole discretion, may satisfy its payment obligation under the RSU Plan in either cash or in fully paid Shares acquired in the open market.

Vesting:

∎	PSUs cliff vest three years after the date of grant.

Vesting:

∎	RSUs vest in equal tranches over three years after the date of grant.

Recipients:

∎	Members of the EMT, including all NEOs.

Recipients:

∎	Members of the EMT, including all NEOs, and other designated participants.

The following table shows the percentage of base salary targeted to be awarded in the form of PSUs and RSUs, as a percentage of base salary:

2024 Management Information Circular	67

NEO (1)	Percentage of Base Salary
	LTIP Target	PSUs	RSUs

Mr. Rossiter	400%	200%	200%

Ms. Martinez	180%	90%	90%

Mr. Stewart	180%	90%	90%

Mr. George	155%	77.5%	77.5%

Note:

(1)

Neither Messrs. Bishnoi nor Gray are included in this table, as their tenure with the Company ended, thus nullifying any eligibility to participate in the LTIP program. Any LTIP grants received where forfeited as of the date of departure. Mr. Dhindsa, as a contract employee, was not eligible to participate in the LTIP program.

2023 LTIP Grants

In 2023, as in previous years, when making incentive reward decisions, previous grants of LTIP compensation are considered to ensure equity among participants and market competitiveness. However, the current value of previous grants and any potential or realized loss or gain is not relevant nor considered when contemplating new grants. The table below sets forth the combined grant of PSUs and RSUs, as applicable, to the NEOs in 2023 as approved by the Board:

NEO (1)	PSUs Granted (2)		RSUs Granted (2)		Total Value of Grants ($)
	$	# of Units	$	# of Units

Mr. Rossiter (3)	1,700,000	202,381	2,699,999	309,562	4,400,000

Ms. Martinez	467,603	55,529	467,603	55,529	935,206

Mr. Stewart	479,746	56,971	479,746	56,971	959,492

Mr. George	452,858	53,778	452,858	53,778	905,716

Mr. Gray (4)	549,998	65,476	549,998	65,476	1,099,997

Notes:

(1)

Mr. Bishnoi is not included in this table as he departed the Company prior to any 2023 LTIP grants being awarded. Mr. Dhindsa, as a contract employee, was not eligible to participate in the LTIP program.

(2)	The FMV of Shares used in the PSU and RSU grants on August 18, 2023, was $8.40 based on the TSX and $6.24 USD based on the NYSE.

(3)

Mr. Rossiter received an LTIP grant in March 2023 in the form of RSUs to further incent the successful integration of Exterran Corporation with Enerflex, to capture the expected synergies, and ensure the continued safe and efficient operations of the Company during the integration period. This grant vests over three years, beginning in August 2023, and is settled in cash upon vesting, whereas RSUs granted in August 2023 will be settled in Company Shares purchased from the open market as of the vesting date.

(4)	Mr. Gray received LTIP grants as outlined in August 2023, however these grants were forfeited with his departure September 2023.

2023 PSU Award Settlement

The overlapping performance cycles in the PSU Plan serve to encourage sustained performance over time. The performance period for this grant was 2020 through 2022. The metrics for the 2020 PSU grant that vested in 2023 included ROCE and gEPS:

Metric	Weighting	Target	Results			% of Target Achieved			Contribution to Vesting Amount
			2020	2021	2022	2020	2021	2022

ROCE (1)	50%	10%	5.96%	3.32%	7.76%	0%	0%	74.2%	12.4%

gEPS (1)	50%	8%	-57.1%	-64.5%	226.0%	0%	0%	200%	33.3%

Results									45.70%

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Note:

(1)	“ROCE” and “gEPS” are not standardized financial measures prescribed by IFRS. See “Non-IFRS Measures” in this Circular for further information.

After reviewing the 2023 results based on the three-year average performance for ROCE and gEPS, the HRC Committee recommended, and the Board approved vesting a portion of granted PSUs, forfeiting the remaining PSUs granted and dividends earned. Thus, the following PSU award payments, which occurred in August 2023, are based on vesting 45.7% of PSUs originally granted:

NEO (1)	Amount Granted (2)		Dividends Earned (#)	Total Accumulated (#)	Units Forfeited (3) (#)	Total Vested (#)	Payout ($)
	$	#

Mr. Rossiter	1,406,250	255,218	9,663	264,881	143,830	121,051	1,119,722

Ms. Martinez	427,966	77,671	2,941	80,612	43,772	36,840	340,770

Mr. Stewart	424,341	77,013	2,916	79,929	43,401	36,528	337,884

Notes:

(1)	Mr. Bishnoi forfeited all outstanding unvested PSUs upon his departure.

(2)	At the time of the grant, Enerflex used the August 19, 2020, rate of USD$1.0000 = $1.3207. The FMV as of the date of the grant was $5.51, and at vesting, the FMV was $9.25.

(3)	Forfeited units included dividends earned for this PSU grant.

With the performance results not meeting target, the change in FMV from the date of grant to the vesting date resulted in a vesting value 79.6% of the grant value of the PSUs. The Board may exercise discretion on awarding PSUs, and, in the absence of attaining performance goals may either increase or decrease awards on a discretionary basis. The Board has not exercised such discretion since the inception of the plan in 2013.

PSU Plan Updates

Prior to 2023, Enerflex chose to use internal metrics as opposed to external relativity metrics to ensure compensation payouts were reflective of Enterprise performance and not influenced by factors outside of the control of management, such as commodity prices. In 2021, Enerflex set specific metrics for the PSU grants comprising ROCE at 10% and a gEPS metric at 8% over three years. In 2022, with the close of the Exterran Corporation transaction, the near-term strategic priorities were determined to be on executing on the integration strategy, continued safe and efficient operations, and repaying debt following the closing of the transaction. For this reason, the HRC Committee concluded the performance measures for PSUs granted in 2022 would focus on 2023 and 2024 cumulative Adjusted EBITDA and net debt at the end of 2024. In 2023, the strategic priorities comprised strong operational performance, free cash flow generation, effective capital allocation, and Share price improvement. For this reason, and in consideration of Shareholder preference for relative TSR, the HRC Committee has chosen to use a combination of internal and external metrics: ROCE and rTSR. Understanding the long-term incentives track the Company’s Share price, and their value moves with the Share price, the Company continues to closely align NEO realized pay experience with that of Shareholders. The use of PSUs and RSUs in each NEOs compensation, together with the three-year vesting periods link the ultimate value of this element of compensation with the Share price performance during that time. PSUs will continue to comprise at least 50% of the annual grants to NEOs.

There are overlapping performance cycles in the PSU Plan that continue to encourage sustained performance over time. The PSU Plan has a three-year cliff vesting schedule and the metrics will apply to PSUs granted in 2023 with the performance period being measured on the integrated Enterprise results commencing in 2023 and continuing through to 2025. As with the STIP, the HRC Committee will continue to review both the metrics

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and the target measures for appropriateness and relevance on an annual basis, conferring with the Audit Committee to conduct a line-by-line reconciliation of performance results with financial results.

2023 RSU Award Settlement

Once vested, Enerflex will typically satisfy its payment obligation under the RSU Plan for executives, including all NEOs, in whole, by instructing an independent broker to acquire a number of fully paid Shares in the open market on behalf of the participants, using the after-tax value of the vested RSUs. For 2023 three RSU tranches vested. The FMV at the grant date of the 2020 grant was $5.51, the FMV of the 2021 RSU grant was $7.85 and the FMV of the 2022 RSU grant was $6.29. The FMV was $9.25 at the date of vesting. The vesting RSU awards were settled as follows:

NEO (1)	Units Granted (2)				Dividends Earned (#)	Total Units	Vested to Date (#) (4,5)	Vesting in 2023 (#)	Settled in Shares (6)
	2020	2021	2022	2023 (3)					#	$

Mr. Rossiter	127,609	89,570	254,372	107,181	5,264	583,996	116,869	196,234	83,353	1,103,442 (7)

Ms. Martinez	38,835	25,942	68,404	-	1,489	134,670	35,120	45,299	34,267	316,970

Mr. Stewart	38,506	25,722	69705	-	1,484	135,417	34,826	45,547	35,525	328,606

Notes:

(1)	Mr. Bishnoi forfeited all outstanding unvested PSUs upon his departure.

(2)	At the time of the grants, Enerflex used the August 19, 2022 rate of USD$1.0000 = $1.2991, the August 16, 2021 rate of USD$1.0000 = $1.2569, and the August 17, 2020 rate of USD$1.0000 = $1.3207.

(3)

Mr. Rossiter received an LTIP grant March 2023 in the form of RSUs to further incent the successful integration of Exterran Corporation with Enerflex. This grant vests over three years, beginning in August 2023, and is settled in cash upon vesting, whereas RSUs granted in August 2023 will be settled in Company Shares purchased from the open market as of the vesting date.

(4)

The total vested amount includes vested RSUs, and dividends earned for the purposes of calculating the payout amount. (5) At the time of vesting, Enerflex used the August 14, 2023 rate of USD$1.0000 = $1.3461.

(6)	The total settled in stock reflects the number of Enerflex Shares purchased on the open market on behalf of the NEO by an independent broker using after-tax values.

(7)	This amount includes the tranche that vested in August 2023 from the March 2023 RSU grant Mr. Rossiter received. This tranche was settled in cash.

RETIREMENT AND PENSION PROGRAMS

The Enerflex retirement and pension programs are designed to attract and retain employees, providing an important source of income at retirement.

Enerflex offers two retirement savings programs:

∎	Pension plans through a DCPP in Canada and a 401(k)-matched savings plan in the U.S.A. (collectively the “DCP”), open to eligible employees of the Company and certain of its subsidiaries; and

∎	SERP in Canada and the U.S.A., offered to key employees, including NEOs.

Enerflex maintains the DCP to provide periodic payments to eligible employees of Enerflex and certain of its subsidiaries after retirement and until death in respect of their service as employees. Each NEO participates in the DCP substantially on the same terms as all eligible employees of Enerflex.

Under the terms of each DCP, contributions totaling 5% of pensionable earnings are made into an account for each employee who does not participate in the SERP. For executives, including NEOs, participating in the SERP, the contributions made to each employee’s account by Enerflex totals 10% of pensionable earnings plus an amount equal to 10% of the lesser of the actual or target payout under the STI Plan. Within the DCP,

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Enerflex makes a specified number of investment options available. Enerflex contributes to the DCP up to the limits permitted under a DCPP or 401(k) Plan, as applicable.

The SERP was designed to complement the DCP where Income Tax Act (Canada) rules and Internal Revenue Code (U.S.A.) rules limit the amount of money that can be contributed annually to a registered pension plan on the employee’s behalf. Interest income for any particular year is credited to each individual’s supplementary account at the end of each fiscal year, based on a rate equivalent to the lesser of: (a) the prior year’s annual rate of increase in the Canadian consumer price index plus 4%; and (b) 9%, multiplied by the beginning account balance for such year. Enerflex’s contributions vest after two years of participation in the SERP. As the annual rate of increase in the Canadian consumer price index in the 2023 fiscal year was 3.9% the applicable rate applied to the account balance for the year was 7.9%. The total 2023 SERP contributions, including interest earned, were $757,838. The accrued liability under the SERP is $3,835,326 as of December 31, 2023.

2023 Pension Plan Benefits

The following table sets forth the pension benefits for the NEOs under the DCP and/or SERP as of December 31, 2023:

NEO (1)	Accumulated Value at the Start of the Year (2) ($)	Compensatory (3) ($)	Accumulated Value at the End of the Year (3) ($)

Mr. Rossiter	2,255,241	269,834	2,631,817

Ms. Martinez	1,378,024	135,536	1,647,990

Mr. Stewart	1,138,699	140,536	1,363,147

Mr. George	-	113,457	159,150

Notes:

(1)

Both Mr. Bishnoi and Mr. Gray’s assets were removed from the DCPP after their resignations. They received no SERP contributions for 2023. Mr. Dhindsa, as a contract employee, was not eligible to participate in the DCP and/or SERP.

(2)

Accumulated value of DCPP or 401(k) (employer and employee contributions) plus SERP balance (including interest) at the start of 2023. The accumulated value at the start of the year uses the 2022 year-end rate of USD$1.000 = $1.3544.

(3)	2023 DCPP, 401(k), and SERP employer contributions plus interest. All contributions use the 2023 average rate of USD$1.0000 = $1.3495.

(4)	The accumulated value at the end of the uses the 2023 year-end rate of USD$1.0000 = $1.3226. Accumulated value includes investment gains and losses.

BENEFITS AND PERQUISITES

Enerflex provides executive benefits and perquisites to NEOs within a competitive total compensation package. The perquisites provided to the NEOs consist of an executive medical benefits allowance, financial and legal consulting services, life insurance premiums, automobile allowances and associated expenses, and club membership dues (the value of all, except for the medical benefits, is included as taxable income as required to the executive). The HRC Committee does not believe these perquisites and benefits represent a significant portion of the NEOs’ compensation packages. Further, such perquisites are limited in amount with restricted eligibility. The HRC Committee recognizes these benefits assist Enerflex in achieving its goal of supporting the health and wellbeing of its executives such that they can devote the time and energy necessary to the Company’s business, continuing its growth and development. In 2023, perquisites and other benefits averaged 1.8% of total direct compensation for NEOs. For specific details, please refer to the “Summary Compensation Table”.

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SHARE OWNERSHIP GUIDELINES

Enerflex has Share Ownership Guidelines in place for all executives, including NEOs. Enerflex believes the interests of Shareholders and NEOs are better aligned when executives directly hold securities of the Company.

Under the Share Ownership Guidelines, Shares, RSUs (that settle in Shares), and DSUs owned by the executive count towards ownership requirements. Enerflex DSUs are a notional unit equal to the value of an Enerflex Share and although such DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Enerflex Share. Options, PSEs, PSUs, and RSUs settled in cash are not included. Executives are expected to meet the Share ownership requirement within five years of appointment to their executive position. If the ownership requirements are further increased due to promotion, an increase to base salary greater than or equal to 15% and/or a policy change, the executive must meet the new guideline within three years as of the ownership requirement increase. When a salary increase is less than 15% of base pay, the executive must achieve the ownership threshold within one year. The HRC Committee annually reviews the Share Ownership Guidelines for the executives and updates as applicable. The following table summarizes the Share ownership attained for each current NEO as of December 31, 2023:

NEO (1)	Share Ownership Requirement		Total Ownership Attained (2) ($)	Requirement Achieved
	Multiple of Base Pay	$ Amount

Mr. Rossiter	5 x	4,250,000	5,312,024	Yes

Ms. Martinez	2 x	1,039,115	2,099,236	Yes

Mr. Stewart	2 x	1,066,105	2,144,271	Yes

Mr. George (3)	2 x	1,168,667	453,185	On track

Notes:

(1)	As a contract employee as of December 31, 2023, Mr. Dhindsa does not have Share ownership requirements.

(2)

The value of a Share, RSU, or DSU held by a NEO is calculated as the greater of the value of the security on the grant or acquisition date, and the closing price of $6.13 for grants performed with a TSX FMV and $6.30 for grants performed with a NYSE FMV (based on USD$1.000 = $1.3495) of the security as of December 31, 2023.

(3)	Pursuant to the Share Ownership Guidelines, Mr. George has until October 13, 2027 to achieve his ownership requirements and is on track to do so.

ANTI-HEDGING PROTECTION

The Insider Trading Policy prohibits directors, officers, employees, and consultants of Enerflex, as well as anyone else who qualifies as an insider under applicable securities laws, from engaging in transactions that could reduce or limit their economic risk with respect to their holdings of securities of Enerflex, including Shares, Options, PSEs, PSUs, DSUs, and RSUs. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives, and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars, and exchange funds), and limited recourse loans to the directors or executives secured by Shares.

INCENTIVE COMPENSATION RECOVERY POLICY

The Board of Directors believes that it is in the best interests of the Company to create and maintain a culture that emphasizes integrity and accountability of its executive officers. The Board has therefore adopted the Incentive Compensation Recovery Policy (the “Clawback Policy”) to provide for the recoupment of certain executive compensation pursuant to the terms and conditions of the Clawback Policy. The Clawback Policy:

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(i)	applies to “Executive officers”, current or former (as such term is defined in the Clawback Policy);

(ii)	applies to “incentive-based compensation”, compensation that an executive officer would not have been entitled to receive had the financial statements been accurately presented); and

(iii)

removes board discretion as to whether to pursue recovery such that a company must recover erroneously awarded compensation except if (a) the cost to enforce the policy would exceed the amount to be recovered; (b) recovery would violate home country law that existed at the time of adoption of the rule; or (c) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation provided by Enerflex or a subsidiary thereof to each NEO for the 2021, 2022, and 2023 fiscal years.

NEO / Year (1)	Salary ($)	Share- Based Awards (2) ($)	Option- Based Awards (3) ($)	Annual Incentive Plans ($)	Long Term Incentive Plans ($)	Pension Value ($)	All Other Compensation (4) ($)	Total Compensation ($)

Marc Rossiter, President and Chief Executive Officer

2023	850,000	4,522,100	-	850,000	-	269,834	-	6,491,934

2022	800,000	3,282,470	-	2,000,000	-	268,931	70,506	6,421,908

2021	712,500	2,168,748	703,126	527,800	-	193,469	59,072	4,364,715

Sanjay Bishnoi, Former Senior Vice President, Chief Financial Officer (5)

2023	131,354	-	-	-	-	13,990	13,454	158,799

2022	485,000	993,240	-	727,500	-	88,705	47,721	2,342,167

2021	450,585	726,595	237,151	238,900	-	68,281	64,264	1,785,776

Matthew Lemieux, Former Vice President, Business Development & Treasury (6)

2023	277,832	-	-	-	-	20,040	-	297,872

Rodney Gray, Former Senior Vice President, Chief Financial Officer (7)

2023	137,500	-	-	-	-	10,577	31,247	179,324

Preet Dhindsa, Interim Chief Financial Officer (8)

2023	-	-	-	-	-	-	209,000	209,000

Patricia Martinez, Chief Energy Transition Officer

2023 (9)	519,558	970,863	-	464,134	-	135,536	90,692	2,180,783

2022 (9)	479,026	886,608	-	526,928	-	122,978	86,080	2,101,620

2021 (9)	428,825	630,375	203,646	225,541	-	97,315	65,045	1,650,747

Gregory Stewart, President, U.S.A.

2023 (9)	533,053	992,934	-	517,331	-	140,536	-	2,183,854

2022 (9)	488,138	900,429	-	559,471	-	127,142	49,728	2,124,907

2021 (9)	426,738	623,163	201,920	207,237	-	97,858	89,590	1,646,507

Roger George, President, Water Solutions

2023 (9)	584,334	920,944	-	564,496	-	113,457	-	2,183,229

2022 (9)	113,899	-	-	410,036	-	-	107,983	631,917

Notes:

(1)

Enerflex is required to report all amounts in Canadian dollars which is the same currency used for financial reporting purposes. Unless otherwise stated, US dollar compensation for Messrs. George and Stewart, and Ms. Martinez, has been converted to CAD.

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(2)

This column aggregates the theoretical expected value of PSUs, DSUs, and RSUs and notional dividends earned thereon. The value of the PSU, DSU, and RSU awards (collectively the “share-based awards”) is calculated as the sum of the applicable grant date fair value of each share-based award plus notional dividends earned thereon. The determination of fair value for share-based awards in this column is consistent with the accounting treatment of share-based awards. This column does not include STI Plan DSU elections (these are set out under the column “Annual Incentive Plans”); however, it does include dividends earned on STI Plan DSU elections. The fair value is calculated by multiplying the number of share-based awards by the FMV as of the grant date and by multiplying the number of notional dividends by the FMV as of the dividend payment date.

(3)	No Option grants have been made since 2021.

(4)

“All Other Compensation” for 2023 reflects perquisites that in aggregate are worth $50,000 or more or are worth 10% or more of an NEO’s salary for the year. The perquisites paid to the NEOs in 2023 include but are not limited to the following:

∎	Mr. Bishnoi: $4,388 automobile allowance and $9,067 for tax assistance.

∎	Mr. Gray: $3,713 automobile allowance, $21,000 for medical allowance, $5,399 memberships, and $1,136 professional dues.

∎	Ms. Martinez: $21,862 automobile allowance, $15,924 medical allowance, $13,495 financial planning/legal allowance, $24,094 memberships, and $15,317 for education plan.

(5)	Mr. Bishnoi resigned effective April 9th, 2023. The table above reflects his earnings up until that date.

(6)

Mr. Lemieux, former Vice President, Corporate Development and Treasury served as Interim CFO after the departure of Mr. Bishnoi April 9, 2023 and until the appointment of Mr. Gray as SVP, CFO effective July 1, 2023. During this period, Mr. Lemieux did not participate in or receive any of the EMT- or NEO-related compensation or benefit programs during this period. Mr. Lemieux resigned August 1, 2023. The table above reflects his base salary up until that date.

(7)	Mr. Gray resigned effective September 29th, 2023. The table above reflects his earnings up until that date.

(8)	As a contract employee as of December 31, 2023, Mr. Dhindsa is paid through a third-party. The dollar amount in this table are the total fees paid to this third-party company in 2023.

(9)

Converting US dollars to Canadian dollars for 2023 the average rate was used was USD$1.0000 = $1.3495. Converting US dollars to Canadian dollars for 2022, the average rate was used was USD$1.0000 = $1.3017. Converting US dollars to Canadian dollars for 2021, the average rate was used was USD$1.0000 = $1.2537.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

In the following table, reflecting outstanding awards at the end of 2023, Share-based awards refer to PSUs, DSUs, and RSUs. Option-based awards include all unexercised Options and unvested PSEs.

NEO (1) / Grant Date	Option-Based Awards				Share-Based Awards
	Securities (2) (#)	Exercise Price (3) ($)	Expiration Date	Value of In- the-Money Unexercised Options (4)	Unvested Units (5) (#)	Market / Payout Value of:
						Unvested (6)	Vested Not Paid Out (7)

Marc Rossiter, President and CEO (8)

16-Aug-21	243,684	7.85	15-Aug-28

17-Aug-20	187,035	5.51	15-Aug-27

19-Aug-19	205,381	13.74	15-Aug-26	$115,962	1,123,467	$6,758,689	$568,680

20-Aug-18	159,606	16.12	9-Aug-25

21-Aug-17	108,072	15.75	9-Aug-24

Patricia Martinez, Chief Energy Transition Officer

16-Aug-21	70,578	7.85	15-Aug-28

17-Aug-20	99,527	5.51	15-Aug-27

19-Aug-19	145,550	13.74	15-Aug-26	$61,707	289,388	$1,741,079	$363,901

20-Aug-18	98,254	16.12	9-Aug-25

21-Aug-17	76,852	15.75	9-Aug-24

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NEO (1) / Grant Date	Option-Based Awards				Share-Based Awards
	Securities (2) (#)	Exercise Price (3) ($)	Expiration Date	Value of In- the-Money Unexercised Options (4)	Unvested Units (5) (#)	Market / Payout Value of:
						Unvested (6)	Vested Not Paid Out (7)

Gregory Stewart, President, U.S.A.

16-Aug-21	69,980	7.85	15-Aug-28

17-Aug-20	98,684	5.51	15-Aug-27

19-Aug-19	114,313	13.74	15-Aug-26	$61,184	293,354	$1,781,067	$213,759

20-Aug-18	95,764	16.12	9-Aug-25

21-Aug-17	54,377	15.75	9-Aug-24

Roger George, President, Water Solutions

					203,115	$1,255,228	-

Notes:

(1)

Messrs. Bishnoi and Gray are not included in this table, as any LTIP grants received where forfeited as of the date of departure. Mr. Bishnoi exercised 60,559 options and then his remaining options were cancelled 90 days after his resignation.

(2)	This column includes the number of securities underlying unexercised Options. All options in 2023 were underwater except for the August 17, 2020, grant.

(3)	For Option or PSE grants, the exercise price is the FMV immediately preceding the date of grant.

(4)	The in-the-money value of unexercised Options or PSEs is calculated using the difference between the exercise price of the Options and the closing market price of $6.13 on December 31, 2023.

(5)

This column includes the number of Share-based unvested awards. The number shown reflects all awarded PSUs and RSUs held by NEOs (including notional dividends paid) as of December 31, 2023. Such PSUs do not vest until 2024, 2025, or 2026 as applicable. The RSUs granted in 2021, 2022, and 2023 vest in three equal tranches on the anniversary of the grant date. For the March 13th RSU and August 18th RSU and PSU grants made in USD currency for US participants, dividends were also calculated using a USD FMV.

(6)

For PSUs granted in 2021, 2022, and 2023 and for the RSUs granted in 2021, 2022, and 2023, the values above were calculated using the closing market price of $6.13 for the TSX and $6.30 for the NYSE (converted using USD$1.0000 = $1.3495) on December 31, 2023. For PSUs granted in 2021, the values reflect a 66.5% PSU scorecard result: the average performance for 2021, 2022, and 2023. For PSUs granted in 2022, the values reflect a 122.5% result, where performance was assumed to be at target for 2024. For PSUs granted in 2023, the values reflect a 96.3% result, where performance was assumed to be at target for 2024 and 2025. Please refer to the section titled “2023 PSU Award Payment” for further details.

(7)

This column includes the number of Share-based vested awards that are not paid out or distributed. The amounts shown reflect the value of all accumulated DSUs and notional dividends credited as of December 31, 2023, using a closing market price of $6.13.

(8)	Mr. Rossiter exercised 95,000 options in 2023.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information regarding the value of vested Option-based awards, share-based awards, and non-equity incentive plan compensation for each of the NEOs in 2023:

NEO (1)	Value Vested During the Year
	Option-Based Awards (2) ($)	Share-Based Awards (3) ($)	Non-Equity Incentive Plan Compensation (4) ($)

Mr. Rossiter	198,710	2,232,594	850,000

Ms. Martinez	60,186	663,780	464,134

Mr. Stewart	54,079	670,030	517,331

Mr. George	-	1,158,160	564,496

Notes:

(1)	Messrs. Bishnoi and Gray are not included in this table, as any LTIP grants received were unvested and forfeited as of their respective dates of departure.

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(2)

The value vested during the year is calculated on the assumption that all Options and PSEs that vested in 2023 were exercised on their respective vesting dates. If the vesting date was a holiday, the closing price of Shares on the nearest preceding trading day was used. The closing price for Options that vested on August 9, 2023, was $10.69 and on August 15, 2023, was $8.25. All Options vesting in 2023 were underwater except for the August 17, 2020 grant.

(3)

The value shown reflects the value of vested PSU and RSU awards. The RSUs were settled in Enerflex Shares purchased on the open market. It also includes any DSU awards, and notional dividends accumulated in 2023, based on the closing price of Shares on the TSX on the vesting date. For the notional dividends accumulated, the closing price on the applicable dividend payment date and stock exchange was used. Mr. Rossiter also received a March 13, 2023 integration RSU grant that had 35,938 units vested in 2023 with a cash payment using an FMV of $9.25 CAD. Mr. George’s Share-Based value relates to the first tranche of his converted RSU grant vesting at 125,342 units vesting on March 4, 2023 using an FMV of $9.24 CAD.

(4)

Non-equity incentive plan compensation refers to awards earned under the STIP in 2023. The award is paid in 2024. The dollar amount noted does not consider the effect of any elections to have all or a portion of the STIP paid in the form of DSUs, although no NEOs elected DSUs for the 2023 STIP.

PAYMENTS ON TERMINATION OTHER THAN IN CONNECTION WITH A CHANGE OF CONTROL

Other than in connection with a change of control, as discussed below under the heading “Payments on Termination and in Connection with a Change of Control”, Enerflex does not have any employment or other agreements or arrangements that provide for payments to be made to executive officers following a termination of employment, and Enerflex does not have a formal severance policy for the NEOs. However, the NEOs will receive certain benefits under Enerflex’s compensation plans and programs upon termination of employment, absent a change of control, as follows:

Resignation, Termination without Cause	Termination with Cause	Retirement	Death

Base Salary

Ends as of the resignation date.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death.

Benefits

Pending local legislation, ends as of the resignation date.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death. Certain benefits may be extended to eligible dependents.

Pension Plan

The employee receives all employee and Company contributions.	The employee receives all employee and Company contributions.	The employee receives all employee and Company contributions.	The employee receives all employee and Company contributions.

Perquisites

Ends as of the resignation date.	Ends as of the resignation date.	Ends as of the resignation date.	Ends as of the resignation date.

DSU Plan

DSUs are paid out within 60 days of the resignation. For US participants, if deemed a specified person, payment occurs no sooner than 6 months post-termination date.	DSUs are paid out within 60 days of the termination date.	DSUs are paid out no later than the last day of the calendar year following the year of retirement.	DSUs are paid out within 60 days of death.

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Resignation, Termination without Cause	Termination with Cause	Retirement	Death

PSU Plan

In the case of termination without cause, the employee receives a pro- rated amount based on the proportion of the year completed since the last vesting date. Vested PSUs are paid out within 60 days of resignation or termination. In a resignation, all unvested PSUs are forfeited.

	Subject to Board discretion, all unvested PSUs are forfeited. Vested PSUs are paid out within 60 days of the termination date.	All unvested PSUs are forfeited unless the Board approves any accelerated vesting in accordance with the Retirement Policy. Vested PSUs are paid out within 60 days of the retirement date.	All unvested PSUs vest and are payable based on average performance measures for the period that has elapsed between the award date and the date of death.

Option Plan

Ends as of the resignation date and no payment is made. Vested options must be exercised within 90 days otherwise they are forfeited.	Ends as of the resignation date and no payment is made.	Ends as of the retirement date and no payment is made, but the Board has discretion to approve a retirement bonus in lieu of any current year STIP entitlements.	Estate receives pro-rated amount based on proportion of the fiscal year completed as of the date of death.

RSU Plan

In the case of termination without cause, the employee receives a pro- rated amount based on the proportion of the year completed since the last vesting date. Vested RSUs are paid out within 60 days of resignation or termination. In a resignation, all unvested RSUs are forfeited.

Subject to Board discretion, all unvested RSUs are forfeited. Vested RSUs are paid out within 60 days of the termination date.

All unvested RSUs are forfeited, but the Board has discretion to approve a retirement bonus up to the value of the forfeited RSUs, in accordance with the Retirement Policy. Vested RSUs are paid out within 60 days of the termination date.

Unvested RSUs fully vest and are paid out within 60 days of the date of death.

PSE Plan

Unvested PSEs are forfeited as of the resignation date. Vested PSEs are exercisable any time within 90 days of the resignation or termination date.	All units (vested and unvested PSEs) terminate immediately.

Unvested PSEs are forfeited and vested PSEs are exercisable any time within 90 days of the retirement date. For EMT participants, subject to conditions imposed by the Board, unvested PSEs fully vest on the second anniversary of the retirement date and are exercisable within 3 years of the retirement date.

Unvested PSEs fully vest and are exercisable at any time within 120 days of the date of death.

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Resignation, Termination without Cause	Termination with Cause	Retirement	Death

STI Plan

Ends as of the resignation date and no payment is made.	Ends as of the termination date and no payment is made.	Ends as of the retirement date and no payment is made, but the Board has discretion to approve a retirement bonus in lieu of any current year STIP entitlements.	Estate receives pro-rated amount based on proportion of the fiscal year completed as of the date of death.

PAYMENTS ON TERMINATION AND IN CONNECTION WITH A CHANGE OF CONTROL

Each of the NEOs has a five-year renewable change of control agreement in place with the Company (the “Change of Control Agreements”).

For purposes of the Change of Control Agreements, a “Control Change” will occur if:

(i)	an individual or group acquires securities of Enerflex or associated rights that attach voting rights sufficient to cast more than 35% of the votes to elect directors of Enerflex; or

(ii)	incumbent directors cease to constitute a majority of the Board of Enerflex; or

(iii)

approval by Shareholders of a transaction pursuant to which the Shareholders immediately prior to the transaction do not immediately after completion of the transaction hold Shares entitling them to cast more than 50% of the votes attached to Shares in the capital of the continuing corporation to elect directors of that corporation; or

(iv)

a liquidation, dissolution, or winding up of Enerflex, or sale, lease, or other disposition of all or substantially all the assets of Enerflex (other than to a subsidiary or which does not result in a change in the ultimate Shareholders of Enerflex or such subsidiary).

Pursuant to the Change of Control Agreements:

∎	“Just Cause” for dismissal will arise in the event of willful failure to perform duties, willfully engaging in any act, which is injurious to Enerflex, or willfully engaging in certain illegal acts.

∎	“Good Reason” will arise if Enerflex or its subsidiaries:

(i)	materially reduces or modifies the executive’s position, responsibilities, or authority, or the executive is effectively prevented from carrying out duties;

(ii)

reduces any form of remuneration of the executive, adversely changes the basis upon which such remuneration is determined or fails to increase remuneration in a manner consistent with policies prior to a Control Change;

(iii)

fails to continue in effect any benefits, bonus, compensation plan, stock option plan or other purchase plan, life insurance, disability plan, pension plan, or retirement plan which the executive is participating in or entitled to participate in prior to the Control Change, or fails to take action or takes action which adversely affects these rights;

(iv)	relocates the executive from the location of employment prior to the Control Change;

(v)	takes action to deprive the executive of any material fringe or other benefit or entitlement enjoyed before the Control Change; or

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(vi)	breaches the Change of Control Agreements.

∎

“Disability” means an executive’s failure to perform substantially his duties for the Company on a full-time basis for a period of six months out of any 18-month period where such inability is a result of a physical or mental illness or disability.

∎	“Retirement” means retirement by an executive the date on which they turn 65 years of age.

∎	“Change of Control Period” means the three-year period following a Control Change.

∎	A “Trigger Event” occurs where the executive’s employment is terminated:

(i)	subsequent to a Control Change during the Change of Control Period; or

(ii)	prior to the date on which a Control Change occurs; and

(iii)

it is reasonably demonstrated that such termination was at the request of a third party who has taken steps reasonably calculated to effect a Control Change or otherwise arose in connection with or anticipation of a Control Change.

If a Trigger Event occurs and the executive’s employment is terminated by Enerflex other than for Just Cause, Disability, Retirement, or death; or by the executive for Good Reason, the executive is entitled to the following payments by the Company, within 10 days of such termination:

(i)	the portion of the annual salary earned by or payable to the executive and other amounts that the executive is entitled to receive as of the date of termination;

(ii)	two times the sum of the annual base salary (the “Two-Year Salary”);

(iii)	an amount equal to 15% of the Two-Year Salary, as compensation for the loss of benefits;

(iv)	an amount equal to two times the average annual bonus over the previous 24 months;

(v)	equity security treatment in accordance with the applicable equity policies or plans of the Company as of the date of termination; and

(vi)

an amount on account of pension benefits to which they otherwise would have been entitled plus any pension benefits to which the executive would be entitled had their employment continued until the earlier of his/her normal retirement, death, or two years following the date of termination.

If a Trigger Event occurs and the executive’s employment is terminated by Enerflex for Just Cause, or by the executive other than for Good Reason, Enerflex must pay the portion of the annual salary earned by or payable to the executive and other amounts that he/she is entitled to receive as of the date of termination.

If a Trigger Event occurs for reasons of Retirement, death, or Disability, the executive or their family shall be entitled to receive the applicable benefits in a manner consistent with and at least equal to those provided by Enerflex to senior executives as at such date of termination.

Under the PSU Plan, if a Trigger Event occurs and termination of employment was for any reason whatsoever other than death or Just Cause, the unvested outstanding PSU awards immediately vests (at 100% or such higher percent as may be determined by the Board). The Board also has discretion under this Plan to accelerate vesting of any or all outstanding PSUs upon the completion of a Control Change. Under the RSU Plan, if a Trigger Event occurs and such termination of employment was for any reason whatsoever other than death or Just Cause, all unvested RSUs immediately vest.

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The Board also has discretion under the RSU Plan to accelerate the vesting of any or all outstanding RSUs upon the completion of a Control Change.

Under the Option Plan and under the PSE Plan, if a Trigger Event occurs and such termination of employment was for any reason whatsoever other than death, Just Cause or voluntary resignation, all unvested Options and PSEs, respectively, immediately vest.

The following table illustrates the incremental payments that would be received by each NEO under the specified circumstance. For the purposes of this table, the termination date of each NEO and the date of the change of control event, as applicable, is assumed to be December 31, 2023, and the value of Shares reflects the December 31, 2023, closing market price of $6.13 related to grants performed using a TSX FMV and $6.30 related to grants performed using a NYSE FMV (based on USD$1.000 = $1.3495).

NEO (1)	Change of Control and Termination ($)	Termination with Cause	Termination without Cause (2)	Retirement ($)

Marc Rossiter

Severance (3,4)	1,700,000	(5)	(5)	-

Bonus (6)	2,850,000	-	-	-

Benefits and Pension (7)	794,668	-	-	-

Option-Based Awards (unvested and accelerated) (8)	81,105	-	-	-

Share-Based Awards (unvested and accelerated) (9)	6,886,853	-	2,133,029 (10)	-

Total Payment	12,312,625	-	-	-

Patricia Martinez (11)

Severance (3,4)	1,039,115	(5)	(5)	-

Bonus (6)	1,010,411	-	-	-

Benefits and Pension (7)	426,939	-	-	-

Option-Based Awards (unvested and accelerated) (8)	24,683	-	-	-

Share-Based Awards (unvested and accelerated) (9)	1,792,909	-	573,779 (10)	-

Total Payment	4,294,058	-	-	-

Gregory Stewart (11)

Severance (3,4)	1,066,105	(5)	(5)	-

Bonus (6)	1,097,346	-	-	6,748 (12)

Benefits and Pension (7)	440,987	-	-	-

Option-Based Awards (unvested and accelerated) (8)	24,474	-	-	-

Share-Based Awards (unvested and accelerated) (9)	1,821,391	-	579,966 (10)	607,130 (13)

Total Payment	4,450,303	-	-	-

Roger George (11)

Severance (3,4)	1,168,667	(5)	(5)	-

Bonus (6)	989,588	-	-	-

Benefits and Pension (7)	402,213	-	-	-

Option-Based Awards (unvested and accelerated) (8)	-	-	-	-

Share-Based Awards (unvested and accelerated) (9)	1,263,458	-	196,321 (10)	-

Total Payment	3,823,926	-	-	-

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Notes:

(1)

Messrs. Bishnoi and Gray are not included in this table, as both had departed prior to the end of year. As a contract employee as of December 31, 2023, Mr. Dhindsa was not eligible for change of control, termination, or retirement provisions.

(2)

“Termination without Cause” includes termination without cause by Enerflex and resignation by the NEO but does not include any retirement that qualifies as normal or early retirement under the Retirement Policy.

(3)	Enerflex has a Change of Control Agreement with each NEO and as of December 31, 2023, does not have employment agreements with any of its NEOs.

(4)	The amount shown is equal to two times the annual base salary pursuant to the NEO’s Change of Control Agreement.

(5)	Any severance amount would be as determined under applicable law.

(6)	The amount shown is an amount equal to two times the average annual bonus earned in the 24 months preceding the date of termination, pursuant to the NEO’s Change of Control Agreement.

(7)

The amount shown is equal to 15% of two times the annual base salary as compensation for the loss of benefits plus the equivalent of any pension benefits to which the NEO would have been entitled had the NEO’s employment continued for two years following the date of termination, pursuant to the NEO’s Change of Control Agreement.

(8)

Value shown includes the incremental value of “in-the-money” unvested Options/PSEs as of December 31, 2023, calculated using the closing market price of a Share on December 31, 2023. The in-the-money amount with respect to Options/PSEs is the positive difference (if any) of the closing market price of a Share on December 31, 2023, and the exercise price of the award. In the event of a Control Change and termination, all unvested Options/PSEs vest. For a termination with cause, all vested and unvested Options/PSEs are forfeited. For a termination without cause, unvested Options/PSEs are forfeited, and vested Options/PSEs must be exercised within 90 days.

(9)

Value shown includes the incremental value of all unvested PSU and RSU awards calculated by using the closing market price of a Share on December 31, 2023, in accordance with the applicable plan provisions.

(10)

In accordance with plan documents, in the case of a termination without cause, a prorated portion of the unvested RSUs and PSUs are vested, and the remaining units would be forfeited. The values shown is the incremental value of these vested RSUs/PSUs as of December 31, 2023. For a termination with cause, all unvested RSUs/PSUs are forfeited.

(11)	Messrs. George and Stewart, and Ms. Martinez’s US dollars compensation has been converted to Canadian dollars using the average rate for 2023 (USD$1.0000 = $1.3495).

(12)

The amount shown reflects the retirement bonus based on years of service pursuant to the terms of the Retirement Policy in effect as of December 31, 2023. The amount of any retirement bonus for an executive officer is subject to Board discretion. Mr. Stewart is the only NEO whose retirement effective December 31, 2023, would qualify as an early retirement under the Retirement Policy. If Mr. Rossiter, Ms. Martinez, or Mr. George retired effective December 31, 2023, their retirement would be treated as a resignation (see the “Termination without Cause” column in the table above).

(13)

The amount shown reflects the retirement vesting amount based on years of service pursuant to the terms of the Retirement Policy in effect as of December 31, 2023. Mr. Stewart is the only NEO whose retirement effective December 31, 2023, would qualify as an early retirement under the Retirement Policy, therefore one-third of RSUs/PSUs would vest, and the remaining units would be forfeited. The values shown is the incremental value of RSUs/PSUs as of December 31, 2023.

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ADDITIONAL COMPENSATION PLAN INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Option Plan is the Company’s only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2023, there were 2,297,975 Options outstanding under the Option Plan (representing 1.9% of the issued and outstanding Shares), the details of which are as follows:

Plan Category	# of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)

Equity Compensation Plans Approved by Security Holders	2,297,975	$11.12	6,454,081

Equity Compensation Plans Not Approved by Security Holders	Nil	Nil	Nil

Total	2,297,975	$11.12	6,454,081

Note:

(1)	Excluding securities reflected in the total number of securities to be issued upon exercise of outstanding options.

ANNUAL BURN RATE

The annual burn rate for each security-based compensation arrangement for the three most recently completed fiscal years, expressed as a percentage, and calculated by dividing the number of awards granted under the arrangement during the applicable fiscal year by the weighted average number of Shares outstanding for the applicable fiscal year, is set forth in the following table:

Security-Based Compensation Arrangement	2023	2022	2021

Option Plan	0.000%	0.000%	0.730%

STOCK OPTION PLAN

History and Amendments

The Option Plan was approved by the Shareholders on April 16, 2014. On December 6, 2017, the Board amended and restated the Option Plan to clarify the treatment of Options when an EMT participant retires as a “good leaver”. The good leaver provision provides that if, before the expiry of an Option in accordance with the terms thereof, an EMT participant retires with Board approval in accordance with the Retirement Policy, unvested Options will fully vest by the second anniversary of the retirement date, subject to any conditions imposed by the Board in connection with the retirement, and are exercisable until the third anniversary of the retirement date, subject to any conditions imposed by the Board in connection with the retirement. On February 21, 2020, the Board further amended and restated the Option Plan to: (a) remove the 1% annual cap on Option grants; (b) make housekeeping changes to remove references to the legacy 2011 option plan (as there are no further Options outstanding under that plan) and to clarify the wording of the eligibility and amendment provisions (without amending the substance of those provisions); and (c) replenish and increase the fixed maximum number of Shares available for Options granted under the Option Plan (which increase was approved by the Shareholders on May 8, 2020). No option grants have occurred since 2021.

The following outlines the Option Plan provisions:

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Provision	Option Plan

Administration	The Board administers the Option Plan.

Eligible Participants	Officers and other key full-time employees. Non-employee directors are not eligible to participate.

Exercise Price	The exercise price is fixed by the Board at the time a grant of Options is approved and shall be equal to the FMV as of the date determined by the Board.

Vesting	Vesting provisions are as determined by the Board.

Granting and Exercising During a Blackout Period	If an expiry date of any Option falls within any blackout period, then the expiry date of such option is extended to the ten business days after the date that any blackout period ends.

Change of Control	The unexercised Options will become vested in circumstances where the participant’s employment is terminated in connection with a Control Change (as defined in the Option Plan).

Assignment	Options may not be assigned but may be exercised by the legal representative or estate of the recipient.

Termination Provisions

When a participant ceases to be a director, officer, or full-time employee of Enerflex, that participant ceases to be entitled to receive Options and may only exercise vested Options within the time limits specified in the Option Plan.

Expiry	Options must be exercised no later than seven years from the date of the grant.

Recoupment	All grants of Options are subject to the Enerflex Clawback Policy.

Option Plan Limits

There is a fixed maximum of 8,752,056 Shares reserved for issuance under the Option Plan, representing 7.1% of the outstanding Shares as of December 31, 2023. As of December 31, 2023, the Company has 6,454,081 Options available for future grants, representing 5.2% of the outstanding Shares. No option grants have been made since 2021.

No one person is entitled to receive Options representing more than 5% of the currently outstanding Shares.

The aggregate number of Shares issued to insiders within a one-year period or issuable to insiders at any time shall not exceed 10% of the issued and outstanding Shares (insider participation limit).

Amendment Provisions

Shareholder approval is required for the following amendments: (i) any amendment to the amending provision; (ii) any increase in the maximum number of Shares issuable under the plan; (iii) any reduction in the Option price or extension in the period during which an Option may be exercised (including a cancellation and re-grant of an Option to achieve the foregoing, and a substitution of an Option with cash or other award the terms of which are more favorable to the recipient); (iv) any amendment to the definition of participant; (v) any amendment to the assignability of Options provision; and (vi) any amendment to remove or exceed the insider participation limit.

Subject to the above amendments that require Shareholder approval, the Board may amend the Option Plan or any Option granted thereunder for any other purpose (provided that any material, adverse amendment to an outstanding Option requires the consent of the holder), including for example: (i) to ensure compliance with applicable laws; (ii) amendments of a housekeeping nature; (iii) changing vesting provisions of the Option Plan or of any Option; (iv) changing the termination provisions of the Option Plan or any Option provided such amendment does not entail an extension beyond the originally scheduled expiry date; and (v) adding a cashless exercise feature.

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MISCELLANEOUS

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Enerflex does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2023 fiscal year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any informed person (as defined in NI 51-102) of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director of the Company, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee director, senior officer, or anyone who has been a director or senior officer of the Company at any time since January 1, 2023, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, except as set forth in this Circular.

ADDITIONAL DISCLOSURE RELATING TO DIRECTORS

Other than as disclosed below, to the knowledge of the Company, no proposed director of Enerflex is, or within the ten years prior to the date of this Circular has been: (i) a director, chief executive officer, or chief financial officer of any company that was subject to a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer, or chief financial officer; (ii) a director, chief executive officer, or chief financial officer of any company that was subject to a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer; or (iii) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no proposed director has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

On March 17, 2015, Mr. Dunn was a director of Quicksilver Resources Inc. (“Quicksilver”), when certain of its affiliates filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. A marketing and sale process to sell all or a portion of its U.S.A. and Canadian assets was initiated on September 17, 2015. On January 23, 2016, Quicksilver announced

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that BlueStone Natural Resources II LLC was the winning bidder in the sale process. On August 16, 2016, the court entered an Order confirming the First Amended Joint Chapter 11 Plan of Liquidation for Quicksilver and its affiliated debtors (the “Quicksilver Plan”). The effective date as defined in the Quicksilver Plan was August 31, 2016. The Quicksilver Plan called for the establishment of a Liquidation Trust on the effective date for the purposes of liquidating and administering the Liquidation Trust Assets and making distributions on account thereof. Quicksilver’s board of directors was dissolved, and its officers discharged on August 31, 2016.

On March 4, 2020, Mr. Tyree was appointed Executive Chairman of Extraction Oil and Gas Inc. (“Extraction”) and independent oil and gas company. On June 14, 2020, Extraction, and its wholly owned subsidiaries, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. On July 30, 2020, Extraction filed a proposed Plan of Reorganization (the “Extraction Plan”) and related Disclosure Statement describing the Extraction Plan and the solicitation of votes to approve the same from certain of Extraction’s creditors. Subsequently on October 22, 2020, and November 5, 2020, Extraction filed first and second amendments, respectively, to the Disclosure Statement. The hearing to consider approval of the Disclosure Statement was held on November 6, 2020. On November 6, 2020, the Bankruptcy Court approved the adequacy of the Disclosure Statement and Extraction commenced a solicitation process to receive votes on the Extraction Plan.

Pursuant to the terms of the Extraction Plan and as described in the Disclosure Statement, Extraction also commenced a rights offering, which was backstopped by certain holders of the Senior Notes. On November 6, 2020, the Bankruptcy Court for the District of Delaware approved the Backstop Commitment Agreement, which provided a commitment of $200 million. The hearing on the confirmation of the Extraction Plan was held on December 23, 2020, in which the Extraction Plan was approved. On January 20, 2021, the Extraction Plan became effective in accordance with its terms, Extraction emerged from Chapter 11, and Mr. Tyree was appointed Chief Executive Officer and a director of the reorganized entity.

To the knowledge of the Company, no proposed director of Enerflex has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

CURRENCY OF INFORMATION

Except where otherwise expressly noted, the information in this Circular is given as of March 15, 2024, and references in this Circular to “$” or “dollars” are to Canadian dollars unless otherwise stated.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov/edgar. Financial information about the Company is provided in the Company’s comparative Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the Company’s financial year ended December 31, 2023, copies of which may be obtained under our electronic profile on SEDAR+ at www.sedarplus.ca, on Edgar at www.sec.gov/edgar, or by writing to the Corporate Secretary of the Company at Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than February 7, 2025, to be considered for inclusion in next year’s Management Information Circular for the purposes of Enerflex’s Meeting of Shareholders to be held in 2025.

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DIRECTORS’ APPROVAL

The Board of Directors of Enerflex has approved the contents and the sending of this Circular to the Shareholders.

Dated as of March 15, 2024.

[signed] “Marc Rossiter”

Marc Rossiter

President, Chief Executive Officer, and Director

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APPENDIX A – BOARD MANDATE

DUTIES OF DIRECTORS

INTRODUCTION

As prescribed by the articles of incorporation of Enerflex Ltd. (the “Corporation”), the board of directors of the Corporation (the “Board”) shall have a minimum of three and a maximum of twelve directors at any given time. At least a majority of the Board shall be independent (as defined by applicable legislation and the applicable rules of any stock exchange on which securities of the Corporation are listed and posted for trading), and in any event management representation on the Board shall not exceed two members.

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Management’s discharge of its responsibilities is subject to continuing oversight by the Board. Subject to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair (that shall be independent), nominating candidates for election to the Board, appointing committees, and determining director compensation.

The Board is responsible under law to supervise the management of the business and affairs of the Corporation. Without limiting the generality of the foregoing, the Board’s principal duties fall into six categories.

1.	SELECTION OF MANAGEMENT

a)

The Board is responsible for the appointment and replacement of a President & Chief Executive Officer (“President & CEO”), for monitoring President & CEO performance, approving the corporate goals and objectives of the President & CEO, determining President & CEO compensation and benefits, and providing advice and counsel in the execution of the President & CEO’s duties.

b)	The Board is responsible for approving the appointment and remuneration of all executive officers, taking into consideration the recommendation of the President & CEO.

c)	The Board is responsible for oversight of management succession, including retirement and termination decisions regarding executive officers.

d)

The Board is responsible, to the extent feasible, for satisfying itself as to the integrity of the President & CEO and other senior officers and for ensuring that such persons create a culture of integrity throughout the Corporation.

2.	MONITORING AND ACTING

a)

The Board is responsible for approving annual capital and operating plans and associated budgets, monitoring the Corporation’s performance against these plans and budgets, and revising and altering its direction through management in light of changing circumstances.

b)

The Board is responsible for taking action when the Corporation’s performance falls short of its goals or when other special circumstances warrant (for example, mergers and acquisitions or changes in control).

c)

The Board is responsible for approving all significant acquisitions, dispositions, investments, financings, and other significant matters outside the ordinary course, and for approving the Corporation’s register of authorities delegated to various levels of management.

d)	The Board is responsible for approving the Corporation’s annual corporate donations budget.

e)	The Board is responsible for approving any payment of dividends to shareholders and other activities and transactions as specified by applicable corporate law.

f)	The Board is responsible for approving the selection of the outside auditor for appointment by the shareholders, taking into consideration the recommendation of the Audit Committee.

g)

The Board monitors on a periodic, regular basis management’s identification and assessment of the principal business risks facing the Corporation and keeps informed of how these risks are being handled by management, including through the implementation of appropriate controls.

h)	The Board is responsible for overseeing the integrity of the Corporation’s internal control and management information systems.

3.	STRATEGY DETERMINATION

The Board is responsible for overseeing the development by management of the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals. The Board oversees the Corporation’s strategic planning process and monitors progress in achievement of the strategic plan.

4.	POLICIES AND PROCEDURES

a)	The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is operated.

b)

The Board has a particular responsibility to oversee the Corporation’s compliance with applicable laws and regulations, and the operation of its business in accordance with appropriate ethical standards. To this end the Board has approved the Enerflex Business Code of Conduct (the “Code”) and oversees compliance with the Code.

c)	The Board is responsible for developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines.

5.	REPORTING TO SHAREHOLDERS

a)	The Board is responsible for adopting a corporate disclosure policy including overseeing financial reporting to shareholders, other security holders, and regulators on a timely and regular basis.

b)	The Board is responsible for ensuring the timely reporting of any other developments that have a significant and material impact on the value or the reputation of the Corporation.

c)	The Board is responsible for reporting annually to shareholders on its stewardship for the preceding year, as required by applicable law.

d)	Shareholders are entitled to provide feedback to the Corporation and directly to the Board as set forth in the Shareholder Engagement Policy.

6.	LEGAL REQUIREMENTS

a)	The Board is responsible for overseeing compliance with applicable legal requirements.

b)	Canadian law identifies the following as the standards for the proper discharge of the Board’s responsibilities.

i.	to manage the business and affairs of the Corporation.

ii.	to act honestly and in good faith with a view to the best interests of the Corporation.

iii.	to exercise the care, diligence, and skill that reasonable prudent people would exercise in comparable circumstances.

iv.

to act in accordance with its obligations contained in the Canada Business Corporations Act and the regulations thereto, applicable securities laws, applicable rules of any stock exchange on which securities of the Corporation are listed and posted for trading, other relevant legislation and regulations, and the Corporation’s articles and by-laws.

c)

In particular, it should be noted that the following matters must be considered by the Board as a whole and, in accordance with the Canada Business Corporations Act, may not be delegated to a Committee:

i.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.	the filling of a vacancy among the directors or in the office of the auditor, or the appointment of additional directors;

iii.	the issuance of securities, including the issuance of any shares in one or more series;

iv.	the declaration of dividends;

v.	the purchase, redemption, or any other form of acquisition of shares issued by the Corporation;

vi.	the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation;

vii.	the approval of management proxy circulars;

viii.	the approval of any take-over bid circular or directors’ circular;

ix.	the approval of the financial statements of the Corporation to be submitted to shareholders; and

x.	the adoption, amendment, or repeal of by-laws of the Corporation.

ADDITIONAL EXPECTATIONS OF BOARD MEMBERS

In addition to the responsibilities and duties described above, there are additional expectations of the Corporation’s directors including the following:

1.	Board members are expected to maintain the highest personal and professional values, integrity, and ethics. This shall include compliance with the Code and certification on an annual basis.

2.	Board members are expected to bring a probing and objective perspective to the Board and be prepared to challenge management.

3.

Board members are expected to attend all Board and Committee meetings (as applicable) and devote the necessary time and attention to Board matters. This includes the advance review of materials, adequate preparation for Board meetings, and keeping informed about the Corporation’s business and relevant developments outside the Corporation that affect its business.

4.	With the exception of the Chair of the Board, independent Board members are expected to sit on at least one Board Committee.

5.	Directors are expected to own securities in the Corporation in compliance with the Share Ownership Guidelines.

APPENDIX B – GLOSSARY

Unless the context requires, when used in this Circular, the following terms shall have the meanings set forth below:

“401(k) Plan” or “401(k)” means the matched savings plan for United States employees.

“Absolute EBIT” means EBIT expressed as a dollar value.

“Act” has the meaning ascribed thereto in the section entitled “Corporate Governance and Sustainability Practices – Ethical Business Conduct and Compliance – Modern Slavery & Human Rights”.

“AIF” means the Annual Information Form of the Company for the year ended December 31, 2023, dated February 28, 2024, and filed under the electronic profile of the Company on SEDAR+ at www.sedarplus.ca.

“Amended By-Law No.3” means Enerflex’s Amended and Restated By-Law No.3, as amended, and restated by the Board effective August 9, 2018.

“Articles” means Enerflex’s Restated Certificate and Articles of Incorporation dated May 3, 2019.

“Audit Committee” means the Audit Committee of the Board.

“Beneficial Shareholders” has the meaning ascribed thereto in the section entitled “Virtual Meeting and Voter Information – How to Vote Prior to the Meeting – Beneficial Shareholders”.

“Board of Directors” or “Board” means the Board of Directors of Enerflex, as it may be comprised from time to time.

“Board Mandate” has the meaning ascribed thereto in the section entitled “Corporate Governance and Sustainability Practices – Board of Directors Mandate”.

“Capital Employed” is debt plus equity less cash.

“CBCA” means the Canada Business Corporations Act, as amended from time-to-time.

“CEO” or “President and CEO” means President and Chief Executive Officer of Enerflex.

“CFO” means Chief Financial Officer.

“Change of Control Agreements” has the meaning ascribed thereto in the section entitled “Compensation Discussion and Analysis – Payments on Termination and in Connection with a Change of Control”.

“Circular” means this Management Information Circular of Enerflex dated March 15, 2024.

“Code of Conduct” has the meaning ascribed thereto in the section entitled “Corporate Governance and Sustainability Practices – Ethical Business Conduct and Compliance – The Business Code of Conduct”.

“DCP” has the meaning ascribed thereto in the section entitled “Compensation Discussion and Analysis – Retirement and Pension Programs”.

“DCPP” means Defined Contribution Pension Plan for Canada employees.

“DSUs” means Deferred Share Units - a notional unit with a value equal to a Share that can only be redeemed when the individual leaves the Company.

“DSU Plan” means the Deferred Share Unit Plan of the Company, as amended from time-to-time.

“Eastern Hemisphere” means operations in the United Kingdom, the United Arab Emirates, Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

“EBIT” means Earnings Before Interest and Taxes for the trailing 12-month period.

“EBIT%” means EBIT divided by revenue and expressed as a percentage.

“EBITDA” means Earnings Before Interest, Taxes, Depreciation, and Amortization.

“EMT” means the Executive Management Team of Enerflex and includes the NEOs, among others.

“Enerflex”, “Company”, “Enterprise”, “our” or “we” means Enerflex Ltd. and its subsidiaries, where applicable.

“ERM” has the meaning ascribed thereto in the section entitled “Corporate Governance and Sustainability Practices – Oversight – Management of Climate-related Risks”.

“ESG” means environmental, social, and governance matters.

“EVP” means Executive Vice President.

“EVP and COO” means Executive Vice President and Chief Operating Officer of Enerflex.

“Extraction” has the meaning ascribed thereto in the section entitled “Miscellaneous – Additional Disclosure Relating to Directors”.

“Extraction Plan” has the meaning ascribed thereto in the section entitled “Miscellaneous – Additional Disclosure Relating to Directors”.

“EY” means Ernst and Young LLP, Chartered Professional Accountants in Calgary, Alberta, Canada.

“FMV” means the Fair Market Value of Company Shares, being the volume weighted average of the price of a Share on the TSX for the five days immediately preceding the date of the grant and/or date of award and/or dividend payment date, or date disclosed, as applicable.

“GHG” means greenhouse gas.

“GHG Protocol” has the meaning ascribed thereto in the section entitled “Corporate Governance and Sustainability Practices – Oversight – Emissions and GHG Emissions Management”.

“gEPS” means growth in earnings per share.

“HAZCOM” has the meaning ascribed thereto in the section entitled “Corporate Governance and Sustainability Practices – Oversight – Chemicals Management”.

“HRC Committee” means the Human Resources and Compensation Committee of the Board.

“HSE” means health, safety, and environment.

“Hugessen” means Hugessen Consulting, an advisor to the HRC Committee and the NCG Committee.

“Latin America” means operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.

“LTI Plans” or “LTIP” means the Long-Term Incentive Plans and includes the Option Plans, the DSU Plan, the RSU Plan, the PSE Plan, and the PSU Plan pursuant to which long-term incentives may be issued.

“Meeting” means the Annual Meeting of the holders of Shares to be held on May 7, 2024, and any adjournment(s) or postponement(s) thereof.

“Mercer” means Mercer (Canada) Limited, an advisor to the HRC Committee, and a wholly owned subsidiary of Marsh and McLennan Companies, Inc.

“MVIR” means the Motor Vehicle Incident Rate calculated by multiplying the number of major motor vehicle incidents in a calendar year by 1,000,000 and dividing the value by the total number of kilometres driven in the year. As used in this calculation, “major” refers to reportable motor vehicle incidents (as defined and interpreted in accordance with American

Petroleum Institute Total Motor Vehicle Incident Metric, Revision September 2017) where the resulting repair or replacement costs for the vehicle in question exceed USD$2500.00 or equivalent in local currency.

“NACD” has the meaning ascribed thereto in the section entitled “Corporate Governance and Sustainability Practices – Orientation and Continuing Education of Directors”.

“NCG Committee” means the Nominating and Corporate Governance Committee of the Board.

“NEO” or “NEOs” means the Named Executive Officers of Enerflex.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations, as amended from time-to-time.

“NI 52-110” means National Instrument 52-110 – Audit Committees, as amended from time-to-time.

“NI 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer, as amended from time-to-time.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices, as amended from time-to-time.

“North America” means operations in Canada and the U.S.A.

“NP 58-201” means National Policy 58-201 – Corporate Governance Guidelines, as amended from time-to-time.

“NYSE” means the New York Stock Exchange.

“Option Plan” means the Amended and Restated 2013 Stock Option Plan, as approved by Shareholders of the Company on April 16, 2014, amended and restated by the Board effective December 6, 2017, and further amended and restated by the Board on February 21, 2020, with the amendment to increase the total number of Shares reserved for issuance under the Option Plan approved by the Shareholders on May 8, 2020.

“Options” means the options to purchase Shares granted under the Option Plan.

“PSEs” means the Phantom Share Entitlements issued under the PSE Plan - a notional unit with a value equal to the FMV of a Share. PSEs represent the right only to receive a cash payment in accordance with the terms and conditions of the PSE Plan.

“PSE Plan” means the Amended and Restated Phantom Share Plan of the Company, as amended from time-to-time.

“PSUs” means the Performance Share Units issued under the PSU Plan - a notional unit with a value equal to the FMV of a Share. The value received is contingent upon meeting predetermined performance targets and the FMV at the time of payout.

“PSU Plan” means the Performance Share Unit Plan of the Company, as amended from time-to-time.

“Quicksilver” has the meaning ascribed thereto in the section entitled “Miscellaneous – Additional Disclosure Relating to Directors”.

“Quicksilver Plan” has the meaning ascribed thereto in the section entitled “Miscellaneous – Additional Disclosure Relating to Directors”.

“Record Date” means March 18, 2024.

“Retirement Policy” means the retirement policy of the Company, as amended from time to time, which applies to all employees of the Company, including NEOs, and pursuant to which an employee is deemed eligible to retire based on a combination of age plus years of service.

“ROCE” means Return on Capital Employed and is a ratio used to measure operating performance and the efficiency of the Company’s capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by average capital employed for the trailing four quarters.

“RSUs” means the Restricted Share Units issued under the RSU Plan - a notional unit with a value equal to the FMV of a Share. The value received is contingent upon meeting vesting requirements and the FMV at the time of payout.

“RSU Plan” means the Restricted Share Unit Plan of the Company, as amended from time-to-time.

“rTSR” means relative Total Shareholder Return, comparing the company’s TSR to that of other companies.

“SERP” means collectively, the U.S.A. and Canada Supplemental Employee Retirement Plans.

“Shareholders” means holders of Enerflex Shares.

“Shares” means the common shares in the capital of the Company.

“STI Plan” or “STIP” means the Short-Term Incentive Plan pursuant to which the Company may grant short-term variable pay based on the STIP payout calculation, as described in the section entitled “Short-Term Incentive Plan Payout Calculation”.

“SVP” means Senior Vice President.

“SVP, CFO” means Senior Vice President, Chief Financial Officer.

“TRIR” means the Total Recordable Injury Rate calculated by multiplying the number of recordable injuries in a calendar year by 200,000 (100 employees working 2,000 hours per year) and dividing the value by the total hours worked in the year.

“TSR” means Total Shareholder Return, the capital gains and dividends received from the investment.

“TSX” means the Toronto Stock Exchange.

“Two-Year Salary” has the meaning ascribed thereto in the section entitled “Compensation Discussion and Analysis – Payments on Termination and in Connection with a Change of Control”.

“United States” or “U.S.A.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Ener_ex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | ener_ex.com